U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No.     )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [    ]

Securities Act Rule 802 (Exchange Offer) [ X ]

Exchange Act Rule 13e-14(h)(8) (Issuer Tender Offer) [    ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [    ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [    ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [    ]

Canmarc Real Estate Investment Trust

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English)

Québec, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Cominar Real Estate Investment Trust

(Name of Person(s) Furnishing Form)

Real Estate Investment Trust Units

(Title of Class of Subject Securities)

CA1376412054

US137641106 (Rule 144A)

(CUSIP Number of Class of Securities (if applicable)

Michel Dallaire

Cominar Real Estate Investment Trust

455 rue du Marais

Québec City, Québec, Canada

G1M 3A2

(418) 681-8151

with a copy to:

Scott M. Tayne, Esq.

Davies Ward Phillips & Vineberg LLP

900 Third Avenue, 24th Floor

New York, New York 10022

(212) 308-8866

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Received Notices and Communications on Behalf of Subject Company

December 2, 2011

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

Document Number	Description

1.	Offer to Purchase and Circular, dated December 2, 2011

(b)	Not Applicable

Item 2.	Informational Legends

Legends compliant with Rule 802(b) under the Securities Act of 1933, as amended, have been included in the offering document described in Part I Item 1(a)(1), above.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Canmarc Units be accepted from or on behalf of, Unitholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction. However, the Cominar Acquisition Group may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Unitholders in any such jurisdiction.

This Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

December 2, 2011

OFFER TO PURCHASE

all of the issued and outstanding trust units

(together with associated rights issued under any unitholder rights plan)

(the “Canmarc Units”)

of

CANMARC REAL ESTATE INVESTMENT TRUST

by

COMINAR ACQUISITION GROUP

(as defined below)

for consideration per Canmarc Unit, at the option of the unitholders, of either:

(i) $15.30 cash

or

(ii) 0.7054 trust units of Cominar Real Estate Investment Trust,

subject to proration on the terms described herein

8012075 Canada Inc., 8012083 Canada Inc., 8012091 Canada Inc., 8012105 Canada Inc., 8012113 Canada Inc., 8012121 Canada Inc., 8012130 Canada Inc., 8012148 Canada Inc., 8012156 Canada Inc. and 8012164 Canada Inc. (collectively, the “Cominar Acquisition Group”), each a wholly-owned subsidiary of Cominar Real Estate Investment Trust (“Cominar”), hereby offer (the “Offer”) to purchase solidarily (jointly and severally), on the terms and subject to the conditions of the Offer, all of the issued and outstanding trust units of Canmarc Real Estate Investment Trust (“Canmarc”), other than any Canmarc Units owned directly or indirectly by Cominar and the Cominar Acquisition Group, and all trust units of Canmarc that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise, conversion or exchange of (i) the class B limited partnership units of Homburg Canada REIT Limited Partnership (if any), (ii) the deferred units and the restricted units issued under the long-term incentive plan of Canmarc or (iii) other securities of Canmarc that are convertible into or exchangeable or exercisable for, or existing rights to acquire, trust units of Canmarc (collectively, the “Convertible Securities”, together with the trust units of Canmarc and the associated rights (the “URP Rights”) issued under the existing unitholder rights plan of Canmarc or any other unitholder rights plan which may be adopted by Canmarc, collectively, the “Canmarc Units”), for consideration per Canmarc Unit, at the option of the unitholders of Canmarc (the “Unitholders”), of either: (i) $15.30 cash (the “Cash Alternative”); or (ii) 0.7054 trust units of Cominar Real Estate Investment Trust (the “Cominar Units”), subject to proration on the terms described herein (the “Unit Alternative”). See Section 1 of the Offer, “The Offer”.

Each Unitholder may elect the Cash Alternative or the Unit Alternative in respect of its Canmarc Units, provided that the Unit Alternative shall be subject to proration on the terms described herein and that the maximum aggregate amount of Cominar Units available for issuance under the Offer is 16 million Cominar Units. See Section 1 of the Offer, “The Offer”.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on January 12, 2012 (the “Expiry Time”), unless the Offer is extended or withdrawn.

The Dealer Manager for the Offer is: 1 First Canadian Place 4th Floor 100 King Street West Toronto, Ontario M5X 1H3

The Information Agent for the Offer is:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, ON M5X 1E2

North American Toll Free Phone:

1-877-657-5857

E-mail: contactus@kingsdaleshareholder.com

Facsimile: (416) 867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: (416) 867-2272

The Canmarc Units are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “CMQ.UN”. Based on the Cash Alternative of $15.30 per Canmarc Unit, the Offer represents a premium of approximately 15.2% over the closing price of $13.28 per Canmarc Unit on the TSX on November 25, 2011, the last trading day prior to Cominar’s announcement of its intention to make the Offer, a premium of approximately 33.2% over the closing price of $11.49 per Canmarc Unit on the TSX on September 8, 2011, the last trading day prior to Homburg Invest Inc.’s announcement that it had applied for protection under the Companies’ Creditors Arrangement Act, and a premium of approximately 33.0% over the issuance price of $11.50 per Canmarc Unit under Canmarc’s most recent public offering of Canmarc Units announced on August 23, 2011.

The Offer is conditional on, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Canmarc Units that constitutes, (i) together with any Canmarc Units owned directly or indirectly by Cominar and the Cominar Acquisition Group, at least 66 2/3% of Canmarc Units then outstanding (calculated on a fully-diluted basis) and (ii) at least a majority of the Canmarc Units (on a fully-diluted basis) the votes attached to which would be included in the minority approval of a second step business combination under applicable securities Laws. This and the other conditions of the Offer are described in Section 4 of the Offer, “Conditions of the Offer”. Subject to applicable Laws, the Cominar Acquisition Group reserves the right to withdraw or extend the Offer and to not take up and pay for any Canmarc Unit deposited under the Offer unless each of the conditions of the Offer is satisfied or waived (at the sole discretion of the Cominar Acquisition Group) at or prior to the Expiry Time.

A Unitholder who wishes to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on YELLOW paper) or a manually executed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing its Canmarc Units and all other required documents, with Computershare Investor Services Inc. (the “Depositary”) at its office in Toronto, Ontario, specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, a Unitholder may (i) accept the Offer by following the procedures for book-entry transfer of Canmarc Units set out in Section 3 of the Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”, or (ii) follow the procedure for guaranteed delivery set out in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on PINK paper), or a manually executed facsimile thereof.

Unitholders whose Canmarc Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in order to take the necessary steps to be able to deposit such Canmarc Units under the Offer.

All payments under the Offer will be made in Canadian dollars. Unitholders will not be required to pay any fee or commission if they accept the Offer by depositing their Canmarc Units directly with the Depositary or if they make use of the services of a Soliciting Dealer, if any, to accept the Offer.

Questions and requests for assistance may be directed to the Depositary or the information agent for the Offer, Kingsdale Shareholder Services Inc. (the “Information Agent”), whose contact details are provided on the back cover of this document. Additional copies of this document and the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary or the Information Agent and are accessible on the Canadian Securities Administrators’ website at www.sedar.com. This website address is provided for informational purposes only and no information contained on, or accessible from, such website is incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Cominar Acquisition Group, Cominar, the Information Agent, a Soliciting Dealer or the Depositary.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Canmarc Units be accepted from or on behalf of, Unitholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction. However, the Cominar Acquisition Group may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Unitholders in any such jurisdiction.

NOTICE TO UNITHOLDERS IN THE UNITED STATES

THE COMINAR UNITS OFFERED UNDER THE OFFER ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) PROVIDED BY RULE 802 THEREUNDER. NO COMINAR UNITS WILL BE DELIVERED IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR FOR THE BENEFIT OF A PERSON IN THE UNITED STATES, UNLESS COMINAR IS SATISFIED THAT SUCH COMINAR UNITS MAY BE DELIVERED IN THE RELEVANT JURISDICTION IN RELIANCE UPON AVAILABLE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND THE SECURITIES LAWS OF THE RELEVANT U.S. STATE OR OTHER LOCAL JURISDICTION, OR ON A BASIS OTHERWISE DETERMINED TO BE ACCEPTABLE TO COMINAR IN ITS SOLE DISCRETION, AND WITHOUT SUBJECTING COMINAR TO ANY REGISTRATION, REPORTING OR SIMILAR REQUIREMENTS. WITHOUT LIMITATION OF THE FOREGOING, EXCEPT AS MAY BE OTHERWISE DETERMINED BY COMINAR IN ITS SOLE DISCRETION, COMINAR UNITS WILL NOT BE DELIVERED TO OR FOR THE ACCOUNT OR FOR THE BENEFIT OF INELIGIBLE UNITHOLDERS (AS DEFINED IN THE OFFER).

HOWEVER, INELIGIBLE UNITHOLDERS THAT WOULD OTHERWISE RECEIVE COMINAR UNITS IN EXCHANGE FOR THEIR CANMARC UNITS SHALL HAVE SUCH COMINAR UNITS ISSUED TO A SELLING AGENT, WHICH SHALL, AS AGENT FOR SUCH UNITHOLDERS, AS EXPEDITIOUSLY AS IS COMMERCIALLY REASONABLE THEREAFTER, SELL SUCH COMINAR UNITS ON THEIR BEHALF THROUGH THE FACILITIES OF THE TSX AND HAVE THE NET PROCEEDS OF SUCH SALE, LESS ANY APPLICABLE BROKERAGE COMMISSIONS, OTHER EXPENSES AND WITHHOLDING TAXES, DELIVERED TO SUCH UNITHOLDERS. EACH UNITHOLDER FOR WHOM COMINAR UNITS ARE SOLD BY THE SELLING AGENT WILL RECEIVE AN AMOUNT EQUAL TO SUCH UNITHOLDER’S PRO RATA INTEREST IN THE NET PROCEEDS OF SALES OF ALL COMINAR UNITS SO SOLD BY THE SELLING AGENT. COMINAR WILL HAVE NO LIABILITY FOR ANY SUCH PROCEEDS RECEIVED OR THE REMITTANCE THEREOF TO SUCH UNITHOLDERS.

ALL INELIGIBLE UNITHOLDERS MUST NOTIFY THEIR BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH THEIR CANMARC UNITS ARE HELD OF THEIR STATUS AS AN INELIGIBLE UNITHOLDER. FAILURE BY AN INELIGIBLE UNITHOLDER TO INFORM SUCH UNITHOLDER’S BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH SUCH UNITHOLDER’S UNITS ARE HELD OF SUCH UNITHOLDER’S STATUS AS AN INELIGIBLE UNITHOLDER PRIOR TO THE EXPIRY TIME WILL BE DEEMED TO BE A CERTIFICATION THAT SUCH UNITHOLDER IS NOT A RESIDENT OF A U.S. STATE WHO IS NOT AN EXEMPT “INSTITUTIONAL INVESTOR” WITHIN THE MEANING OF THE SECURITIES LAWS AND REGULATIONS OF THE SUBJECT STATE OF WHICH SUCH UNITHOLDER IS A RESIDENT. ANY UNITHOLDER IN THE UNITED STATES THAT DEPOSITS CANMARC UNITS USING A LETTER OF TRANSMITTAL THAT DOES NOT INDICATE WHETHER SUCH UNITHOLDER IS AN INELIGIBLE UNITHOLDER WILL BE DEEMED TO HAVE CERTIFIED THAT SUCH UNITHOLDER IS NOT AN INELIGIBLE UNITHOLDER.

THE COMINAR UNITS ISSUED TO UNITHOLDERS UNDER THE OFFER WILL BE “RESTRICTED SECURITIES” WITHIN THE MEANING OF RULE 144 UNDER THE U.S. SECURITIES ACT TO THE SAME EXTENT AND PROPORTION THAT CANMARC UNITS DEPOSITED BY SUCH UNITHOLDERS UNDER THE OFFER ARE “RESTRICTED SECURITIES”. ACCORDINGLY, IF YOU DEPOSIT CANMARC UNITS UNDER THE OFFER THAT BEAR A U.S. SECURITIES ACT RESTRICTIVE LEGEND, ANY COMINAR UNIT ISSUED TO YOU IN EXCHANGE FOR SUCH CANMARC UNITS SHALL ALSO BEAR A U.S. SECURITIES ACT RESTRICTIVE LEGEND.

THE SECURITIES OFFERED UNDER THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

i

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAN AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

The Offer is being made for the securities of a Canadian entity that does not have securities registered under Section 12 of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated by the U.S. Securities and Exchange Commission (the “SEC”) thereunder. The Offer is made in the United States with respect to securities of a “foreign private issuer”, as such term is defined in Rule 3b-4 under the U.S. Exchange Act, in accordance with Canadian corporate and tender offer rules. Unitholders resident in the United States should be aware that such requirements are different from those of the United States applicable to tender offers under the U.S. Exchange Act and the rules and regulations promulgated thereunder. Financial statements included herein or incorporated by reference have been prepared in accordance with Canadian generally accepted accounting principles or international financial reporting standards and thus may not be comparable to financial statements of United States companies.

Unitholders resident of countries other than Canada, including the United States, should be aware that the disposition of Canmarc Units by them on the terms described herein may have tax consequences both in their country of residence and in Canada. Such consequences, including the effect of the Offer and the tender of the Canmarc Units by them, may not be fully described herein and such holders are urged to consult their tax advisors. See Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”.

Unitholders should be aware that the Cominar Acquisition Group, Cominar and their affiliates, directly or indirectly, may bid for or make purchases of Canmarc Units during the period of the Offer, as permitted by applicable Laws in Canada.

It may be difficult for Unitholders who are resident of countries other than Canada, including the United States, to enforce their rights and any claim they may have under laws other than Canadian laws, including, without limitation, United States federal securities laws, given that the Cominar Acquisition Group is formed of entities incorporated under the laws of Canada, Cominar is an unincorporated close-ended real estate investment trust governed by the laws of the Province of Québec and Canmarc is an unincorporated open-ended real estate investment trust governed by the laws of the Province of Québec, that the majority of the officers, directors and trustees of Cominar, the Cominar Acquisition Group and Canmarc reside in Canada, and that all or a substantial portion of the assets of the Cominar Acquisition Group, Cominar and Canmarc and the other above-mentioned persons are located in Canada. Unitholders who are resident of countries other than Canada, including the United States, may not be able to sue the Cominar Acquisition Group, Cominar, Canmarc or their respective officers, directors or trustees in a Canadian court for violation of laws, including United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court outside of Canada, including a court in the United States, or to enforce judgment obtained from a court located outside of Canada, including of a court of the United States.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer is being made only for Canmarc Units and is not made for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, convert, exchange or exercise such Convertible Securities in order to deposit the resulting Canmarc Units in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will be in a position to deposit such Canmarc Units at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance – Procedure for Guaranteed Delivery” in Section 3 of the Offer.

ii

The tax consequences to holders of Convertible Securities of converting, exchanging or exercising their Convertible Securities are not described in either Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”, or in Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”. Holders of Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision whether to convert, exchange or exercise their Convertible Securities.

CURRENCY

All dollar references in the Offer and Circular are in Canadian dollars, except where otherwise indicated.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the accompanying Circular under Section 7, “Purpose of the Offer and Plans for Canmarc”, Section 9, “Source of Funds”, and Section 13, “Acquisition of Canmarc Units Not Deposited”, in addition to certain statements contained elsewhere in this document, are “forward-looking statements” and are prospective in nature. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Cominar’s actual results could differ materially from those anticipated in forward-looking statements, as applicable, including as a result of the risks associated with the ownership of immoveable property, access to capital, current global financial conditions, competition in the real estate sector, property acquisitions and developments, dependence on key personnel, potential conflicts of interest, general uninsured losses, governmental regulation, limits on activities and debt financing. While Cominar believes that the expectations reflected in the forward-looking statements contained herein, and in its documents incorporated by reference herein, are reasonable, no assurance can be given that these expectations will prove to be correct, and such forward-looking statements included in, or incorporated by reference in such documents should not be unduly relied upon. These statements speak only as of the date hereof or as of the date specified in the documents incorporated by reference herein, as the case may be. These factors are discussed in greater detail in the accompanying Circular and in Cominar’s most recent Annual Information Form filed with the Canadian provincial securities regulatory authorities and available on SEDAR.

The Cominar Acquisition Group and Cominar disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable Laws.

INFORMATION CONCERNING CANMARC

The information concerning Canmarc contained in this document has been taken from and is based solely upon Canmarc’s public disclosure on file with Canadian securities regulatory authorities. Canmarc has not reviewed this document, and neither has confirmed the accuracy and completeness of the information in respect of Canmarc contained in this document. Although neither the Cominar Acquisition Group nor Cominar has any knowledge that would indicate that any information or statements contained in this document concerning Canmarc taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, neither the Cominar Acquisition Group, Cominar nor any of their respective directors, trustees or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by Canmarc to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to the Cominar Acquisition Group or Cominar. Except as otherwise indicated, information concerning Canmarc is given based on information in Canmarc’s public disclosure available as of November 25, 2011. All references to the number of Canmarc Units outstanding on a fully-diluted basis as at November 25, 2011 in this document are references to estimates of such figures based solely on Canmarc’s public disclosure.

iii

9. Source of Funds	43
10. Ownership of and Trading in Securities of Canmarc	44
11. Commitments to Acquire Securities of Canmarc	45
12. Other Material Facts	45
13. Acquisition of Canmarc Units Not Deposited	45

The following is a summary only and is qualified in its entirety by the detailed provisions contained elsewhere in the Offer and Circular. Unitholders are urged to read the Offer and Circular in their entirety. Terms defined in the Glossary and not otherwise defined in this Summary have the respective meanings given to them in the Glossary, unless the context otherwise requires.

The Offer

The Cominar Acquisition Group hereby offers to purchase solidarily (jointly and severally), on the terms and subject to the conditions of the Offer, all of the issued and outstanding Canmarc Units Cominar does not directly or indirectly own, together with the associated URP Rights, including all Canmarc Units that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of the Convertible Securities, for a consideration per Canmarc Unit, at the option of the Unitholder, of either:

(a)	$15.30 cash; or

(b)	0.7054 Cominar Units, subject to proration and on the terms described herein,

as elected by the Unitholder in the applicable Letter of Transmittal or Notice of Guaranteed Delivery.

Each Unitholder may elect the Cash Alternative or the Unit Alternative in respect of its Canmarc Units, provided that the Unit Alternative shall be subject to proration on the terms described herein and that the maximum aggregate amount of Cominar Units available for issuance under the Unit Alternative of the Offer is 16 million Cominar Units. See Section 1 of the Offer, “The Offer”.

UNITHOLDERS WHO DO NOT PROPERLY ELECT EITHER THE CASH ALTERNATIVE OR THE UNIT ALTERNATIVE WITH RESPECT TO ANY CANMARC UNITS DEPOSITED BY THEM PURSUANT TO THE OFFER WILL BE DEEMED TO HAVE ELECTED THE CASH ALTERNATIVE.

The Offer is being made only for Canmarc Units and the associated URP Rights and is not made for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, convert, exchange or exercise such Convertible Securities in order to deposit the resulting Canmarc Units in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will be in a position to deposit such Canmarc Units at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under Manner of Acceptance – Procedure for Guaranteed Delivery” in Section 3 of the Offer.

Based on the Cash Alternative of $15.30 per Canmarc Unit, the Offer represents a premium of approximately 15.2% over the closing price of $13.28 per Canmarc Unit on the TSX on November 25, 2011, the last trading day prior to Cominar’s announcement of its intention to make the Offer, a premium of approximately 33.2% over the closing price of $11.49 per Canmarc Unit on the TSX on September 8, 2011, the last trading day prior to Homburg Invest Inc.’s announcement that it had applied for protection under the Companies’ Creditors Arrangement Act, and a premium of approximately 33.0% over the issuance price of $11.50 per Canmarc Unit under Canmarc’s most recent public offering of Canmarc Units announced on August 23, 2011.

The obligation of the Cominar Acquisition Group to take up and pay for Canmarc Units pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

No fractional Cominar Units will be issued pursuant to the Offer. In lieu of fractional Cominar Units, a Unitholder accepting the Offer who would otherwise receive a fraction of a Cominar Unit will receive a cash payment determined on the basis of $21.69 for each whole Cominar Unit.

No Cominar Units will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Cominar is satisfied that such Cominar Units may be delivered in the relevant jurisdiction in reliance upon available exemptions from applicable registration requirements, or on a basis otherwise determined to be acceptable to Cominar in its sole discretion, and without subjecting Cominar to any registration, reporting or similar requirements. Without limitation of the foregoing, except as may be otherwise determined by Cominar in its sole discretion, Cominar Units will not be delivered to or for the account or for the benefit of Ineligible Unitholders. However, Ineligible Unitholders that would otherwise receive Cominar Units in exchange for their Canmarc Units shall have such Cominar Units issued to a selling agent, who shall sell such Cominar Units on their behalf through the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Unitholders. All Ineligible Unitholders, must notify their broker, financial advisor, financial institution or other nominee through which their Canmarc Units held of their status as an Ineligible Unitholder. See Section 1 of the Offer, “The Offer” and Section 16 of the Circular, “Regulatory Matters – U.S. Securities Laws”.

The Cominar Units issuable in respect of Ineligible Unitholders who elect the Unit Alternative will be issued and delivered to the Depositary for sale by the Depositary on their behalf.

Time for Acceptance

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on January 12, 2012 unless the Offer is extended or withdrawn by Cominar. See Section 5 of the Offer, “Extension, Variation or Change in the Offer”.

Cominar

Cominar is an unincorporated close-ended real estate investment trust created by contract of trust on March 31, 1998, as amended, and is governed by the laws of the Province of Québec. The head and registered office of Cominar is located at 455 rue du Marais, Québec City, Québec, G1M 3A2.

As one of the largest property owners and managers in the Province of Québec, Cominar has a leading presence and enjoys significant economies of scale in this market. It currently owns a diversified portfolio of 269 office, retail, industrial and mixed-use properties of which 95 are located in the greater Québec City area, 136 are located in the greater Montréal area, 4 are located in the greater Ottawa area and 34 are located in the Atlantic provinces. The portfolio comprises approximately 6.7 million square feet of office space, 3.1 million square feet of retail space and 11.2 million square feet of industrial and mixed-use space, representing, in the aggregate, over 21.0 million square feet of leasable area. As at September 30, 2011, Cominar’s portfolio was approximately 93.6% leased. Cominar’s properties are mostly situated in prime locations along major traffic arteries and benefit from high visibility and easy access by both tenants and tenants’ customers.

The Cominar Acquisition Group

The entities forming part of the Cominar Acquisition Group were incorporated under the laws of Canada on November 18, 2011 and have not carried on any material business prior to the date hereof other than in connection with matters directly related to the Offer. Each of the entities forming part of the Cominar Acquisition Group is a wholly-owned subsidiary of Cominar.

Canmarc

Canmarc is an unincorporated open-ended real estate investment trust created by declaration of trust, as amended on May 25, 2010, and is governed by the laws of the Province of Québec. The head and registered office of Canmarc is located at 1 Place Alexis Nihon, Suite 1010, Montréal, Québec, H3Z 3B8.

Canmarc owns a portfolio of Canadian income-producing commercial properties, comprised mainly of retail and office properties with certain industrial properties, as well as certain income-producing multifamily residential properties. As at November 9, 2011, Canmarc owned a portfolio of 114 income-producing commercial properties that comprise approximately 8.8 million square feet of commercial gross leasable area and one income-producing multi-family residential property that comprises 464 multi-family residential units.

The properties are located in the Province of Québec, Atlantic Canada, Western Canada and the Province of Ontario. Canmarc’s operational infrastructure is national in scope, operating in five provinces and three operating platforms located in Halifax/Dartmouth, Nova Scotia, Montréal, Québec, and Calgary, Alberta.

Reasons to Accept the Offer

Unitholders should consider the following factors in making their decision to accept the Offer.

Reasons to Accept the Cash Alternative

Significant Premium

The all-cash purchase price under the Cash Alternative represents a premium of approximately 15.2% over the closing price of $13.28 per Canmarc Unit on November 25, 2011, the last trading day prior to the announcement of the Offer, a premium of approximately 33.2% over the closing price of $11.49 per Canmarc Unit on the TSX on September 8, 2011, the last trading day prior to Homburg Invest Inc.’s announcement that it had applied for protection under the Companies’ Creditors Arrangement Act, and a premium of approximately 33.0% over the issuance price of $11.50 per Canmarc Unit under Canmarc’s most recent public offering of Canmarc Units announced on August 23, 2011.

Certainty of Value and Immediate Liquidity

The consideration under the Cash Alternative provides Unitholders with certainty of value and immediate liquidity, and removes the risks associated with the continued ownership of Canmarc Units.

Fully Financed Cash Offer

The Offer is not subject to any financing conditions. National Bank of Canada, Bank of Montreal and Caisse Centrale Desjardins have provided Cominar with a commitment to fund the entire consideration payable for the Canmarc Units and back-stop post-closing refinancing and liquidity requirements.

Reasons to Accept the Unit Alternative

Increase in Monthly Cash Distributions

Based on the exchange ratio of 0.7054 Cominar Units per Canmarc Unit offered under the Unit Alternative and before any proration of the consideration under the Unit Alternative, the monthly cash distributions to Unitholders electing the Unit Alternative are expected to increase by approximately 6.9%.

Participation in Future Upside of the Combined Entity

Unitholders electing the Unit Alternative will have the opportunity to participate in the future upside of Cominar. The acquisition of Canmarc is expected to significantly enhance Cominar’s profile by providing it with the following benefits:

•	Addition of Complementary Portfolio of High-quality Properties

The acquisition of Canmarc will provide Cominar with an additional 8.8 million square feet of high-quality real estate that is complementary to its existing portfolio. Combined with Cominar’s existing properties, the addition of Canmarc’s assets will create a unique portfolio of high-quality properties including a number of landmark buildings.

•	Enhanced Size and Diversification

The acquisition of Canmarc will increase Cominar’s asset base by approximately 42% to approximately 30 million square feet, with an enhanced footprint in the Province of Québec and a meaningful presence in the Maritimes, western Canada and Ontario. Furthermore, Cominar’s portfolio will benefit from enhanced diversification among the office, retail and industrial asset classes.

Based on public disclosure, management of Cominar expects the following geographical and asset class distribution of the combined entity’s gross leasable area:

•	Improved Capital Markets Profile

The acquisition of Canmarc will increase Cominar’s enterprise value to approximately $4.4 billion, creating the second-largest diversified REIT in Canada, while increasing liquidity for Cominar unitholders. Accordingly, Cominar will benefit from stronger access to capital.

•	Lower Cost of Capital

The increased size and enhanced geographic and asset-class diversification resulting from the acquisition of Canmarc is expected to allow Cominar to benefit from a lower cost of capital, thus improving its competitiveness for future asset and portfolio acquisitions.

•	Positioned for Further Growth

The combined entity will be ideally positioned to execute Cominar’s continued expansion in its key markets and in the Ontario market.

•	Synergies

Given the scale of its existing operations in the Province of Québec, Cominar expects to realize synergies from the combination of the two entities. Cominar’s knowledge of the key markets in which Canmarc operates is expected to result in lower operating costs and improved operating efficiencies, creating further synergies for Cominar.

•	Immediately Accretive

The transaction is expected to be immediately accretive to distributable income, funds from operations and adjusted funds from operations, on a per unit basis. The accretion to adjusted funds from operations per unit is in turn expected to result in a decreased payout ratio for the combined entity.

Purpose of the Offer

The purpose of the Offer is to enable the Cominar Acquisition Group to acquire (and Cominar indirectly to acquire through the Cominar Acquisition Group) all of the outstanding Canmarc Units. If the Cominar Acquisition Group takes up and accepts for payment the Canmarc Units validly deposited under the Offer, the Cominar Acquisition Group currently intends, and subject to compliance with all applicable Laws, to acquire all the outstanding Canmarc Units not deposited under the Offer pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 7 of the Circular, “Purpose of the Offer and Plans for Canmarc”, and Section 13 of the Circular, “Acquisition of Canmarc Units Not Deposited”.

Conditions of the Offer

Notwithstanding any other provision of the Offer, but subject to applicable Laws, the Cominar Acquisition Group will have the right to withdraw the Offer or extend the Offer, and shall not be required to take up and pay for any Canmarc Unit deposited under the Offer, unless the conditions described in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived (at the sole discretion of the Cominar Acquisition Group) at or prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn such number of Canmarc Units that constitutes (i) together with any Canmarc Units owned directly or indirectly by Cominar and the Cominar Acquisition Group, at least 66 2/3% of the outstanding Canmarc Units (on a fully-diluted basis) at the Expiry Time and (ii) at least a majority of the Canmarc Units (on a fully-diluted basis) the votes attached to which would be included in the minority approval of a second step business combination under applicable securities Laws. See Section 4 of the Offer, “Conditions of the Offer”

Regulatory Considerations

While the Offer constitutes an “insider bid” for the purposes of MI 61-101, no formal valuation is required thereunder because neither the Cominar Acquisition Group nor any joint actor with the Cominar Acquisition Group has, or has had within the preceding 12 months, any board or management representation in respect of Canmarc, or has knowledge of any material information concerning Canmarc or its securities that has not been generally disclosed. See Section 16 of the Circular, “Regulatory Matters”.

Manner of Acceptance

A Unitholder who wishes to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on YELLOW paper) or a manually executed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Canmarc Units and all other required documents, with the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal. See Section 3 of the Offer, “Manner of Acceptance – Letter of Transmittal”.

If a Unitholder wishes to accept the Offer and deposit its Canmarc Units under the Offer and the certificate(s) representing such Unitholder’s Canmarc Units is (are) not immediately available, or if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Canmarc Units nevertheless may be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on PINK paper), or a manually executed facsimile thereof, in accordance with the instructions in the Notice of Guaranteed Delivery. See Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

Unitholders may accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Unitholders accepting the Offer through book-entry transfer must make sure such documents are received by the Depositary at or prior to the Expiry Time. Unitholders accepting the Offer through a book-entry transfer shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof (in the event they have not otherwise completed a Letter of Transmittal) and therefore such instructions shall be considered a valid tender in accordance with the Offer.

Unitholders will not be required to pay any fee or commission if they accept the Offer by depositing their Canmarc Units directly with the Depositary or if they make use of the services of a Soliciting Dealer, if any, to accept the Offer.

Unitholders whose Canmarc Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in order to take necessary steps to be able to deposit such Canmarc Units under the Offer.

Unitholders should contact the Depositary, the Information Agent, a Soliciting Dealer or a broker or dealer for assistance in accepting the Offer and in depositing their Canmarc Units with the Depositary.

Take-Up and Payment for Deposited Canmarc Units

If all of the conditions described in Section 4 of the Offer, “Conditions of the Offer”, have been satisfied or waived (at the sole discretion of the Cominar Acquisition Group) at or prior to the Expiry Time, the Cominar Acquisition Group will take up and pay for Canmarc Units validly deposited under the Offer and not properly withdrawn not later than ten days after the Expiry Time. Any Canmarc Units taken up will be paid for or Cominar Units will be issued as soon as possible, and in any event not later than three business days after they are taken up. Any Canmarc Units deposited under the Offer after the date on which Canmarc Units are first taken up by the Cominar Acquisition Group under the Offer but prior to the Expiry Time will be taken up and paid for or Cominar Units will be issued not later than ten days after such deposit. See Section 6 of the Offer, “Take-Up of and Payment for Deposited Canmarc Units”.

Each Unitholder may elect the Cash Alternative or the Unit Alternative in respect of its Canmarc Units, provided that the Unit Alternative shall be subject to proration on the terms described herein and that the maximum aggregate amount of Cominar Units available for issuance under the Offer is 16 million Cominar Units. See Section 1 of the Offer, “The Offer”.

Withdrawal of Deposited Canmarc Units

Canmarc Units deposited under the Offer may be withdrawn by or on behalf of the depositing Unitholder at any time before the Canmarc Units have been taken up by Cominar Acquisition Group under the Offer and in the other circumstances described in Section 7 of the Offer, “Withdrawal of Deposited Canmarc Units”. Except as so indicated or as otherwise required by applicable Laws, deposits of Canmarc Units are irrevocable.

Acquisition of Canmarc Units Not Deposited

If the Cominar Acquisition Group takes up and pays for Canmarc Units deposited under the Offer, the Cominar Acquisition Group’s current intention is that it will pursue a Compulsory Acquisition (as defined in the Offer) or a Subsequent Acquisition Transaction (as defined in the Offer) to enable the acquisition and/or exchange and/or redemption of all Canmarc Units not deposited under the Offer. In order to effect a Subsequent Acquisition Transaction in respect of Canmarc, the Cominar Acquisition Group currently intends to amend the declaration of trust of Canmarc as further described herein. The execution of the Letter of Transmittal (or, in the case of Canmarc Units deposited by book-entry transfer, the making of a book-entry transfer) irrevocably approves the Special Resolutions (as defined in the Offer) and irrevocably constitutes, appoints and authorizes the Cominar Acquisition Group, each director and officer of the Cominar Acquisition Group and any other person designated by the Cominar Acquisition Group to pass the Special Resolutions on behalf of the depositing Unitholders and take such other steps to implement the Special Resolutions. Unitholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid deposit under and in accordance with the terms of the Offer. Accordingly, by depositing Canmarc Units under the Offer, depositing Unitholders will be, among other things, approving and authorizing the Special Resolutions and such amendments to the declaration of trust of Canmarc to enable the acquisition and/or exchange and/or redemption of all of the Canmarc Units not deposited under the Offer by way of a Subsequent Acquisition Transaction on the same conditions as under the Offer. There is no assurance that a Compulsory Acquisition or a Subsequent Acquisition Transaction will be completed on the terms described herein or at all, in particular if the Cominar Acquisition Group acquires less than 66 2/3% of the outstanding Canmarc Units (on a fully-diluted basis). See Section 13 of the Circular, “Acquisition of Canmarc Units Not Deposited”.

Stock Exchange Listing

The Canmarc Units are listed on the TSX under the trading symbol “CMQ.UN”. See Section 4 of the Circular, “Certain Information Concerning Securities of Canmarc”. Depending on the number of Canmarc Units purchased by the Cominar Acquisition Group under the Offer, it is possible that the Canmarc Units will fail to meet the criteria of the TSX for continued listing on the TSX. If permitted by applicable Laws, the Cominar Acquisition Group intends to cause Canmarc to apply to delist the Canmarc Units from the TSX as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. See Section 18 of the Circular, “Effect of the Offer on the Market for and Listing of Canmarc Units and Status as a Reporting Issuer”.

Unitholder Rights Plan

Pursuant to the terms of the Unitholder Rights Plan of Canmarc (the “Unitholder Rights Plan”), Canmarc has issued one URP Right (as defined in the Offer) for each Canmarc Unit outstanding as at the date hereof and will issue one URP Right for each Canmarc Unit issued during the currency of the Unitholder Rights Plan. The Unitholder Rights Plan allows for “Permitted Bids” (as described below). A “Permitted Bid” means a bid which is made by an Offeror by means of a take-over bid circular and which also complies with additional provisions, including that: (i) the bid is made to all holders of Canmarc Units, other than the Offeror, for all of the issued and outstanding Canmarc Units (including any Convertible Securities); and (ii) the bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to specific irrevocable and unqualified conditions more fully described in Section 8 of the Circular, “Unitholder Rights Plan”.

The Offer is not a “Permitted Bid” for purposes of the Unitholder Rights Plan. Accordingly, in order for the Offer to proceed, the Unitholder Rights Plan must be terminated, or action must be taken by the Canmarc Board or by a securities commission or court of competent jurisdiction to remove the effect of the Unitholder Rights Plan and permit the Offer to proceed. See Section 8 of the Circular, “Unitholder Rights Plan”.

According to Canmarc, the Unitholder Rights Plan is intended to ensure that the Unitholders and the Canmarc Board be given sufficient time to evaluate the bid, negotiate with the initial bidder and encourage competing bids. In the present circumstances, the Cominar Acquisition Group believes that, by early January, Canmarc and its trustees and the Unitholders will have had more than adequate time to fully consider the Offer and any available alternative transactions and to determine whether to deposit their Canmarc Units under the Offer.

Canadian Federal Income Tax Considerations

Generally, a Unitholder who is resident in Canada, who holds Canmarc Units as capital property and who sells Canmarc Units to the Cominar Acquisition Group under the Offer will realize a capital gain (or capital loss) equal to the amount by which the amount received for the Canmarc Units (which would be the cash received plus the fair market value of any Cominar units received), net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Unitholder of such Canmarc Units.

Generally, Unitholders who are Non-residents of Canada for the purposes of the Tax Act will not be subject to tax in Canada in respect of any capital gain realized on the sale of Canmarc Units to the Cominar Acquisition Group under the Offer, unless those Canmarc Units constitute “taxable Canadian property” to such Unitholder within the meaning of the Tax Act and that gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

The foregoing is a very brief summary of certain Canadian federal income tax consequences and is qualified in its entirety by Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”, which provides a summary of the principal Canadian federal income tax considerations generally applicable to Unitholders. Unitholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Canmarc Units pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction. Holders of Convertible Securities should consult their own tax advisors having regard to their own personal circumstances.

United States Federal Income Tax Considerations

Subject to the rules regarding passive foreign investment companies or passive foreign investment company (“PFIC”), Unitholders who are residents or citizens of the United States for U.S. federal income tax purposes, who hold Canmarc Units as capital assets, and who dispose of Canmarc Units under the Offer generally will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received (other than amounts, if any, received by a Dissenting Unitholder that are or are deemed to be interest for U.S. federal income tax purposes, which will be treated as ordinary income) and the U.S. Unitholder’s adjusted tax basis in the Canmarc Units disposed of under the Offer. In the event that Canmarc is a PFIC for U.S. federal income tax purposes, the tax consequences to a U.S. Unitholder participating in the Offer will depend on whether certain elections have been made by the U.S. Unitholder and may differ materially from those described in the previous sentence.

Backup withholding and information reporting may also apply to U.S. Unitholders participating in the Offer.

The foregoing is a very brief summary of certain U.S. federal income tax consequences and is qualified in its entirety by Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”, which provides a summary of the principal U.S. federal income tax considerations generally applicable to U.S. Unitholders. Unitholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Canmarc Units pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction. Holders of Convertible Securities should consult their own tax advisors having regard to their own personal circumstances.

Risk Factors

An investment in Cominar Units and the combination of Cominar and Canmarc are subject to certain risks and uncertainties. In assessing the Offer, Unitholders should carefully consider the risks and uncertainties identified in Section 20 of the Circular, “Risk Factors”.

Depositary and Information Agent

Cominar has engaged Computershare Investor Services Inc. to act as the Depositary to receive deposits of Canmarc Units. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Canmarc Units purchased by the Cominar Acquisition Group under the Offer. The Depositary will also facilitate book-entry transfers of Canmarc Units. See Section 3 of the Offer, “Manner of Acceptance”.

The Cominar Acquisition Group has also retained Kingsdale Shareholder Services Inc. to act as Information Agent to provide information to Unitholders in connection with the Offer.

Computershare Investor Services Inc., in its capacity as Depositary, and Kingsdale Shareholder Services Inc. in its capacity as Information Agent, will receive reasonable and customary compensation from the Cominar Acquisition Group for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Contact details for the Depositary and the Information Agent are provided on the back cover of this document.

Acceptance of the Offer

Neither the Cominar Acquisition Group nor Cominar has any knowledge regarding whether any other Unitholder will accept the Offer.

Financial Advisor and Soliciting Dealer Group

Cominar has retained BMO Capital Markets to act as its financial advisor with respect to the Offer.

The Cominar Acquisition Group has also retained BMO Capital Markets to act as dealer manager and to form a soliciting dealer group to solicit acceptances of the Offer.

The Cominar Acquisition Group is paying the Soliciting Dealer a fee customary for such transactions for each Canmarc Unit deposited and taken up by the Cominar Acquisition Group under the Offer (other than Canmarc Units held and tendered by employees, officers and trustees, or former officers or trustees, of Canmarc).

No fee or commission will be payable by any Unitholder who transmits such Unitholder’s Canmarc Units directly to the Depositary or who makes use of the services of a Soliciting Dealer to accept the Offer.

See Section 26 of the Circular, “Financial Advisor and Soliciting Dealer Group”.

Pro Forma Consolidated Financial Statements

Unitholders should refer to Appendix I to the Offer and Circular for unaudited pro forma consolidated balance sheet and statements of income of Cominar as at September 30, 2011 and for the nine-month period ended September 30, 2011 and the year ended December 31, 2010, giving effect to the proposed acquisition of all of the issued and outstanding Canmarc Units in the manner set forth therein. Such pro forma financial statements have been prepared using certain of Cominar’s and Canmarc’s respective financial statements as more particularly described in the notes to the pro forma financial statements. Cominar has not had access to any non-public books and records of Canmarc, has relied entirely on Canmarc’s publicly filed financial statements and is not in a position to independently assess or verify the information in Canmarc’s publicly filed documents, including the financial statements of Canmarc that were used to prepare the pro forma financial statements. Such pro forma financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from such pro forma financial statements. Any potential synergies that may be realized after consummation of the transaction have been excluded from such pro forma financial statements. Since the pro forma financial statements been developed to retroactively show the effect of a transaction that is expected to occur at a later date (even though this was accomplished by following generally accepted practice and using reasonable assumptions), there are limitations inherent in the very nature of pro forma data. Also, neither Cominar nor its independent auditors have had an opportunity to meet with Canmarc’s independent auditors to discuss Canmarc’s financial statements upon which the pro forma financial statements are based. Furthermore, Cominar has not obtained the consent of Canmarc’s independent auditors as to the use of their audit report in respect of the Canmarc audited financial statements upon which the pro forma financial statements are partially derived. The data contained in the pro forma financial statements represents only a simulation of the potential impact of the Cominar Acquisition Group’s acquisition of Canmarc. Unitholders are cautioned to not place undue reliance on such pro forma financial statements.

GLOSSARY

This Glossary forms a part of the Offer and Circular. In the Offer and Circular and the Letter of Transmittal, unless otherwise specified or the subject matter or context is inconsistent therewith, the following terms shall have the meanings set out below, and grammatical variations thereof shall have the corresponding meanings, unless the context requires otherwise. Unitholders are urged to read the Offer and Circular in their entirety:

“affiliate” has the meaning given to it in Part XX of the OSA or MI 62-104, as applicable;

“allowable capital loss” has the meaning given to it in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations – Unitholders Resident in Canada – Sale Pursuant to the Offer”;

“Alternative Subsequent Acquisition” has the meaning given to it in Section 13 of the Circular of the Circular, “Acquisition of Canmarc Units Not Deposited”;

“associate” has the meaning given to in Part XX of the OSA or MI 62-104, as applicable;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Unitholder’s Canmarc Units into the Depositary’s account at CDS;

“business combination” has the meaning given to it in MI 61-101;

“business day” means any day other than a Saturday, a Sunday or a statutory holiday in any province or territory in Canada;

“Canmarc” means Canmarc Real Estate Investment Trust, an unincorporated open-ended real estate investment trust created by declaration of trust and governed by the laws of the Province of Québec, and where the context requires, its subsidiaries;

“Canmarc Board” means the board of trustees of Canmarc;

“Canmarc DRIP” means the distribution reinvestment plan of Canmarc having an effective date of May 25, 2010;

“Canmarc LTIP” means Canmarc’s Long Term Incentive Plan, as described under “Long Term Incentive Plan” in the information circular of Canmarc dated April 20, 2011;

“Canmarc Units” means the issued and outstanding units of Canmarc including units of Canmarc issued on the conversion, exchange or exercise of Convertible Securities, and the associated URP Rights, and a “Canmarc Unit” means any one unit of Canmarc and the associated URP Right;

“Cash Alternative” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer”;

“CBCA” means the Canada Business Corporations Act, as amended from time to time;

“CDS” means CDS Clearing and Depository Services Inc. or its nominee, which at the date hereof is CDS & Co.;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

“Circular” means the circular accompanying and forming part of the Offer;

“Class B LP Units” means the class B limited partnership units of Homburg Canada REIT Limited Partnership;

“Code” has the meaning given to it in Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Cominar” means Cominar Real Estate Investment Trust, an unincorporated close-ended real estate investment trust created by contract of trust and governed by the laws of the Province of Québec, and where the context requires, its subsidiaries;

“Cominar Acquisition Group” means collectively, 8012075 Canada Inc., 8012083 Canada Inc., 8012091 Canada Inc., 8012105 Canada Inc., 8012113 Canada Inc., 8012121 Canada Inc., 8012130 Canada Inc., 8012148 Canada Inc., 8012156 Canada Inc. and 8012164 Canada Inc., each a wholly-owned subsidiary of Cominar which has been incorporated under the CBCA, and where the context so requires, the “Cominar Acquisition Group” shall also, when the context so requires, include Cominar;

“Cominar DRIP” means the distribution reinvestment plan of Cominar, as amended and restated, as described under “Distribution Reinvestment Plan” in the Annual Information Form of Cominar dated March 30, 2011;

“Commissioner of Competition” means the Commissioner of Competition appointed under the Competition Act, and any person delegated to perform the Commissioner of Competition’s duties;

“Competition Act” means the Competition Act (Canada);

“Competition Act Approval” means the occurrence of any one or more of the following: (i) the relevant waiting period in section 123 of the Competition Act shall have expired and there shall be no threatened or actual application by the Commissioner of Competition for an order under section 92 or 100 of the Competition Act; (ii) the Commissioner of Competition shall have waived the obligation to submit a notification under section 113(c) of the Competition Act; or (iii) the Commissioner of Competition shall have issued an advance ruling certificate pursuant to section 102 of the Competition, provided that in the case of (i) or (ii) above, the Commissioner of Competition shall have issued a “no action letter” under section 123 of the Competition Act satisfactory to the Cominar Acquisition Group, acting reasonably, indicating that the Commissioner of Competition has determined not to make, at that time, an application for an order under section 92 of the Competition Act and any terms and conditions attached to any such letter shall be acceptable to the Cominar Acquisition Group, acting reasonably;

“Compulsory Acquisition” has the meaning given to it in Section 13 of the Circular, “Acquisition of Canmarc Units Not Deposited – Compulsory Acquisition”;

“Convention” means the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended;

“Convertible Securities” means any securities of Canmarc that are convertible into or exchangeable or exercisable for, or existing rights to acquire, Canmarc Units, other than URP Rights;

“CRA” means the Canada Revenue Agency;

“Credit Facilities” has the meaning given to it in Section 9 of the Circular, “Source of Funds”;

“Davies” means Davies Ward Phillips & Vineberg LLP, legal counsel to Cominar and the Cominar Acquisition Group;

“December 16, 2010 Proposals” has the meaning given to it in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Deferred Income Plans” means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans and registered disability savings plans, as well as TFSA, each as defined in the Tax Act;

“Depositary” means Computershare Investor Services Inc.;

“Deposited Canmarc Units” has the meaning given to it in Section 3 of the Offer, “Manner of Acceptance –Distributions”;

“Dissenting Unitholders” has the meaning given to it in Section 13 of the Circular of the Circular, “Acquisition of Canmarc Units Not Deposited”;

“Distributable Income” means, in respect of Cominar, the amount of cash available to be distributed by Cominar, calculated in the manner set forth under the heading “Computation of Distributable Income for Distribution Purposes” in the annual information form of Cominar dated March 30, 2011;

“Distributions” has the meaning given to it in Section 3 of the Offer, “Manner of Acceptance – Distributions”;

“DTC” means The Depositary Trust Company or its nominee, which at the date hereof is Cede & Co.;

“Effective Time” has the meaning given to it in Section 3 of the Offer, “Manner of Acceptance – Power of Attorney”;

“Equity Bridge Loan” has the meaning given to it in Section 9 of the Circular, “Source of Funds”;

“Expiry Time” means 5:00 p.m. (Toronto time) on January 12, 2012, or such later time or times and date or dates as may be fixed by the Cominar Acquisition Group from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”;

“fully-diluted basis” means, with respect to the number of outstanding Canmarc Units at any time, the number of Canmarc Units that would be outstanding if all Convertible Securities were converted into, or exchanged or exercised for, Canmarc Units;

“Grandfathered Person” has the meaning given to it in Section 8 of the Circular, “Unitholder Rights Plan”;

“Ineligible Unitholder” means a Unitholder for which the investment decision to deposit Canmarc Units under the Offer is made by a resident of a U.S. state or other U.S. jurisdiction or other country in which the Cominar Acquisition Group is not satisfied, in its sole discretion, that the Canmarc Units may be lawfully delivered in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other U.S. jurisdiction or other country, or on a basis otherwise determined to be acceptable to the Cominar Acquisition Group in its sole discretion, and without subjecting the Cominar Acquisition Group to any registration, reporting or similar requirements (without limitation of the foregoing, an Ineligible Unitholder shall include any Unitholder who is a resident of the United States and who does not qualify as an exempt “institutional investor” within the meaning of the securities laws and regulations of the Unitholder’s U.S. jurisdiction);

“insider” has the meaning given to it in the OSA or MI 62-104, as applicable;

“IRS” has the meaning given to it in Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Laws” means any applicable laws, including international, national, provincial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, notices, by-laws, rules, regulations, ordinances, policies, directives or other requirements of any Regulatory Authority having the force of law and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal in the form accompanying the Offer (printed on YELLOW paper);

“Market Purchases” has the meaning given to it in Section 13 of the Circular, “Acquisition of Canmarc Units Not Deposited”;

“Material Adverse Effect” means any condition, event, circumstance, change, effect, development, occurrence or state of facts which, when considered either individually or in the aggregate, (i) is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, rights, licenses, status for tax purposes, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of Canmarc or Cominar, or any of their respective subsidiaries and material joint ventures, taken in each case as a whole, (ii) could be reasonably expected to reduce the anticipated economic value to the Cominar Acquisition Group of the acquisition of the Canmarc Units or make it inadvisable for, or impair the ability of, the Cominar Acquisition Group to proceed with the Offer and/or with taking up and paying for the Canmarc Units deposited under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction or (iii) could, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, be material and adverse to the Cominar Acquisition Group, Cominar or any of their affiliates or which could limit, restrict or impose limitations or conditions on the ability of the Cominar Acquisition Group, Cominar or any of their affiliates to own, operate or effect control over Canmarc or any material portion of the business, properties or assets of Canmarc or its subsidiaries or material joint ventures or would compel the Cominar Acquisition Group, Cominar or any of their affiliates to dispose of or hold separate any material portion of the business, properties or assets of Canmarc or its subsidiaries or material joint ventures;

“Maximum Take-Up Date Unit Consideration” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer – Proration”;

“Maximum Unit Consideration” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer – Proration”;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“MI 62-104” means Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Minimum Tender Condition” has the meaning given to it in Section 4 of the Offer, “Conditions of the Offer”;

“Mortgage Bridge Loan” has the meaning given to it in Section 9 of the Circular, “Source of Funds”;

“Named Executive Officer” has the meaning given to it in Section 15 of the Circular, “Benefits from the Offer”;

“Non-Resident Holder” has the meaning given to it in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations – Unitholders Not Resident in Canada”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer (printed on PINK paper);

“Offer” means the offer to purchase Canmarc Units made hereby to the Unitholders pursuant to the terms and subject to the conditions set out herein;

“Offer and Circular” means the Offer and the Circular, including the Summary, the Glossary and all Schedules to the Offer and Circular;

“Offeror” has the meaning given to it in Section 8 of the Circular, “Unitholder Rights Plan”;

“Offeror’s Notice” has the meaning given to it in Section 13 of the Circular, “Acquisition of Canmarc Units Not Deposited – Compulsory Acquisition”;

“OSA” means the Securities Act (Ontario), as amended from time to time;

“OSC Rule 62-504” means Ontario Securities Commission Rule 62-504 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“PFIC” has the meaning given to it in Section 23 of the Circular, “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Companies”;

“Qualified Offer” means an offer to acquire all of the Canmarc Units for consideration that includes shares of the Qualified Unitholder and that permits Unitholders that deposit such Canmarc Units to the offer to dispose of such Canmarc Units on a tax-deferred rollover basis for purposes of the Tax Act, if such Unitholders are eligible to do so;

“Qualified Unitholder” has the meaning given to it in Section 13 of the Circular, “Acquisition of Canmarc Units Not Deposited”;

“Real Estate Investment Trust Exception” has the meaning given to in Section 20 of the Circular “Risk Factors”;

“Redeemable Units” has the meaning given to it in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations – Unitholders Resident in Canada – Subsequent Acquisition Transaction”;

“Redemption Price” has the meaning given to it in Section 8 of the Circular, “Unitholder Rights Plan”;

“Regulations” has the meaning given to it in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Regulatory Authority” means:

(a)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies;

(b)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government;

(c)	any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) or taxing authority thereof, or any ministry or department or agency of any of the foregoing; and

(d)	any self-regulatory organization or stock exchange, including, without limitation, the TSX;

“Requested Number of Cominar Units” has the meaning ascribed thereto in Section 1 of the Offer, “The Proration”;

“Resident Holder” has the meaning given to it in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations – Unitholders Resident in Canada”;

“Restricted Event” means, with respect to Canmarc and its subsidiaries: (i) any purchase, licence, lease or acquisition of an interest in properties or assets other than in the ordinary course of business; (ii) any sale, licence, lease, pledge, transfer or disposition of an interest in properties or assets other than in the ordinary course of business; (iii) any amendment to Canmarc’s declaration of trust; (iv) any material capital expenditures, except material capital expenditures in respect of which Canmarc has entered into legally binding agreements to incur in the ordinary course (v) any material use of restricted cash of Canmarc other than the uses thereof described in Canmarc’s publicly filed documents as they exist as at the date hereof; (vi) any entering into, instituting, modifying, enhancing or terminating any agreement, arrangement or benefit or incentive plan with or in favour of any senior officers, employees or trustees other than any such agreement or arrangement entered into in the ordinary course with any employee other than an employee that is a trustee or officer of Canmarc; (vii) any release, relinquishment or impairment of, or any threat to, any material contractual rights, security interests, pledges, hypothecs or other encumbrances in their favour, leases, licences or other statutory rights; (viii) incurring, agreeing to incur, guaranteeing or agreeing to guarantee the payment of any material amount of indebtedness of a third party; (ix) declaring, paying, authorizing or making any distribution or payment of or on any of its securities, other than distributions in the ordinary course; (x) any material change to the capitalization of Canmarc or any of its subsidiaries, including any issuance by Canmarc or any other person, authorization, adoption or proposal regarding the issuance of, or purchase, or proposal to purchase, any Canmarc Units (including under any URP Rights), Class B LP Units, special voting units of Canmarc or Convertible Securities;

(xi) any entering into an agreement providing, among other things, for Canmarc to call a special meeting of Unitholders to consider a business combination, capital reorganization or other transaction other than with the Cominar Acquisition Group, Cominar or their affiliates; (xii) other than with the Cominar Acquisition Group, Cominar or any of its affiliates subsequent to the date of the Offer, any take-over bid or tender offer (including, without limitation, an issuer bid or self-tender offer) or exchange offer, merger, amalgamation, plan or arrangement, reorganization, consolidation, business combination, reverse take-over, sale of substantially all of its properties and/or assets, sale of securities, recapitalization, liquidation, dissolution, winding up or similar transaction involving Canmarc or any of its subsidiaries or any transaction; and (xiii) any material change in the business or affairs of Canmarc or its affiliates;

“Revolving Loan” has the meaning given to it in Section 9 of the Circular, “Source of Funds”;

“Rights Certificates” means the certificates representing the URP Rights;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means the Canadian Securities Administrators’ website at www.sedar.com;

“Separation Time” has the meaning given to it in Section 8 of the Circular, “Unitholder Rights Plan”;

“SIFT Rules” means the provisions under the Tax Act which address the taxation of SIFTs and their unitholders;

“SIFT” means “specified investment flow-through” trust;

“Soliciting Dealer” has the meaning given to it in Section 26 of the Circular, “Financial Advisor and Soliciting Dealer Group”;

“Soliciting Dealer Group” has the meaning given to it in Section 26 of the Circular, “Financial Advisor and Soliciting Dealer Group”;

“Special Resolutions” has the meaning given to it in Section 13 of the Circular, “Acquisition of Canmarc Units Not Deposited”;

“Subsequent Acquisition Transaction” has the meaning given to it in Section 13 of the Circular, “Acquisition of Canmarc Units Not Deposited – Subsequent Acquisition Transaction”;

“subsidiary” means, with respect to a person, any body corporate of which more than 50% of the outstanding shares or units ordinarily entitled to elect a majority of the board of directors or trustees thereof (whether or not units or shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned or over which voting control or direction is exercised, directly or indirectly, by such person and shall include any body corporate, partnership, trust, joint venture or other entity over which such person exercises direction or control or which is in a like relation to a subsidiary, and “Canmarc Subsidiary” means a subsidiary of Canmarc;

“take up”, in reference to Canmarc Units, means to accept such Canmarc Units for payment by giving written notice of such acceptance to the Depositary and “take-up”, “taking up” and “taken up” have corresponding meanings;

“Take-Up Date” means, with respect to any Canmarc Unit, any date on which the Cominar Acquisition Group takes up the Canmarc Units pursuant to the Offer or acquires such Canmarc Units pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Tax Proposals” means all specific proposals to amend the Tax Act announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Circular;

“tax” or “taxes” means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Canmarc or its subsidiaries is required to pay, withhold, remit or collect;

“taxable capital gain” has the meaning given to it in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations – Unitholders Resident in Canada – Sale Pursuant to the Offer”;

“TCP” means taxable Canadian property, as defined in the Tax Act;

“TFSA” means a tax free savings account, as defined in the Tax Act;

“Treasury Regulations” means Regulations of the United States Department of the Treasury and/or the United States Internal Revenue Service promulgated under or in respect of the Code;

“Trustees’ Circular” means the trustees’ circular of the Canmarc Board to be mailed in respect of the Offer;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Treaty” has the meaning given to it in Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations – Unitholders Not Resident in Canada – Disposition of Canmarc Units Pursuant to the Offer or a Compulsory Acquisition”;

“U.S. Unitholder” has the meaning given to it in Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”.

“Unit Acquisition Date” has the meaning given to it in Section 8 of the Circular, “Unitholder Rights Plan”;

“Unit Alternative” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer”;

“Unit Prorating Factor” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer”, “The Offer – Proration”;

“United States” means the United States, as defined in Rule 902 of Regulation S under the U.S. Securities Act;

“Unitholder Purchase Agreement” means the agreement of purchase and sale entered into as of November 25, 2011 between Cominar and a significant institutional Unitholder of Canmarc providing for the purchase by Cominar of 3,099,300 Canmarc Units;

“Unitholder Rights Plan” means the unitholder rights plan agreement dated May 25, 2010 between CIBC Mellon Trust Company and Canmarc, as previously known as Homburg Canada Real Estate Investment Trust, and where the context so requires, any other unitholder rights plan which may be adopted by Canmarc after the date hereof;

“Unitholders” means, collectively, the holders of Canmarc Units;

“URP Right” means a right issued pursuant to a Unitholder Rights Plan; and

“Valuation Requirements” has the meaning ascribed thereto in Section 16 of the Circular, “Regulatory Matters”.

THE OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer. Unless the context otherwise requires, terms used but not defined in the Offer have the respective meanings given to them in the accompanying Glossary, unless the context otherwise requires.

December 2, 2011

TO:    THE HOLDERS OF UNITS OF CANMARC REAL ESTATE INVESTMENT TRUST

1.	The Offer

General

The Cominar Acquisition Group hereby solidarily (jointly and severally) offers to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Canmarc Units Cominar does not directly or indirectly own, together with the associated URP Rights, including all Canmarc Units that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of the Convertible Securities, for a consideration per Canmarc Unit, at the option of the Unitholder, of either:

(a)	$15.30 cash (the “Cash Alternative”); or

(b)	0.7054 Cominar Units, subject to proration on the terms described herein (the “Unit Alternative”),

as elected by the Unitholder in the applicable Letter of Transmittal or Notice of Guaranteed Delivery.

Unitholders wishing to accept the Offer may elect the Cash Alternative or the Unit Alternative in respect of their Canmarc Units, provided that the Unit Alternative shall be subject to proration and that the maximum aggregate of Cominar Units available for issuance under the Unit Alternative of the Offer is 16 million Cominar Units. The Letter of Transmittal and Notice of Guaranteed Delivery in respect of the Offer accompanying the Offer and Circular set forth the manner in which such election may be made.

UNITHOLDERS WHO DO NOT PROPERLY ELECT EITHER THE CASH ALTERNATIVE OR THE UNIT ALTERNATIVE WITH RESPECT TO ANY CANMARC UNITS DEPOSITED BY THEM PURSUANT TO THE OFFER WILL BE DEEMED TO HAVE ELECTED THE CASH ALTERNATIVE.

The Offer is being made only for Canmarc Units and the associated URP Rights and is not made for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, convert, exchange or exercise such Convertible Securities in order to deposit the resulting Canmarc Units in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will be in a position to deposit such resulting Canmarc Units at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance – Procedure for Guaranteed Delivery” in Section 3 of the Offer.

Based on the Cash Alternative of $15.30 per Canmarc Unit, the Offer represents a premium of approximately 15.2% over the closing price of $13.28 per Canmarc Unit on the TSX on November 25, 2011, the last trading day prior to Cominar’s announcement of its intention to make the Offer, a premium of approximately 33.2% over the closing price of $11.49 per Canmarc Unit on the TSX on September 8, 2011, the last trading day prior to Homburg Invest Inc.’s announcement that it had applied for protection under the Companies’ Creditors Arrangement Act, and a premium of approximately 33.0% over the issuance price of $11.50 per Canmarc Unit under Canmarc’s most recent public offering of Canmarc Units announced on August 23, 2011.

The obligation of the Cominar Acquisition Group to take up and pay for Canmarc Units pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

No Cominar Units will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless the Cominar Acquisition Group is satisfied that such Cominar Units may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to the Cominar Acquisition Group in its sole discretion, and without subjecting the Cominar Acquisition Group or Cominar to any registration, reporting or similar requirements. Without limitation of the foregoing, except as may be otherwise determined by the Cominar Acquisition Group in its sole discretion, Cominar Units will not be delivered to or for the account or for the benefit of Ineligible Unitholders.

Ineligible Unitholders that would otherwise receive Cominar Units in exchange for their Canmarc Units shall have such Cominar Units issued to a selling agent, which shall, as agent for such Unitholders, as expeditiously as is commercially reasonable thereafter, sell such Cominar Units on their behalf through the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Unitholders. Each Unitholder for whom Cominar Units are sold by the selling agent will receive an amount equal to such Unitholder’s pro rata interest in the net proceeds of sales of all Cominar Units so sold by the selling agent. In effecting the sale of any Cominar Units, the selling agent will, except as provided above, exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price for such Cominar Units. Neither the Cominar Acquisition Group, nor Cominar, nor the Depositary, nor the selling agent will be liable for any loss arising out of any sale of such Cominar Units relating to the manner or timing of such sales, the date or dates of such sales or the prices at which the Cominar Units are sold, or otherwise. The sale price of the Cominar Units sold on behalf of such persons will fluctuate with the market price of the Cominar Units, and no assurance can be given that any particular price will be received upon such sale.

All Ineligible Unitholders must notify their broker, financial advisor, financial institution or other nominee through which their Canmarc Units are held of their status as an Ineligible Unitholder. Failure by an Ineligible Unitholder to inform such Unitholder’s broker, financial advisor, financial institution or other nominee through which such Unitholder’s Units are held of such Unitholder’s status as an Ineligible Unitholder prior to the Expiry Time will be deemed to be a certification that such Unitholder is not a resident of a U.S. state who is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such Unitholder is a resident. Any Unitholder in the United States that deposits Canmarc Units using a Letter of Transmittal that does not indicate whether such Unitholder is an Ineligible Unitholder will be deemed to have certified that such Unitholder is not an Ineligible Unitholder.

All amounts payable under the Offer will be paid in Canadian dollars.

Unitholders who have deposited their Canmarc Units pursuant to the Offer will be deemed to have deposited the URP Rights associated with such Canmarc Units. No additional payment will be made for the URP Rights and no part of the consideration to be paid by Cominar for the Canmarc Units will be allocated to the URP Rights.

Unitholders who do not deposit their Canmarc Units under the Offer will not be entitled to any right of dissent or appraisal in connection with the Offer.

Unitholders should contact the Depositary, the Information Agent, a Soliciting Dealer or a broker or dealer for assistance in accepting the Offer and in depositing Canmarc Units with the Depositary.

Unitholders will not be required to pay any fee or commission if they accept the Offer by depositing their Canmarc Units directly with the Depositary or if they make use of the services of a Soliciting Dealer to accept the Offer.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Canmarc Units be accepted from or on behalf of, Unitholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction. However, the Cominar Acquisition Group may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Unitholders in any such jurisdiction.

Unitholders whose Canmarc Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Canmarc Units.

Proration

Unitholders who elect or are deemed to have elected the Cash Alternative will not, under any circumstance, be subject to proration and, accordingly, will be entitled to receive, on the terms and subject to the conditions of the Offer, $15.30 cash for each Canmarc Unit in respect of which the Cash Alternative has been or is deemed to have been elected.

The maximum aggregate number of Cominar Units available under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction will be limited to 16 million Cominar Units (the “Maximum Unit Consideration”). The portion of the Maximum Unit Consideration available under the Unit Alternative at each Take-up Date on which the Cominar Acquisition Group takes up Canmarc Units will be proportionate to the ratio of the number of Canmarc Units being taken up on such Take-up Date to the total number of Canmarc Units outstanding calculated on a fully-diluted basis (the “Maximum Take-up Date Unit Consideration” in respect of such Take-up Date). If after taking into account the aggregate number of Cominar Units that would otherwise be issuable on any particular Take-up Date to Unitholders who have elected the Unit Alternative (the “Requested Number of Cominar Units”), the number of Cominar Units so issued would exceed the Maximum Take-up Date Unit Consideration, then the following prorating provisions will apply to each Unitholder that has elected the Unit Alternative:

(a)	the Cominar Acquisition Group will deliver to each such Unitholder such number of Cominar Units as is equal to the product, rounded down to the nearest whole number, of (x) 0.7054, (y) the number of Canmarc Units tendered under the Unit Alternative to such Cominar Acquisition Group by such Unitholder, and (z) a fraction (the “Unit Prorating Factor”), the numerator of which is the Maximum Take-up Date Unit Consideration and the denominator of which is the Requested Number of Cominar Units; and

(b)	the Cominar Acquisition Group will then pay to each such Unitholder a cash amount equal to the product of (x) $15.30, (y) the number of Canmarc Units tendered under the Unit Alternative by such Unitholder and (z) the difference between one and the Unit Prorating Factor, and where a Unitholder would have been entitled to receive a fraction of a Cominar Unit but for the rounding referred to in paragraphs (a) (x) above, the Cominar Acquisition Group will deliver to such Unitholder a cash amount equal to the product of (x) $21.69 and (y) such fraction.

Other

No fractional Cominar Units will be issued pursuant to the Offers. In lieu of fractional Cominar Units, a Unitholder accepting the Offer who would otherwise receive a fraction of a Cominar Unit will receive a cash payment determined on the basis of $21.69 for each whole Cominar Unit.

The Cominar Units issuable in respect of Ineligible Unitholders who elect the Unit Alternative will be issued and delivered to the Depositary for sale by the Depositary on their behalf.

2.	Time for Acceptance

The Offer is open for acceptance from the date of the Offer until 5:00 p.m. (Toronto time) on January 12, 2012, or such later time or times and date or dates as may be fixed by the Cominar Acquisition Group from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Cominar Acquisition Group.

3.	Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal (printed on YELLOW paper) accompanying the Offer, so as to be received at or prior to the Expiry Time:

(a)	the certificate(s) representing the Canmarc Units in respect of which the Offer is being accepted and Rights Certificates, if applicable (see “URP Rights” below);

(b)	a Letter of Transmittal in the form accompanying the Offer, or a manually executed facsimile thereof, properly completed and executed in accordance with the instructions set out in the Letter of Transmittal (including signature guarantee if required); and

(c)	all other documents required by the terms of the Offer and the Letter of Transmittal.

Unitholders will not be required to pay any fee or commission if they accept the Offer by depositing their Canmarc Units directly with the Depositary or if they make use of the services of a Soliciting Dealer, to accept the Offer.

In certain cases, the signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See “– Letter of Transmittal Signature Guarantees” below and the instructions set out in the Letter of Transmittal in order to determine if the signatures on your Letter of Transmittal must be guaranteed by an Eligible Institution.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Alternatively, Canmarc Units may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “– Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfers set out below under the heading “– Acceptance by Book-Entry Transfer”.

Letter of Transmittal Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if:

(a)	the Letter of Transmittal is signed by the registered owner of the Canmarc Units exactly as the name of the registered holder appears on Canmarc Unit certificate deposited therewith, and the cash payable under the Offer is to be delivered directly to such registered holder; or

(b)	Canmarc Units are deposited for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Canmarc Units is registered in the name of a person other than the signatory of a Letter of Transmittal or if the cash payable is to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate unit transfer power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Unitholder wishes to deposit Canmarc Units under the Offer and either (i) the certificate(s) representing the Canmarc Units is (are) not immediately available or (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Canmarc Units may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)	a Notice of Guaranteed Delivery (printed on PINK paper) in the form accompanying the Offer, or a manually executed facsimile thereof, properly completed and executed, including the guarantee of delivery by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time;

(c)	the certificate(s) representing all Deposited Canmarc Units, and if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed before the Expiry Time, the Rights Certificate(s) representing all deposited URP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required thereby, are received by the Depositary at its office specified in the Letter of Transmittal at or prior to 5 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time; and

(d)	if the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed by Canmarc before the Expiry Time, the Rights Certificate(s) representing all deposited URP Rights, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required, in accordance with instructions set out in the Letter of Transmittal and all other documents required thereby, are received by the Depositary at its office specified in the Letter of Transmittal before 5 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed by Canmarc.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Canmarc Units and, if applicable, URP Rights and all other required documents to an address or transmission by facsimile to facsimile number other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

Acceptance by Book-Entry Transfer

Unitholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Unitholder’s Canmarc Units into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Canmarc Units to the Depositary by means of a book-entry transfer will constitute a valid deposit of such Canmarc Units under the Offer.

Unitholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid deposit under and in accordance with the terms of the Offer.

URP Rights

Unless waived by Cominar, Unitholders are required to deposit one URP Right under each existing Unitholder Rights Plan for each Canmarc Unit deposited under the Offer in order to effect a valid deposit of such Canmarc Unit. No additional payment will be made for the URP Rights and no amount of the consideration to be paid by Cominar for the Deposited Canmarc Units will be allocated to the URP Rights. The following procedures must be followed in order to effect the valid deposit of the URP Rights associated with the Deposited Canmarc Units:

(a)	if the Separation Time under the relevant unitholder rights plan(s) of Canmarc has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Canmarc, a deposit of Canmarc Units will also constitute a deposit of the associated URP Rights;

(b)	if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Canmarc prior to the time Canmarc Units are deposited under the Offer, Rights Certificates representing URP Rights equal in number to the number of Deposited Canmarc Units must be delivered with the Letter of Transmittal or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto; and

(c)	if the Separation Time occurs before the Expiry Time and Rights Certificates have not been distributed by the time Canmarc Units are deposited under the Offer, or the Rights Certificates have been distributed but not received by the Unitholder making the deposit, the Unitholder may deposit its URP Rights before receiving Rights Certificates by using the guaranteed delivery procedure set out in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

Note that, in any case, a deposit of Canmarc Units constitutes an agreement by the Unitholder making the deposit to deliver Rights Certificates representing URP Rights equal in number to the number of Canmarc Units deposited by the Unitholder, or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto, on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. Cominar reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the Unitholder making the deposit, prior to taking up the Canmarc Units deposited by the undersigned for payment pursuant to the Offer, Rights Certificates (or, if available, a Book-Entry Confirmation) from the Unitholder representing URP Rights equal in number to the Canmarc Units deposited by the Unitholder.

Participants of CDS should contact CDS, with respect to the deposit of their Canmarc Units under the Offer. CDS will be issuing instructions to its participants as to the method of depositing such Canmarc Units under the terms of the Offer. In addition, Canmarc Units and, if applicable, Rights Certificates, may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “Procedure for Guaranteed Delivery” and Canmarc Units may be deposited under the Offer in compliance with the procedures for book-entry transfers set out in Section 3 of the Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”.

Holders of Convertible Securities

The Offer is being made only for Canmarc Units and is not made for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, convert, exchange or exercise such Convertible Securities in order to deposit the resulting Canmarc Units in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will be in a position to deposit such Canmarc Units at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance – Procedure for Guaranteed Delivery” in Section 3 of the Offer.

General

The Offer will be deemed to be accepted by a Unitholder only if the Depositary has actually received the requisite documents at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. In all cases, payment for Canmarc Units deposited and taken up by the Cominar Acquisition Group will be made only after timely receipt by the Depositary of (i) certificate(s) representing the Canmarc Units (or, in the case of a book-entry transfer to the Depositary, a Book-Entry Confirmation for the Canmarc Units, as applicable) and, if applicable, Rights Certificates, (ii) a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, covering such Canmarc Units, with the signature(s) guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal and (iii) all other required documents.

The method of delivery of certificate(s) representing Canmarc Units and, if applicable, Rights Certificates (or a Book-Entry Confirmation, as applicable), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing such documents. The Cominar Acquisition Group recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the deposit of Canmarc Units that are earlier than those specified above. Unitholders whose Canmarc Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Canmarc Units if they wish to accept the Offer.

All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Canmarc Units deposited under the Offer will be determined by the Cominar Acquisition Group in its sole discretion. Depositing Unitholders agree that such determination will be final and binding. Cominar reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. The Cominar Acquisition Group reserves the absolute right to waive any defects or irregularities in the deposit of any Canmarc Units. There shall be no duty or obligation of the Cominar Acquisition Group, Cominar, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred or suffered by any of them for failure to give any such notice. The Cominar Acquisition Group’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and any other related documents will be final and binding.

The Cominar Acquisition Group reserves the right to permit the Offer to be accepted in a manner other than that set out in this Section 3.

Under no circumstance will interest accrue or any amount be paid by the Cominar Acquisition Group or the Depositary by reason of any delay in exchanging any Canmarc Units or making payments for any Canmarc Units to any person on account of Canmarc Units accepted for payment under the Offer.

Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Canmarc Units being validly withdrawn by or on behalf of a depositing Unitholder, and except as provided below, by accepting the Offer pursuant to the procedures set out herein, a Unitholder deposits, sells, assigns and transfers to the Cominar Acquisition Group all right, title and interest in and to the Canmarc Units and the URP Rights covered by the Letter of Transmittal or book-entry transfer (collectively, the “Deposited Canmarc Units”) and in and to all rights and benefits arising from such Deposited Canmarc Units including, without limitation, any and all distributions, dividends, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Canmarc Units or any of them on and after the date of the Offer, including, without limitation, any distributions, dividends or payments on such distributions, dividends, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

The execution of a Letter of Transmittal (or, in the case of Canmarc Units deposited by book-entry transfer of Canmarc Units, by the making of a book-entry transfer) irrevocably constitutes and appoints, effective at and after the time (the “Effective Time”) that the Cominar Acquisition Group takes up the Deposited Canmarc Units, each director and officer of each entity forming part of the Cominar Acquisition Group, and any other person designated by the Cominar Acquisition Group, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Canmarc Units (which Deposited Canmarc Units upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Unitholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Canmarc;

(b)

for so long as any such Purchased Securities are registered or recorded in the name of such Unitholder, to exercise any and all rights of such Unitholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by the Cominar Acquisition Group, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Cominar Acquisition Group in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Unitholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Canmarc;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Unitholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Unitholder; and

(d)	to exercise any other rights of a Unitholder with respect to such Purchased Securities, all as set out in the Letter of Transmittal.

A Unitholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Unitholder at any time with respect to the Deposited Canmarc Units or any Distributions. Such depositing Unitholder agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Canmarc Units or any Distributions by or on behalf of the depositing Unitholder unless the Deposited Canmarc Units are not taken up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer, “Withdrawal of Deposited Canmarc Units”.

A Unitholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Canmarc and, except as may otherwise be agreed with the Cominar Acquisition Group, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Cominar Acquisition Group any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Cominar Acquisition Group as the proxy or the proxy nominee or nominees of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Unitholder accepting the Offer covenants under the terms of the Letter of Transmittal (including by book-entry transfer) to execute, upon request of the Cominar Acquisition Group, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Cominar Acquisition Group. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of such Unitholder and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the Unitholder and all obligations of the Unitholder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Unitholder.

Formation of Agreement; Unitholder’s Representations and Warranties

The acceptance of the Offer pursuant to the procedures set out above constitutes a binding agreement between a depositing Unitholder and the Cominar Acquisition Group, effective immediately following the time at which the Cominar Acquisition Group takes up the Canmarc Units deposited by such Unitholder, in accordance with the terms and conditions of the Offer and the Letter of Transmittal. This agreement includes a representation and warranty by the depositing Unitholder that (i) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Canmarc Units and all rights and benefits arising from such Deposited Canmarc Units including, without limitation, any Distributions, (ii) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Canmarc Units and any Distributions deposited under the Offer, (iii) the Deposited Canmarc Units and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Canmarc Units or Distributions, to any other person, (iv) the deposit of the Deposited Canmarc Units and Distributions complies with applicable Laws, and (v) when the Deposited Canmarc Units and Distributions are taken up and paid for by the Cominar Acquisition Group, the Cominar Acquisition Group will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.	Conditions of the Offer

Notwithstanding any other provision of the Offer, subject to applicable Laws, and in addition to (and not in limitation of) the Cominar Acquisition Group’s right to vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, the Cominar Acquisition Group will have the right to withdraw the Offer and not take up nor pay for any Canmarc Units deposited under the Offer, and will have the right to extend the period of time during which the Offer is open for acceptance, unless all of the following conditions are satisfied or waived by the Cominar Acquisition Group (in its sole discretion) at or prior to the Expiry Time:

(a)

there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time, such number of Canmarc Units which represents, in each case, on a fully-diluted basis (i) together with the Canmarc Units owned by the Cominar Acquisition Group and Cominar, at least 66 2/3% of the outstanding Canmarc Units and (ii) at least a majority of the outstanding Canmarc Units the votes of which would be included in any minority approval of a Subsequent Acquisition Transaction pursuant to MI 61-101 (the “Minimum Tender Condition”);

(b)	the Cominar Acquisition Group shall have determined, in its reasonable discretion, that (i) neither Canmarc nor any of its subsidiaries or associates or other entities in which it has a direct or indirect interest (collectively, the “Entities”) shall have taken or proposed to take any action, or disclosed any previously undisclosed action or intention taken and no other person shall have taken any action, that might result in a Material Adverse Effect, and (ii) there shall not exist and shall not have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed, generally or to the Cominar Acquisition Group in writing, or the Cominar Acquisition Group shall not otherwise have discovered) any set of facts that might constitute or that might result in a Material Adverse Effect;

(c)	the Cominar Acquisition Group shall have determined in its reasonable discretion that, on terms satisfactory to the Cominar Acquisition Group:

(i)	the Canmarc Board shall have waived the application of the Unitholder Rights Plan of Canmarc dated May 25, 2010 and any other Unitholder Rights Plan subsequently adopted by the Canmarc Board which would provide rights to the Unitholders to purchase any securities of Canmarc as a result of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(ii)	a cease trade order shall have been issued by a securities commission having jurisdiction that has the effect of prohibiting or preventing the exercise of URP Rights or the issue of Canmarc Units upon the exercise of the URP Rights in relation to the purchase of Canmarc Units by the Cominar Acquisition Group under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(iii)	a court of competent jurisdiction shall have ordered that the URP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or

(iv)	the URP Rights and any Unitholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Canmarc Units with respect to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(d)	all government or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals or exemptions (including, without limitation, the Competition Act Approval, those of any stock exchange or other securities regulatory authorities) that are necessary, or desirable

(i)	to complete the Offer and the acquisition of Canmarc Units;

(ii)	to issue and list on the TSX, the Cominar Units issuable pursuant to the Offer, a Compulsory Acquisition or Subsequent Acquisition Transaction; and

(iii)	to prevent or avoid the occurrence of a Material Adverse Effect as a result of the completion of the Offer, a Compulsory Acquisition or Subsequent Acquisition Transaction,

shall have been obtained or concluded on terms and conditions satisfactory to the Cominar Acquisition Group, and all regulatory notice and waiting or suspensory periods in respect of the foregoing shall have expired or been terminated;

(e)	the Cominar Acquisition Group shall have determined in its reasonable discretion that (i) no act, action, suit or proceeding shall have been threatened, taken or commenced by or before, and no judgement or order shall have been issued by, any domestic or foreign elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity), any governmental agency or regulatory authority or administrative agency or commission in Canada, the United States or elsewhere, any domestic or foreign court, tribunal or other regulatory authority or any other person in any case, whether or not having the force of Law, and (ii) no Laws shall have been proposed, enacted, promulgated, amended or applied, in either case, unless same is acceptable to the Cominar Acquisition Group in its reasonable discretion:

(A)	challenging the Offer or the Cominar Acquisition Group’s ability to maintain the Offer;

(B)	that would cease trade, enjoin, prohibit or impose material limitations or conditions on or make materially more costly the making of the Offer, the purchase by or the sale to the Cominar Acquisition Group of the Canmarc Units, the right of the Cominar Acquisition Group to own or exercise full rights of ownership over the Canmarc Units, or the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction or which could have any such effect;

(C)	which has had or could have a Material Adverse Effect;

(D)	which seeks to compel the Cominar Acquisition Group, Cominar or their affiliates to dispose of or hold separate any material portion of the business, properties or assets of Canmarc or any of its affiliates;

(E)	which may make uncertain the ability of the Cominar Acquisition Group or its affiliates to complete the Offer, a Compulsory Acquisition or Subsequent Acquisition Transaction; or

(F)	challenging, limiting or adversely affecting the validity, enforceability or right to set up the security interests, pledges, hypothecs or other encumbrances in favour of Canmarc affecting the Canmarc Units held by Homburg Realty Fund (199) Limited Partnership or any consideration received pursuant to the divestiture, transfer, substitution or exchange of any such Canmarc Units;

(f)	there shall not exist any prohibition at Law against the Cominar Acquisition Group making the Offer or taking up and paying for Canmarc Units deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(g)	Canmarc shall not have authorized, proposed or announced an intention to effect and shall not have entered into any agreement, arrangement, commitment, proposal, offer or understanding with respect to, and there shall not have occurred, a Restricted Event;

(h)	there shall not exist any facts or circumstances in respect of Convertible Securities, the Canmarc DRIP, the Canmarc LTIP or any other incentive or similar plan of Canmarc that adversely impacts or could adversely impact the ability of the Cominar Acquisition Group or Cominar to complete a Subsequent Acquisition Transaction, including any issuance of any Canmarc Units, securities of Canmarc or Convertible Securities (including, for greater certainty under the Canmarc DRIP, the Canmarc LTIP or any other incentive or similar plan of Canmarc).

(i)	the Cominar Acquisition Group shall have determined that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever that adversely affects or involves, or may adversely affect or involve, the financial markets in Canada or in the United States, generally or that has made or may make it inadvisable or impossible for the Cominar Acquisition Group to proceed with the transactions contemplated by the Offer or for the Cominar Acquisition Group to proceed with taking up and paying for the Canmarc Units deposited under the Offer; and

(j)	there shall not exist any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Canmarc with any securities regulatory authority.

The foregoing conditions are for the exclusive benefit of the Cominar Acquisition Group and may be asserted by the Cominar Acquisition Group regardless of the circumstances giving rise to any such assertion, including, without limitation, any action or inaction by the Cominar Acquisition Group. The Cominar Acquisition Group in its sole discretion may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which the Cominar Acquisition Group may have. The failure by the Cominar Acquisition Group at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Cominar Acquisition Group to that effect to the Depositary at its principal office in Toronto, Ontario. Forthwith after giving any such notice, the Cominar Acquisition Group will make a public announcement of such waiver or withdrawal, will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice to all Unitholders in the manner set out in Section 10 of the Offer, “Notices and Delivery” and will provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Cominar Acquisition Group will not be obligated to take up or pay for any Canmarc Units deposited under the Offer and the Depositary will promptly return all Deposited Canmarc Units in accordance with Section 8 of the Offer, “Return of the Deposited Canmarc Units”.

5.	Extension, Variation or Change in the Offer

The Offer is open for acceptance from the date of the Offer until, but not after, the Expiry Time, subject to extension or variation in the Cominar Acquisition Group’s sole discretion, unless the Offer is withdrawn by the Cominar Acquisition Group.

Subject to the limitations hereafter described, the Cominar Acquisition Group reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to extend the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its principal office in Toronto, Ontario, and by causing the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set out in Section 10 of the Offer, “Notices and Delivery”, to all registered Unitholders whose Canmarc Units have not been taken up prior to the extension or variation and to all holders of Convertible Securities. The Cominar Acquisition Group shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario.

Where the terms of the Offer are varied, the Offer will not expire before 10 days after the notice of such variation has been given to the Unitholders, unless otherwise permitted by applicable Laws and subject to abridgement or elimination of that period pursuant to such orders or other forms of relief as may be granted by Regulatory Authorities.

If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, a notice of change, or a notice of variation that would reasonably be expected to affect the decision of a Unitholder to accept or reject the Offer (other than a change that is not within the control of the Cominar Acquisition Group or of an affiliate of the Cominar Acquisition Group unless it is a change in a material fact relating to the Cominar Units being offered), Cominar will give written notice of such change to the Depositary at its principal office in Toronto, Ontario, and will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter, to provide notice of such change in the manner set out in Section 10 of the Offer, “Notices and Delivery”, to all Unitholders whose Canmarc Units have not been taken up under the Offer at the date of the occurrence of the change and to all holders of Convertible Securities. As soon as practicable after giving notice of the change in information to the Depositary, the Cominar Acquisition Group will make a public announcement of the change in information to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the TSX and the applicable securities regulatory authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

Notwithstanding the foregoing, but subject to applicable Laws, the Offer may not be extended by the Cominar Acquisition Group if all of the terms and conditions of the Offer have been complied with or waived, unless the Cominar Acquisition Group first takes up all Canmarc Units deposited under the Offer and not withdrawn.

During any extension or in the event of any variation of the Offer or change in information, all Canmarc Units previously deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Cominar Acquisition Group in accordance with the terms hereof, subject to Section 7 of the Offer, “Withdrawal of Deposited Canmarc Units”. An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by the Cominar Acquisition Group of its rights under Section 4 of the Offer, “Conditions of the Offer”.

If, prior to the Expiry Time, the consideration being offered for the Canmarc Units under the Offer is increased, the increased consideration will be paid to all depositing Unitholders whose Canmarc Units are taken up under the Offer, whether or not such Canmarc Units were taken up before the increase.

6.	Take-Up of and Payment for Deposited Canmarc Units

If all of the conditions described in Section 4 of the Offer, “Conditions of the Offer”, have been satisfied or waived by the Cominar Acquisition Group (in its sole discretion) at or prior to the Expiry Time, the members of the Cominar Acquisition Group will proportionately take up and pay for Canmarc Units validly deposited under the Offer and not properly withdrawn not later than ten days after the Expiry Time. Any Canmarc Units taken up will be paid for or Cominar Units will be issued as soon as possible, and in any event not later than three business days after they are taken up. Any Canmarc Units deposited under the Offer after the date on which Canmarc Units are first taken up by the Cominar Acquisition Group under the Offer but prior to the Expiry Time will be taken up and paid for or Cominar Units will be issued not later than ten days after such deposit.

Each Unitholder may elect the Cash Alternative or the Unit Alternative in respect of its Canmarc Units, provided that the Unit Alternative shall be subject to proration on the terms described herein and that the maximum aggregate of Cominar Units available for issuance under the Offer is 16 million Cominar Units. See Section 1 of the Offer, “The Offer”.

The Cominar Acquisition Group will be deemed to have taken up and accepted for payment Canmarc Units validly deposited and not withdrawn under the Offer if, as and when the Cominar Acquisition Group gives written notice, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario to that effect. Subject to applicable Laws, the Cominar Acquisition Group expressly reserves the right, in its sole discretion to, on, or after the initial Expiry Time, withdraw the Offer and not take up or pay for any Canmarc Units if any condition specified in Section 4 of the Offer, “Conditions of the Offer”, is not satisfied or waived, by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario. The Cominar Acquisition Group will not, however, take up and pay for any Canmarc Units deposited under the Offer unless it simultaneously takes up and pays for all Canmarc Units then validly deposited under the Offer and not withdrawn.

The Cominar Acquisition Group will pay for Canmarc Units validly deposited under the Offer and not withdrawn by providing the Depositary Cominar Units and sufficient funds (by bank transfer or other means satisfactory to the Depositary), as the case may be, for transmittal to depositing Unitholders, subject to the maximum aggregate of Cominar Units described above. Under no circumstances will interest accrue or be paid by the Cominar Acquisition Group or the Depositary to persons depositing Canmarc Units on the purchase price of Canmarc Units purchased by the Cominar Acquisition Group, regardless of any delay in making payments for Canmarc Units.

The Depositary will act as the agent of persons who have deposited Canmarc Units in acceptance of the Offer for the purposes of receiving payment from the Cominar Acquisition Group and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Canmarc Units under the Offer.

All payments under the Offer will be made in Canadian dollars.

Settlement with each Unitholder who has deposited (and not withdrawn) Canmarc Units under the Offer will be made by the Depositary forwarding a unit certificate representing Cominar Units (or, in the case of Canmarc Units deposited by book-entry transfer, crediting the Canmarc Units to the account of CDS, from which such book-entry transfer was made) and/or issuing or causing to be issued a cheque (except for payments in excess of $25 million, which will be made by wire transfer, as set out in the Letter of Transmittal) payable in Canadian funds in the amount to which the person depositing Canmarc Units is entitled. Unless otherwise directed by the Letter of Transmittal, the unit certificate representing Cominar Units (or, in the case of Canmarc Units deposited by book-entry transfer, the credit of Canmarc Units) and/or the cheque will be issued in the name of the registered holder of the Canmarc Units so deposited. Unless the person depositing the Canmarc Units instructs the Depositary to hold the unit certificate and/or the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the unit certificate and/or the cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the unit certificate and/or the cheque will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Canmarc. Unit certificates and/or cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, the Cominar Acquisition Group may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Unitholder.

Unitholders will not be required to pay any fee or commission if they accept the Offer by depositing their Canmarc Units directly with the Depositary or if they make use of the services of a Soliciting Dealer, if any, to accept the offer.

7.	Withdrawal of Deposited Canmarc Units

Except as otherwise stated in this Section 7 or as otherwise required by applicable Laws, all deposits of Canmarc Units under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Canmarc Units deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Unitholder:

(a)	at any time before the Canmarc Units have been taken up by the Cominar Acquisition Group under the Offer;

(b)	if the Canmarc Units have not been paid for by the Cominar Acquisition Group within three business days after having been taken up; or

(c)	at any time before the expiration of ten days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer, or the Circular, a notice of change or a notice of variation, that would reasonably be expected to affect the decision of a Unitholder to accept or reject the Offer (other than a change that is not within the control of the Cominar Acquisition Group, Cominar or of an affiliate of the Cominar Acquisition Group or Cominar, unless it is a change in a material fact relating to the Cominar Units being offered), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Canmarc Units where the Expiry Time is not extended for more than ten days), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts or Regulatory Authorities) and only if such deposited Canmarc Units have not been taken up by the Cominar Acquisition Group at the date of the notice.

Withdrawals of Canmarc Units deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Unitholder and must be actually received by the Depositary at the place of deposit of the applicable Canmarc Units (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal: (i) must be made by a method that provides the Depositary with a written or printed copy; (ii) must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Canmarc Units which are to be withdrawn; and (iii) must specify such person’s name, the number of Canmarc Units to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Canmarc Units to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Canmarc Units deposited for the account of an Eligible Institution.

If Canmarc Units have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of the Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS, to be credited with the withdrawn Canmarc Units and otherwise comply with the procedures of CDS.

A withdrawal of Canmarc Units deposited under the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice of withdrawal.

Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the withdrawal of Canmarc Units deposited under the Offer that are earlier than those specified above. Unitholders whose Canmarc Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee for assistance.

All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal will be determined by the Cominar Acquisition Group in its sole discretion and such determination will be final and binding. There is no duty or obligation of the Cominar Acquisition Group, Cominar, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

If the Cominar Acquisition Group extends the period of time during which the Offer is open, is delayed in taking up or paying for Canmarc Units or is unable to take up or pay for Canmarc Units for any reason, then, without prejudice to the Cominar Acquisition Group’s other rights, Canmarc Units deposited under the Offer may, subject to applicable Laws, be retained by the Depositary on behalf of the Cominar Acquisition Group and such Canmarc Units may not be withdrawn except to the extent that depositing Unitholders are entitled to withdrawal rights as set out in this Section 7 or pursuant to applicable Laws.

Withdrawals cannot be rescinded and any Canmarc Units withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Unitholders in the provinces and territories of Canada are entitled to one or more statutory rights of rescission, price revision or to damages in certain circumstances. See Section 34 of the Circular, “Statutory Rights”.

8.	Return of Deposited Canmarc Units

Any Deposited Canmarc Units that are not taken up and paid for by the Cominar Acquisition Group pursuant to the terms and conditions of the Offer for any reason will be returned, at the Cominar Acquisition Group’s expense, to the depositing Unitholder as soon as practicable after the Expiry Time or withdrawal of the Offer, by either (i) sending certificates representing the Canmarc Units not purchased by first-class insured mail to the address of the depositing Unitholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of Canmarc, or (ii) in the case of Canmarc Units deposited by book-entry transfer of such Canmarc Units pursuant to the procedures set out in Section 3 of the Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”, such Canmarc Units will be credited to the depositing holder’s account maintained with CDS.

9.	Changes in Capitalization; Adjustments; Liens

If, on or after the date of the Offer, Canmarc should divide, combine, reclassify, consolidate, convert or otherwise change any of the Canmarc Units or its capitalization, issue any Canmarc Units, or issue, grant or sell any Options or other Convertible Securities, or disclose that it has taken or intends to take any such action, then the Cominar Acquisition Group may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change. See “Extension, Variation or Change in the Offer” in Section 5 of the Circular.

Canmarc Units and any Distributions acquired under the Offer shall be transferred by the Unitholder and acquired by the Cominar Acquisition Group free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all distributions, payments, securities, property, rights (including URP Rights), assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Canmarc Units, whether or not separated from the Canmarc Units.

If, on or after the date of the Offer, Canmarc should declare, set aside or pay any distribution or dividend, or declare, make or pay any other payment on, or declare, allot, reserve or issue any securities, rights or other interests with respect to any Canmarc Unit, which is or are payable or distributable to Unitholders on a record date prior to the date of transfer into the name of the Cominar Acquisition Group or its nominee or transferee on the securities register maintained by or on behalf of Canmarc in respect of Canmarc Units accepted for purchase under the Offer, then (and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”): (i) in the case of any such cash distributions, dividends or payments that in an aggregate amount do not exceed the purchase price per Canmarc Unit payable in cash, the amount of the distributions, dividends or payments will be received and held by the depositing Unitholder for the account of the Cominar Acquisition Group until the Cominar Acquisition Group pays for such Canmarc Units, and to the extent that such distributions, dividends or payments do not exceed the purchase price per Canmarc Unit payable in cash by the Cominar Acquisition Group pursuant to the Offer the purchase price per Canmarc Unit payable by the Cominar Acquisition Group pursuant to the Offer in cash will be reduced by the amount of any such distribution, dividend or payment; and (ii) in the case of any such cash distributions, dividends or payments that in an aggregate amount exceeds the purchase price per Canmarc Unit payable in cash by the Cominar Acquisition Group pursuant to the Offer, or in the case of any Non-cash distribution, dividend, payment, securities, property, rights, assets or other interests, the whole of any such distribution, dividend, payment, securities, property, rights, assets or other interests (and not simply the portion that exceeds the purchase price per Canmarc Unit payable by the Cominar Acquisition Group under the Offer) will be received and held by the depositing Unitholder for the account of the Cominar Acquisition Group and will be promptly remitted and transferred by the depositing Unitholder to the Depositary for the account of the Cominar Acquisition Group, accompanied by appropriate documentation of transfer. Pending such remittance, the Cominar Acquisition Group will be entitled to all rights and privileges as the owner of any such distribution, dividend, payment, securities, property, rights, assets or other interests and may withhold the entire purchase price payable by the Cominar Acquisition Group under the Offer or deduct from the consideration payable by the Cominar Acquisition Group under the Offer the amount or value thereof, as determined by the Cominar Acquisition Group in its sole discretion.

The declaration or payment of a distribution may have tax consequences not described under “Certain Canadian Federal Income Tax Considerations” in Section 22 of the Circular or “Certain United States Federal Income Tax Considerations” in Section 23 of the Circular.

10.	Notices and Delivery

Without limiting any other lawful means of giving notice, and unless otherwise specified by applicable Laws, any notice to be given by the Cominar Acquisition Group or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Unitholders (and to registered holders of Convertible Securities) at their respective addresses as shown on the register maintained by or on behalf of Canmarc in respect of the Canmarc Units and will be deemed to have been received on the first business day following the date of mailing. For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Unitholders and notwithstanding any interruption of mail services following mailing. Except as otherwise permitted by applicable Laws, if mail service is interrupted or delayed following mailing, the Cominar Acquisition Group intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by applicable Laws, if post offices in Canada or the United States are not open for the deposit of mail, any notice which the Cominar Acquisition Group or the Depositary may give or cause to be given to Unitholders under the Offer will be deemed to have been properly given and to have been received by Unitholders if (i) it is given to the TSX for dissemination through its facilities, (ii) it is published once in the National Edition of The Globe and Mail or The National Post and in La Presse in the Province of Québec and in The New York Times or The Wall Street Journal in the United States, or (iii) it is given to the Canada News Wire Service and the Dow Jones News Service for dissemination through its facilities.

The Offer and Circular and the accompanying Letter of Transmittal will be mailed to registered Unitholders (and to registered holders of Convertible Securities) by first class mail, postage prepaid, or made in such other manner as is permitted by applicable Laws and the Cominar Acquisition Group will use its reasonable efforts to furnish such documents to brokers, investment advisors, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of Canmarc in respect of the Canmarc Units or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Canmarc Units where such listings are received.

These securityholder materials are being sent to both registered and Non-registered owners of securities. If you are a Non-registered owner, and the Cominar Acquisition Group or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable regulatory requirements from the intermediary holding such securities on your behalf.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the Toronto, Ontario office of the Depositary specified in the Letter of Transmittal.

11.	Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular and the Letter of Transmittal cheques and any other relevant documents will not be mailed if the Cominar Acquisition Group determines that delivery thereof by mail may be delayed. Persons entitled to cheques and/or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificate(s) for Canmarc Units were delivered until such time as the Cominar Acquisition Group has determined that delivery by mail will no longer be delayed. The Cominar Acquisition Group shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer, “Notices and Delivery”. Notwithstanding Section 6 of the Offer, “Take-Up of and Payment for Deposited Canmarc Units”, cheques and/or any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Unitholder at the Toronto, Ontario office of the Depositary.

12.	Market Purchases and Sales of Canmarc Units

As of the date hereof, the Cominar Acquisition Group intends to acquire, or make or enter into agreements, commitments or understandings to acquire, beneficial ownership of Canmarc Units (other than under the terms of the Offer) or Convertible Securities. Any such purchases shall be made in accordance with section 2.2(3) of MI 62-104 and section 2.1 of OSC Rule 62-504 and any other applicable Laws, which require that:

(a)	the aggregate number of Canmarc Units beneficially acquired does not exceed 5% of the outstanding Canmarc Units as of the date of the Offer, calculated in accordance with applicable Laws;

(b)	the purchases are made in the normal course through the facilities of the TSX;

(c)	the Cominar Acquisition Group issues and files a news release containing the information required under applicable Laws immediately after the close of business of the TSX on each day in which Canmarc Units have been purchased; and

(d)	the broker involved in such trades provides only customary broker services and receives only customary fees or commissions, and no solicitation is made by the Cominar Acquisition Group, the seller or their agents.

Purchases pursuant to section 2.2(3) of MI 62-104 or section 2.1 of OSC Rule 62-504 shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.

Although the Cominar Acquisition Group has no present intention to sell Canmarc Units taken up under the Offer, the Cominar Acquisition Group reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Canmarc Units after the Expiry Time, subject to applicable Laws and to compliance with section 2.7(2) of MI 62-104 or section 93.4(2) of the OSA, as applicable.

For the purposes of this Section 12, “Cominar” includes the Cominar Acquisition Group and any person acting jointly or in concert with the Cominar Acquisition Group and Cominar.

13.	Other Terms of the Offer

(a)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Québec and all courts competent to hear appeals therefrom.

(b)	The Cominar Acquisition Group reserves the right to transfer to one or more affiliates of the Cominar Acquisition Group and Cominar the right to purchase all or any portion of the Canmarc Units deposited pursuant to the Offer, but any such transfer will not relieve the Cominar Acquisition Group of its obligation under the Offer and will in no way prejudice the rights of persons depositing Canmarc Units to receive payment for Canmarc Units validly deposited and accepted for payment under the Offer.

(c)	In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Cominar Acquisition Group by brokers or dealers licensed under the Laws of such jurisdiction.

(d)	No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Cominar Acquisition Group not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Cominar Acquisition Group, Cominar, the Depositary, a Soliciting Dealer or the Information Agent for the purposes of the Offer.

(e)	The provisions of the Glossary, the Summary, the Circular and the Letter of Transmittal accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

(f)	The Cominar Acquisition Group, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the terms and conditions of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular and the Letter of Transmittal, the validity of any acceptance of the Offer and the validity of any withdrawals of Canmarc Units.

(g)	The Offer and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Canmarc Units be accepted from or on behalf of, Unitholders residing in any jurisdiction in which the making or the acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Cominar Acquisition Group may, in the Cominar Acquisition Group’s sole discretion, take such action as the Cominar Acquisition Group may deem necessary to make the Offer in any jurisdiction and extend the Offer to Unitholders in any such jurisdiction.

The Offer and the accompanying Circular together constitute the take-over bid circular required under Canadian securities legislation with respect to the Offer. Unitholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

DATED: December 2, 2011

8012075 CANADA INC.

by	(Signed) Michel Dallaire
President and Chief Executive Officer

8012083 CANADA INC.

by	(Signed) Michel Dallaire
President and Chief Executive Officer

8012091 CANADA INC.

by	(Signed) Michel Dallaire
President and Chief Executive Officer

8012105 CANADA INC.

by	(Signed) Michel Dallaire
President and Chief Executive Officer

8012113 CANADA INC.

by	(Signed) Michel Dallaire
President and Chief Executive Officer

8012121 CANADA INC.

by	(Signed) Michel Dallaire
President and Chief Executive Officer

8012130 CANADA INC.

by	(Signed) Michel Dallaire
President and Chief Executive Officer

8012148 CANADA INC.

by	(Signed) Michel Dallaire
President and Chief Executive Officer

8012156 CANADA INC.

by	(Signed) Michel Dallaire
President and Chief Executive Officer

8012164 CANADA INC.

by	(Signed) Michel Dallaire
President and Chief Executive Officer

THE CIRCULAR

This Circular is furnished in connection with the accompanying Offer dated December 2, 2011 to purchase all of the issued and outstanding Canmarc Units. The terms and conditions of the Offer and the Letter of Transmittal are incorporated into and form part of this Circular. Unitholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Unless the context otherwise requires, terms used but not defined in the Circular have the respective meanings given to them in the accompanying Glossary.

Unless otherwise indicated, the information concerning Canmarc contained in the Offer and Circular has been taken from or is based solely upon publicly available documents and records on file with Canadian securities authorities and other public sources available at the time of the Offer. Although the Cominar Acquisition Group and Cominar have no knowledge that would indicate that any statements contained herein and taken from or based on such information are untrue or incomplete, none of the Cominar Acquisition Group, Cominar nor any of their respective officers, directors or trustees assumes any responsibility for the accuracy or completeness of such information or for any failure by Canmarc to disclose events or facts that may have occurred or that may affect the significance or accuracy of any such information but that are unknown to the Cominar Acquisition Group or Cominar. Unless otherwise indicated, information concerning Canmarc is given as of December 2, 2011.

1.	Cominar

Cominar is an unincorporated close-ended real estate investment trust created by contract of trust on March 31, 1998, as amended, and is governed by the laws of the Province of Québec. The head and registered office of Cominar is located at 455 rue du Marais, Québec City, Québec, G1M 3A2.

As one of the largest property owners and managers in the Province of Québec, Cominar has a leading presence and enjoys significant economies of scale in this market. It currently owns a diversified portfolio of 269 office, retail, industrial and mixed-use properties of which 95 are located in the greater Québec City area, 136 are located in the greater Montréal area, 4 are located in the greater Ottawa area and 34 are located in the Atlantic provinces. The portfolio comprises approximately 6.7 million square feet of office space, 3.1 million square feet of retail space and 11.2 million square feet of industrial and mixed-use space, representing, in the aggregate, over 21.0 million square feet of leasable area. As at September 30, 2011, Cominar’s portfolio was approximately 93.6% leased. Cominar’s properties are mostly situated in prime locations along major traffic-arteries and benefit from high visibility and easy access by both tenants and tenants’ customers.

2.	The Cominar Acquisition Group

The entities forming part of the Cominar Acquisition Group were incorporated under the laws of Canada on November 18, 2011 and have not carried on any material business prior to the date hereof other than in connection with matters directly related to the Offer. Each of the entities forming part of the Cominar Acquisition Group is a wholly-owned subsidiary of Cominar. The head and registered office of each of the entities forming part of the Cominar Acquisition Group is located at 455 rue du Marais, Québec City, Québec, G1M 3A2.

3.	Canmarc

Canmarc is an unincorporated open-ended real estate investment trust created by declaration of trust, as amended on May 25, 2010, and is governed by the laws of the Province of Québec. The head and registered office of Canmarc is located at 1 Place Alexis Nihon, Suite 1010, Montréal, Québec, H3Z 3B8.

Canmarc owns a portfolio of Canadian income-producing commercial properties, comprised mainly of retail and office properties with certain industrial properties, as well as certain income-producing multifamily residential properties. As at November 9, 2011, Canmarc owned a portfolio of 114 income-producing commercial properties that comprise approximately 8.8 million square feet of commercial gross leasable area and one income-producing multi-family residential property that comprises 464 multi-family residential units.

The properties are located in the Province of Québec, Atlantic Canada, Western Canada and the Province of Ontario. Canmarc’s operational infrastructure is national in scope, operating in five provinces and three operating platforms located in Halifax/Dartmouth, Nova Scotia, Montréal, Québec, and Calgary, Alberta.

4.	Certain Information Concerning Securities of Canmarc

Capital of Canmarc

The authorized capital of Canmarc consists of an unlimited number of Canmarc Units.

Based on the public information furnished, the Cominar Acquisition Group estimates that, assuming the exercise, exchange or conversion of all Convertible Securities of Canmarc (including “out-of-the-money” Convertible Securities) 54,938,476 Canmarc Units would be subject to the Offer.

Price Range and Trading Volume of Canmarc Units

The Canmarc Units are traded on the TSX. On November 25, 2011, being the last trading day on the TSX prior to the announcement of the Cominar Acquisition Group’s intention to make the Offer, the closing price of the Canmarc Units was $13.28 on the TSX. The following table sets forth, for the periods indicated, the reported high and low daily closing prices and the aggregate volume of trading of the Canmarc Units on the TSX:

	Trading of Canmarc Units on the TSX
	High ($)	Low ($)	Volume (#)
2010
December	11.08	10.76	1,027,714
2011
January	11.20	10.95	1,135,208
February	12.03	10.99	2,542,519
March	12.24	11.20	2,695,166
April	12.60	12.25	1,418,486
May	13.07	12.47	1,615,670
June	13.08	12.17	2,070,740
July	12.70	12.32	2,132,716
August	12.31	11.03	2,537,407
September	12.48	11.15	4,050,401
October	12.95	12.10	3,062,590
November	15.95	12.96	14,760,430
December 1	15.75	15.75	1,018,073

5.	Background to the Offer

In the ordinary course of business, Cominar regularly evaluates a number of potential accretive acquisitions of properties and real estate portfolios to grow and diversify its own portfolio and increase distributions to its unitholders.

Beginning in September 2011, following Homburg Invest Inc.’s announcement as the largest unitholder of Canmarc that it had applied for protection under the Companies’ Creditors Arrangement Act, Cominar commenced a process to review and consider a possible acquisition transaction involving Canmarc. In the latter half of September 2011, Cominar started accumulating an ownership position in Canmarc Units.

In October of 2011, Cominar retained BMO Capital Markets to act as financial advisor to Cominar with respect to a potential acquisition transaction involving Canmarc. Cominar had also previously retained Davies to act as legal counsel in respect of a potential acquisition.

Throughout the latter half of October 2011 and throughout November 2011, Cominar conducted certain financial and legal due diligence of Canmarc based on publicly-available documents, information and data.

On November 15, 2011, the board of trustees of Cominar met and was updated on the status of Cominar’s evaluation of the potential transaction. The board of trustees received input and recommendations of Cominar management and reviewed advice from Cominar’s financial and legal advisors in respect of a potential acquisition.

On November 16, 2011, given the attractive nature of a business combination transaction between Cominar and Canmarc, the board of trustees of Cominar authorized management to purchase additional Canmarc Units in order to increase Cominar’s stake in Canmarc over 10%, proceed with an approach to Canmarc and, in the event that such an approach proved to be unsuccessful, make a take-over bid offer directly to the Unitholders.

On November 23, 2011, representatives of Cominar began substantive discussions with representatives of a significant institutional Unitholder of Canmarc, with the objective of acquiring the Canmarc Units held by such entity and its affiliates. On November 25, 2011, after close of markets, Cominar entered into the Unitholder Purchase Agreement pursuant to which it acquired 3,099,300 Canmarc Units at a price of $15.30 per Canmarc Unit, which together with the 5,164,630 Canmarc Units already owned and controlled by Cominar, represented approximately 15.1% of the issued and outstanding Canmarc Units.

On November 25, 2011, after close of market, Mr. Michel Dallaire, the President and Chief Executive Officer of Cominar, met with the President and Chief Executive Officer of Canmarc, Mr. James W. Beckerleg, to express Cominar’s interest in proceeding with a negotiated business combination transaction with Canmarc. Mr. Dallaire provided Mr. Beckerleg with a letter to the Canmarc Board outlining Cominar’s proposal to pursue the Offer on a supported basis. On November 27, 2011, Mr. Beckerleg indicated to Mr. Dallaire that Canmarc was not prepared to enter into such discussions. Cominar management then concluded that it was highly unlikely that it would be possible to successfully conclude negotiations with representatives of Canmarc regarding a supported business combination transaction and that it was advisable to proceed with a take-over bid directly to the Unitholders.

Prior to the opening of financial markets on November 28, 2011, Cominar publicly announced its purchase of 3,099,300 Canmarc Units through the Unitholder Purchase Agreement, together with its intention to commence the Offer.

The Offer was commenced by publication of an advertisement in the Globe & Mail and La Presse newspapers on December 2, 2011.

6.	Reasons to Accept the Offer

Unitholders should consider the following factors in making their decision to accept the Offer.

Reasons to Accept the Cash Alternative

Significant Premium

The all-cash purchase price under the Cash Alternative represents a premium of approximately 15.2% over the closing price of $13.28 per Canmarc Unit on November 25, 2011, the last trading day prior to the announcement of the Offer, a premium of approximately 33.2% over the closing price of $11.49 per Canmarc Unit on the TSX on September 8, 2011, the last trading day prior to Homburg Invest Inc.’s announcement that it had applied for protection under the Companies’ Creditors Arrangement Act, and a premium of approximately 33.0% over the issuance price of $11.50 per Canmarc Unit under Canmarc’s most recent public offering of Canmarc Units announced on August 23, 2011.

Certainty of Value and Immediate Liquidity

The consideration under the Cash Alternative provides the Unitholders with certainty of value and immediate liquidity, and removes the risks associated with the continued ownership of Canmarc Units.

Fully Financed Cash Offer

The Offer is not subject to any financing conditions. National Bank of Canada, Bank of Montreal and Caisse Centrale Desjardins have provided Cominar with a commitment to fund the entire consideration payable for the Canmarc Units and back-stop post-closing refinancing and liquidity requirements.

Reasons to Accept the Unit Alternative

Increase in Monthly Cash Distributions

Based on the exchange ratio of 0.7054 Cominar Units per Canmarc Unit offered under the Unit Alternative and before any proration of the unit consideration, the monthly cash distributions to Unitholders electing the Unit Alternative are expected to increase by approximately 6.9%.

Participation in Future Upside of the Combined Entity

Unitholders electing the Unit Alternative will have the opportunity to participate in the future upside of Cominar. The acquisition of Canmarc is expected to significantly enhance Cominar’s profile by providing it with the following benefits:

•	Addition of Complementary Portfolio of High-quality Properties

The acquisition of Canmarc will provide Cominar with an additional 8.8 million square feet of high-quality real estate that is complementary to its existing portfolio. Combined with Cominar’s existing properties, the addition of Canmarc’s assets will create a unique portfolio of high-quality properties including a number of landmark buildings.

•	Enhanced Size and Diversification

The acquisition of Canmarc will increase Cominar’s asset base by approximately 42% to approximately 30 million square feet, with an enhanced footprint in the Province of Québec and a meaningful presence in the Maritimes, western Canada and Ontario. Furthermore, Cominar’s portfolio will benefit from enhanced diversification among the office, retail and industrial asset classes.

Based on public disclosure, management of Cominar expects the following geographical and asset class distribution of the combined entity’s gross leasable area:

•	Improved Capital Markets Profile

The acquisition of Canmarc will increase Cominar’s enterprise value to approximately $4.4 billion, creating the second-largest diversified REIT in Canada, while increasing liquidity for Cominar unitholders. Accordingly, Cominar will benefit from stronger access to capital.

•	Lower Cost of Capital

The increased size and enhanced geographic and asset-class diversification resulting from the acquisition of Canmarc is expected to allow Cominar to benefit from a lower cost of capital, thus improving its competitiveness for future asset and portfolio acquisitions.

•	Positioned for Further Growth

The combined entity will be ideally positioned to execute Cominar’s continued expansion in its key markets and in the Ontario market.

•	Synergies

Given the scale of its existing operations in the Province of Québec, Cominar expects to realize synergies from the combination of the two entities. Cominar’s knowledge of the key markets in which Canmarc operates is expected to result in lower operating costs and improved operating efficiencies, creating further synergies for Cominar.

•	Immediately Accretive

The transaction is expected to be immediately accretive to distributable income, funds from operations and adjusted funds from operations on a per unit basis. The accretion to adjusted funds from operations per unit is in turn expected to result in a decreased payout ratio for the combined entity.

7.	Purpose of the Offer and Plans for Canmarc

The purpose of the Offer is to enable the Cominar Acquisition Group to acquire (and Cominar indirectly to acquire through the Cominar Acquisition Group) all of the outstanding Canmarc Units. The effect of the Offer is to give to all Unitholders the opportunity to receive a consideration per Canmarc Unit, at the option of the Unitholder, of either:

(a)	$15.30 cash; or

(b)	0.7054 Cominar Units, subject to proration on the terms described herein,

as elected by the Unitholder in the applicable Letter of Transmittal or Notice of Guaranteed Delivery.

Each Unitholder may elect the Cash Alternative or the Unit Alternative in respect of its Canmarc Units, provided that the Unit Alternative shall be subject to proration on the terms described herein and that the maximum aggregate of Cominar Units available for issuance under the Offer is 16 million Cominar Units. See Section 1 of the Offer, “The Offer”.

Based on the Cash Alternative of $15.30 per Canmarc Unit, the Offer represents a premium of approximately 15.2% over the closing price of $13.28 per Canmarc Unit on the TSX on November 25, 2011, the last trading day prior to Cominar’s announcement of its intention to make the Offer, a premium of approximately 33.2% over the closing price of $11.49 per Canmarc Unit on the TSX on September 8, 2011, the last trading day prior to Homburg Invest Inc.’s announcement that it had applied for protection under the Companies’ Creditors Arrangement Act, and a premium of approximately 33.0% over the issuance price of $11.50 per Canmarc Unit under Canmarc’s most recent public offering of Canmarc Units announced on August 23, 2011.

The obligation of the Cominar Acquisition Group to take up and pay for Canmarc Units pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

No fractional Cominar Units will be issued pursuant to the Offer. In lieu of fractional Cominar Units, a Unitholder accepting the Offer who would otherwise receive a fraction of a Cominar Unit will receive a cash payment determined on the basis of $21.69 for each whole Cominar Unit.

The Cominar Units issuable in respect of Ineligible Unitholders who elect the Unit Alternative will be issued and delivered to the Depositary for sale by the Depositary on their behalf.

If the Cominar Acquisition Group takes up and pays for Canmarc Units deposited under the Offer, the Cominar Acquisition Group’s current intention is that it will pursue a Compulsory Acquisition or a Subsequent Acquisition Transaction to enable the Cominar Acquisition Group or an affiliate of the Cominar Acquisition Group to acquire all Canmarc Units not deposited under the Offer. In order to effect a Subsequent Acquisition Transaction in respect of Canmarc, the Cominar Acquisition Group currently intends to amend the declaration of trust of Canmarc as discussed below in Section 13 of the Circular, “Acquisition of Canmarc Units Not Deposited – Special Resolutions”. The execution of the Letter of Transmittal (or, in the case of Canmarc Units deposited by book-entry transfer, the making of a book-entry transfer) irrevocably approves the Special Resolutions and irrevocably constitutes, appoints and authorizes the Cominar Acquisition Group, each director and officer of the Cominar Acquisition Group and any other person designated by the Cominar Acquisition Group to pass the Special Resolutions on behalf of the depositing Unitholders and take such other steps to implement the Special Resolutions. Accordingly, by depositing Canmarc Units under the Offer, depositing Unitholders will be, among other things, approving and authorizing the Special Resolutions and such amendments to the declaration of trust of Canmarc to enable the acquisition, exchange and/or redemption of all of the Canmarc Units not deposited under the Offer by way of a Subsequent Acquisition Transaction on the same conditions as under the Offer. There is no assurance that a Compulsory Acquisition or a Subsequent Acquisition Transaction will be completed on the terms described herein or at all, in particular if the Cominar Acquisition Group acquires less than 66 2/3% of the outstanding Canmarc Units (on a fully-diluted basis). See Section 13 of the Circular, “Acquisition of Canmarc Units Not Deposited”.

Upon completion of the Offer, the Cominar Acquisition Group intends to conduct a detailed review of Canmarc and its subsidiaries, including an evaluation of their respective business plans, properties, assets, operations and organizational and capital structures to determine what changes would be desirable in light of such review and the circumstances that then exist.

If permitted by applicable Laws, the Cominar Acquisition Group intends to cause Canmarc to apply to delist the Canmarc Units from the TSX as soon as practicable after completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. In addition, if permitted by applicable Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Cominar Acquisition Group intends to cause Canmarc to cease to be a reporting issuer under the securities laws of each province of Canada in which it is a reporting issuer. See Section 18 of the Circular, “Effect of the Offer on the Market for and Listing of Canmarc Units and Status as a Reporting Issuer”.

If the Offer and a Compulsory Acquisition or a Subsequent Acquisition Transaction is successful:

•	the Cominar Acquisition Group will own all of the equity interests in Canmarc and the Cominar Acquisition Group will be entitled to all the benefits and risks of loss associated with such ownership;

•

current Unitholders will no longer have any interest in Canmarc or Canmarc’s assets, book value or future earnings or growth and the Cominar Acquisition Group will hold a 100% interest in such assets, book value, future earnings and growth;

•	the Cominar Acquisition Group will have the right to elect all members of Canmarc Board;

•

subject to any obligations with respect to Canmarc’s outstanding Convertible Securities which remain outstanding, Canmarc will no longer be a public company and Canmarc will no longer file periodic reports (including financial information) with any securities regulatory authorities; and

•

the Canmarc Units will no longer trade on the TSX or any other securities exchange. See Section 4 of the Circular, “Certain Information Concerning Securities of Canmarc” and Section 18 of the Circular, “Effect of the Offer on the Market for and Listing of Canmarc Units and Status as a Reporting Issuer”.

8.	Unitholder Rights Plan

The following is a summary of the material provisions of Canmarc’s Unitholder Rights Plan based solely on Canmarc’s public disclosure and is not meant to be a substitute for information in and is subject to, and qualified in its entirety by, reference to the terms of the Unitholder Rights Plan.

Effective as of May 25, 2010 Canmarc implemented the Unitholder Rights Plan. The Unitholder Rights Plan has not been subsequently ratified at a meeting of the Unitholders. Notwithstanding anything set forth herein, Cominar neither acknowledges the legality nor the legitimacy of the Unitholder Rights Plan, in light of such facts.

Pursuant to the terms of the Unitholder Rights Plan, Canmarc has issued one URP Right for each Canmarc Unit outstanding as at the date hereof and will issue one URP Right for each Canmarc Unit issued during the currency of the Unitholder Rights Plan. The Unitholder Rights Plan allows for “Permitted Bids”.

Separation Time

The URP Rights separate and trade separately from the Canmarc Units after the Separation Time (as defined below). Following the Separation Time, Canmarc shall determine whether to issue certificates evidencing the URP Rights or whether the URP Rights will be registered in book entry only form. The “Separation Time” is the close of business on the tenth Business Day (defined for the purposes hereof as means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Montréal, in the Province of Québec, and in the City of Toronto, in the Province of Ontario, for the transaction of banking business) following the earliest of: (i) the date (the “Unit Acquisition Date”) of the first public announcement made by Canmarc or an Acquiring Person (as defined below) that a person has become an Acquiring Person; (ii) the date of the commencement of, or first public announcement of the intent of any person to commence, a take-over bid (other than a Permitted Bid (as defined below)

or a Competing Permitted Bid (as defined below)) by any person (an “Offeror”) for the Canmarc Units; (iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such; or (iv) such later date as may be determined by the Canmarc Board.

If any take-over bid triggering the Separation Time expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, the bid shall be deemed, for the purposes of determining the Separation Time, never to have been made.

Exercise Price of Rights

The initial exercise price established under the Unitholder Rights Plan is $40 per Canmarc Unit. After the Separation Time and prior to the occurrence of a Flip-in Event (as defined below), each URP Right entitles the registered holder to purchase one Canmarc Unit at the exercise price of $40 per Canmarc Unit, subject to certain anti-dilution adjustments and other rights as set out in the Unitholder Rights Plan. The terms of the URP Rights adjust significantly upon the occurrence of a “Flip-In Event”, as described below.

Flip-In Event

A “Flip-In Event” is triggered when a person becomes an Acquiring Person (as defined below). Upon the occurrence of a Flip-in Event, Canmarc must take such action as shall be necessary to ensure that each URP Right (except for URP Rights beneficially owned by the persons specified below) shall thereafter constitute the right to purchase from Canmarc upon exercise thereof in accordance with the terms of the Rights Plan that number of Canmarc Units having an aggregate market price on the date of the consummation or occurrence of such Flip-in Event equal to twice the exercise price, for an amount in cash equal to the exercise price. By way of example, if at the time of such announcement the exercise price of the URP Rights is $100 and the Canmarc Units have a market price of $10 per Canmarc Unit, the holder of each URP Right would be entitled to purchase the number of Canmarc Units that has in the aggregate a market price of $200 (i.e., 20 Canmarc Units in this example) for a price of $100, that is, at a 50% discount.

The Unitholder Rights Plan provides that URP Rights that are beneficially owned by: (i) an Acquiring Person, any affiliate or associate of an Acquiring Person, any person acting jointly or in concert with an Acquiring Person, or any affiliate or associate of such Acquiring Person; or (ii) a transferee, direct or indirect, of URP Rights from any of the foregoing, shall in certain circumstances become null and void without any further action and any holder of such URP Rights (including transferees) shall not have any rights whatsoever to exercise such Rights under any provision of the Unitholder Rights Plan.

Acquiring Person

An “Acquiring Person” is a person who beneficially owns (as such concept is defined in the Unitholder Rights Plan) 20% or more of the outstanding Canmarc Units. An Acquiring Person does not, however, include: (i) Canmarc or any other Canmarc Subsidiary; (ii) any person who becomes the beneficial owner of 20% or more of the Canmarc Units as a result of certain exempt acquisitions; (iii) for a period of 10 days, any person who becomes the beneficial owner (as such concept is defined in the Unitholder Rights Plan) of 20% or more of the outstanding Canmarc Units as a result of such person becoming disqualified from relying on clause (ii) of the definition of “Beneficial Owner” (as defined in the Unitholder Rights Plan) solely because such person makes or announces an intention to make a take-over bid alone or jointly or in concert with any other person; (iv) an underwriter or member of a banking or selling group that acquires Canmarc Units from Canmarc in connection with a distribution of securities; or (v) any person who beneficially owns 20% or more of the Canmarc Units as at the record time (a “Grandfathered Person”), provided, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the record time, (a) cease to own more than 20% or more of the outstanding Canmarc Units, or (b) become the beneficial owner of any additional Canmarc Units that increases its beneficial ownership of Canmarc Units, by more than 1% of the number of Canmarc Units, outstanding as at the record time, directly or indirectly, other than pursuant to certain exempt acquisitions described below.

Exempt transactions include: (i) specified acquisitions or redemptions of Canmarc Units; (ii) acquisitions pursuant to a Permitted Bid (which may include a Competing Permitted Bid), as described below; or (iii) acquisitions of Canmarc Units in exchange for additional properties being acquired by Canmarc.

Permitted Bids

A “Permitted Bid” means a bid which is made by an Offeror by means of a take-over bid circular and which also complies with the following additional provisions: (i) the bid is made to all holders of Canmarc Units, other than the Offeror, for all of the issued and outstanding Canmarc Units (including any Convertible Securities); (ii) the bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that (a) no Canmarc Units shall be taken up or paid for pursuant to the bid prior to the close of business on the date which is not less than 60 days following the date of the bid, and (b) no Canmarc Units shall be taken up or paid for pursuant to the bid unless, at the date referred to in (a) above, more than 50% of the Canmarc Units held by independent unitholders shall have been deposited or tendered pursuant to the bid and not withdrawn; (iii) the bid contains an irrevocable and unqualified provision that, unless the bid is withdrawn, Canmarc Units may be deposited pursuant to such bid at any time prior to the close of business on the date of first take-up or payment for Canmarc Units and that any Canmarc Units deposited pursuant to the bid may be withdrawn until taken up and paid for; and (iv) the bid contains an irrevocable and unqualified provision that if, on the date on which Canmarc Units may be taken up or paid for, more than 50% of the Canmarc Units held by independent unitholders shall have been deposited or tendered pursuant to the bid and not withdrawn, the Offeror will make a public announcement of that fact and the bid will remain open for deposits and tenders of Canmarc Units for not less than ten business days from the date of such public announcement; provided that if a bid constitutes a Competing Permitted Bid, the term “Permitted Bid” shall also mean the Competing Permitted Bid.

A “Competing Permitted Bid” means a bid that: (i) is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of the Permitted Bid or other Competing Permitted Bid; (ii) satisfies all components of the definition of a Permitted Bid other than the requirements set out above; and (iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Canmarc Units will be taken up or paid for pursuant to the bid prior to the close of business on a date that is no earlier than the later of: (a) 60 days after the date on which the earliest Permitted Bid then in existence was made; and (b) 35 days after the date of the bid constituting the Competing Permitted Bid.

Neither a Permitted Bid nor a Competing Permitted Bid is required to be approved by the Canmarc Board and such bids may be made directly to unitholders. Acquisitions of Canmarc Units made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Redemption and Waiver

The Canmarc Board may, at any time prior to the occurrence of a Flip-in Event, with the prior approval of the Unitholders or holders of URP Rights, elect to redeem all but not less than all of the URP Rights at a redemption price of $0.0001 per URP Right (the “Redemption Price”). In the event that prior to the occurrence of a Flip-in Event a person acquires, pursuant to a Permitted Bid, a Competing Permitted Bid or an exempt acquisition, outstanding Canmarc Units, then the Canmarc Board shall, immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the URP Rights at the Redemption Price. If the Canmarc Board elects or is deemed to have elected to redeem the URP Rights, the right to exercise the URP Rights will terminate and each URP Right will after redemption be null and void and the only right thereafter of the holders of URP Rights shall be to receive the Redemption Price.

Under the Unitholder Rights Plan, the Canmarc Board may, prior to the occurrence of a Flip-in Event, waive application of the Unitholder Rights Plan to a Flip-in Event that may occur by reason of a take-over bid made by way of a formal take-over bid circular to all holders of Canmarc Units. Once the Canmarc Board has exercised its discretion to waive application of the Unitholder Rights Plan in respect of any particular take-over bid and another take-over bid is made, the Canmarc Board shall be deemed to have waived the application of the Unitholder Rights Plan to such other take-over bid provided that such other take-over bid is made by way of a formal takeover bid circular to all holders of Canmarc Units prior to the expiry of the take-over bid in respect of which the waiver has been granted.

The Canmarc Board may also waive the application of the Unitholder Rights Plan upon the occurrence of a Flip-in Event in certain other circumstances, including where the Canmarc Board has determined that a person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person and within 14 days after the foregoing determination by the Canmarc Board or such earlier or later date as the Canmarc Board may determine, such person has reduced its beneficial ownership of Canmarc Units such that the person is no longer an Acquiring Person.

The Offer

The Offer is not a “Permitted Bid” for purposes of the Unitholder Rights Plan. Accordingly, in order for the Offer to proceed, the Unitholder Rights Plan must be terminated, or action must be taken by the Canmarc Board or by a securities commission or court of competent jurisdiction to remove the effect of the Unitholder Rights Plan and permit the Offer to proceed. It is a condition of the Offer that the Cominar Acquisition Group shall have determined that, on terms satisfactory to the Offeror, in its sole discretion: (i) no Unitholder Rights Plan does or will adversely affect the Cominar Acquisition Group or the Offer (either before or after consummation of the Offer) or any Compulsory Acquisition or Subsequent Acquisition Transaction; (ii) the Canmarc Board shall have redeemed all outstanding URP Rights or waived the application of the Unitholder Rights Plan to the purchase of Canmarc Units by the Cominar Acquisition Group under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction and deferred indefinitely the Separation Time in respect of the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; (iii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of URP Rights or the issue of any Canmarc Units upon the exercise of URP Rights in relation to the purchase of URP Units by the Cominar Acquisition Group under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction, which cease trading order or injunction shall be in full force and effect; (iv) a court of competent jurisdiction shall have made a final and non-appealable order that the URP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; or (v) the URP Rights and the Unitholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Canmarc Units with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction. Section 4 of the Offer, “Conditions of the Offer”.

According to Canmarc asserts that the Unitholder Rights Plan is intended to ensure that the Unitholders and the Canmarc Board be given sufficient time to evaluate the bid, negotiate with the initial bidder and encourage competing bids. In the present circumstances, the Cominar Acquisition Group believes that, by early January, Canmarc and its trustees and the Unitholders will have had more than adequate time to fully consider the Offer and any available alternative transactions and to determine whether to deposit their Canmarc Units under the Offer.

9.	Source of Funds

The Cominar Acquisition Group’s obligation to purchase the Canmarc Units deposited to the Offer is not subject to any financing condition.

The Cominar Acquisition Group estimates that, if it acquires all of the Canmarc Units that itself and Cominar do not already own (based on the number of Canmarc Units issued and outstanding on a fully-diluted basis as of September 30, 2011 as disclosed by Canmarc and assuming that no Cominar Units are issued under the Offer and that the purchase price under the Offer would be paid entirely in cash), the total amount of cash required for the purchase of the Canmarc Units and to cover related fees and expenses of Cominar and the Cominar Acquisition Group will be approximately $740 million. Cominar has entered into a commitment letter with National Bank of Canada, Bank of Montreal and Caisse Centrale Desjardins, for credit facilities (collectively, the “Credit Facilities”) to fund the cash consideration to purchase Canmarc Units and related fees and expenses required in connection with the Offer. The Credit Facilities are comprised of a senior secured revolving credit facility divided into two tranches respectively having a 3-year and a 2-year term (the “Revolving Loan”), a senior secured, non-revolving, bridge loan with a one-year term (the “Mortgage Bridge Loan”) and a senior secured non-revolving bridge loan (the “Equity Bridge Loan”) with a one-year term. The Revolving Loan and the Equity Bridge Loan will be used, among other things, to fund the cash consideration used to purchase Canmarc Units and pay for the fees and expenses required in connection with the Offer, while the Mortgage Bridge Loan will be used to, if required, repay and cancel or defease the existing commercial mortgage debt of Canmarc.

Amounts outstanding under the Credit Facilities will bear interest at varying rates depending upon, among other things, the facility and timing. Principal amounts outstanding under the Credit Facilities may be repaid or prepaid at any time without penalty or bonus, subject to normal breakage costs.

The Mortgage Bridge Loan and the Equity Bridge Loans shall be repaid in full not later than 12 months after the execution of the definitive credit agreement. Cominar currently intends to repay drawdowns under the Equity Bridge Loan using the net proceeds of issuances of Cominar Units and under the Mortgage Bridge Loan, if any, with fixed interest rate mortgage financing secured by properties of Canmarc.

The Credit Facilities will be secured by first ranking liens on the unencumbered properties of Cominar and, after the completion of the Offer, on certain properties and assets of Canmarc. The definitive credit agreement will contain covenants, events of default and other terms customary for credit facilities of this nature, including certain restrictions on the sale of assets, liens and additional indebtedness.

The ability to draw down under the Credit Facilities is subject to the satisfaction of certain customary conditions on the date of drawdown. These include, among other things: (i) the execution of all documentation related to the Credit Facilities; (ii) evidence that there has been validly deposited under the Offer and not withdrawn, such number of Canmarc Units (calculated on a fully diluted basis) as are required to ensure that the Subsequent Acquisition Transaction can be successfully completed; (iii) evidence that the conditions of the Offer have been satisfied or waived, and that the Cominar Acquisition Group is required to, and will take up and pay for the Canmarc Units deposited thereunder in accordance with the Offer (iv) the correctness of all representations and warranties; (v) the absence of any default or event of default; (vi) the delivery of customary legal opinions; and (vii) the payment of all fees and reimbursable expenses when due. The Cominar Acquisition Group and Cominar believe that the possibility is remote that the conditions to the drawing under the Credit Facilities that are in addition to the conditions of the Offer will not be satisfied.

10.	Ownership of and Trading in Securities of Canmarc

The Cominar Acquisition Group and Cominar currently own 8,263,930 Canmarc Units, representing approximately 15.1% of the outstanding Canmarc Units.

No other securities of Canmarc are beneficially owned, directly or indirectly, nor is control or direction exercised over any of such securities, by the Cominar Acquisition Group, Cominar or any of their respective directors, trustees or senior officers or persons or entities acting jointly or in concert with them. To the knowledge of the Cominar Acquisition Group and Cominar, after reasonable enquiry, no Canmarc Units or other securities of Canmarc are owned, directly or indirectly, nor is control or direction exercised over any such securities, by any associate of a director, trustee or senior officer of the Cominar Acquisition Group, Cominar, any person or company holding more than 10% of any class of equity securities of any entity forming part of the Cominar Acquisition Group or Cominar or any person or company acting jointly or in concert with the Cominar Acquisition Group or Cominar.

Except as described in the table below or in the preceding paragraphs, none of the Cominar Acquisition Group, Cominar or any of its directors, trustees or senior officers or, to the knowledge of the Cominar Acquisition Group or Cominar, after reasonable enquiry, nor any of the other persons referred to in the preceding paragraph, has traded in any securities of Canmarc during the twelve months preceding the date of the Offer:

Transaction Date	Number of Canmarc Units Purchased	Price Paid per Canmarc Unit
December 2, 2010 (Alban D’Amours)	2,200	$10.955
December 2, 2010 (Alban D’Amours)	2,800	$10.959
September 27, 2011	2,372,500	$12.10
October 4, 2011	254,700	$11.86
October 5, 2011	128,400	$12.36
October 6, 2011	92,000	$12.33
October 7, 2011	191,100	$12.40
October 11, 2011	37,800	$12.40
October 12, 2011	40,400	$12.44
October 13, 2011	66,500	$12.58
October 14, 2011	38,800	$12.63
October 17, 2011	29,400	$12.70
October 18, 2011	150,000	$12.75
October 20, 2011	29,300	$12.71
October 21, 2011	2,700	$12.75
October 24, 2011	59,300	$12.83
October 25, 2011	145,700	$12.85
October 26, 2011	50,000	$12.85
October 27, 2011	183,030	$12.85

Transaction Date	Number of Canmarc Units Purchased	Price Paid per Canmarc Unit
October 28, 2011	24,000	$12.85
October 31, 2011	20,000	$12.90
November 1, 2011	122,200	$12.85
November 2, 2011	283,000	$13.05
November 3, 2011	401,600	$13.15
November 4, 2011	8,600	$13.00
November 10, 2011	39,400	$13.17
November 11, 2011	135,200	$13.33
November 17, 2011	47,600	$13.24
November 18, 2011	2,700	$13.25
November 21, 2011	192,400	$13.20
November 22, 2011	200	$13.25
November 25, 2011	16,100	$13.25
November 26, 2011	3,099,300	$15.30

On November 25, 2011, Cominar acquired 3,099,300 Canmarc Units at a price of $15.30 per Canmarc Unit pursuant to the Unitholder Purchase Agreement. See Section 5 of the Circular, “Background to the Offer”.

11.	Commitments to Acquire Securities of Canmarc

None of the Cominar Acquisition Group nor Cominar or, to the knowledge of the Cominar Acquisition Group or Cominar, after reasonable enquiry, their respective directors, trustees or officers, any associate or affiliate of an insider of the Cominar Acquisition Group or Cominar, any insider of the Cominar Acquisition Group or Cominar or any person acting jointly or in concert with the Cominar Acquisition Group or Cominar, has entered into any agreements, commitments or understandings to acquire any securities of Canmarc, except for the agreements made by the Cominar pursuant to the Unitholder Purchase Agreement.

12.	Other Material Facts

The Cominar Acquisition Group has no knowledge of any material fact concerning the securities of Canmarc that has not been generally disclosed by Canmarc, or any other matter that is not disclosed in the Circular and that has not previously been generally disclosed, and that would reasonably be expected to affect the decision of Unitholders to accept or reject the Offer.

13.	Acquisition of Canmarc Units Not Deposited

If the Cominar Acquisition Group takes up and pays for Canmarc Units deposited under the Offer, the Cominar Acquisition Group’s current intention is that it will pursue a Compulsory Acquisition or a Subsequent Acquisition Transaction to enable the Cominar Acquisition Group or an affiliate of the Cominar Acquisition Group to acquire all Canmarc Units not deposited under the Offer, as more particularly described below. In order to effect a Subsequent Acquisition Transaction in respect of Canmarc, the Cominar Acquisition Group currently intends to amend the declaration of trust of Canmarc as described below under “Special Resolutions”. The execution of the Letter of Transmittal (or, in the case of Canmarc Units deposited by book-entry transfer, the making of a book-entry transfer) irrevocably approves the Special Resolutions and irrevocably constitutes, appoints and authorizes the Cominar Acquisition Group, each director and officer of the Cominar Acquisition Group and any other person designated by the Cominar Acquisition Group to pass the Special Resolutions on behalf of the depositing Unitholders and take such other steps to implement the Special Resolutions as are described below under “Special Resolutions”. Accordingly, by depositing Canmarc Units under the Offer, depositing Unitholders will be, among other things, approving and authorizing the Special Resolutions and such amendments to the declaration of trust of Canmarc to enable the Cominar Acquisition Group to acquire (or cause the redemption of) all of the Canmarc Units not deposited under the Offer by way of a Subsequent Acquisition Transaction on the same conditions as under the Offer. There is no assurance that a Compulsory Acquisition or a Subsequent Acquisition Transaction will be completed on the terms described herein or at all, in particular if the Cominar Acquisition Group acquires less than 66 2/3% of the outstanding Canmarc Units (on a fully-diluted basis).

Compulsory Acquisition

The declaration of trust of Canmarc currently provides that, on complying with certain requirements provided therein, the Cominar Acquisition Group will be entitled to acquire the Canmarc Units held by persons that do not accept the Offer (the “Dissenting Unitholders”) if, within 120 days after the date of the Offer, the Offer is accepted by holders of not less than 90% of the Canmarc Units on a fully diluted basis (including Canmarc Units issuable upon the exercise, exchange or conversion of all Convertible Securities), other than Canmarc Units held by or on behalf of, or issuable to, the Cominar Acquisition Group, Cominar or any affiliate or associate of the Cominar Acquisition Group or Cominar on the date of the Offer. If the Cominar Acquisition Group has taken up and paid for the Canmarc Units held by such accepting Unitholders, the declaration of trust of Canmarc provides that the Cominar Acquisition Group is then entitled to: (i) acquire all the Canmarc Units that are held by the Dissenting Unitholders on the terms on which the Cominar Acquisition Group acquired the Canmarc Units of Unitholders that accepted the Offer; and (ii) require the exchange of all Class B LP Units to Canmarc Units and acquire all of the Canmarc Units issued as a result of such exchange on the same terms as the Canmarc Units acquired pursuant to (i) above ((i) and (ii), collectively, a “Compulsory Acquisition”).

To exercise such right, the Cominar Acquisition Group must send, within 60 days after the expiry of the Offer, and in any event within 180 days of the date of the Offer, a notice (the “Offeror’s Notice”) to each Dissenting Unitholder stating that: (i) holders of more than 90% of the Canmarc Units have accepted the Offer; (ii) the Cominar Acquisition Group is bound to take up and pay for or has taken up and paid for the Canmarc Units of the Unitholders that accepted the Offer; (iii) a Dissenting Unitholder is required to elect to transfer its Canmarc Units to the Cominar Acquisition Group on the terms on which the Cominar Acquisition Group acquired the Canmarc Units of the Unitholders that accepted the Offer or to demand payment of the fair value of the Canmarc Units by so notifying the offeror within 20 days after it receives the Offeror Notice; and (iv) a Dissenting Unitholder that does not notify the offeror of such election and transfer its Canmarc Units within 20 days after it receives the Offeror’s Notice is deemed to have transferred its Canmarc Units on the same terms on which the Cominar Acquisition Group acquired the Canmarc Units of the Unitholders who accepted the Offer. In respect of any Class B LP Units, an exchange offer shall also be delivered to the trustees of Canmarc addressed to the holders of such Class B LP Units to acquire the Canmarc Units upon exchange of the Class B LP Units within 30 days.

A Dissenting Unitholder to whom an Offeror’s Notice is sent must, within 20 days after it receives the Offeror’s Notice, send the certificates representing its Canmarc Units to Canmarc. Within such time period, the Cominar Acquisition Group must transfer to Canmarc the consideration that would have been paid to Dissenting Unitholders if they had accepted the Offer, and Canmarc must: (i) deposit the cash portion of such consideration in a separate account in a bank or other body corporate whose deposits are insured by the Canadian Deposit Insurance Corporation; and (ii) place the Cominar Units that form a portion of such consideration in the custody of a bank or other such body corporate.

If the Cominar Acquisition Group has transferred to Canmarc the consideration described in the preceding paragraph, Canmarc must: (i) transfer the Canmarc Units of the Dissenting Unitholders to the Cominar Acquisition Group; (ii) send to each Dissenting Unitholder that has complied with the requirement set out in the preceding paragraph the consideration to which such Dissenting Unitholder is entitled; and (iii) send to each Dissenting Unitholder that has not complied with the requirement set out in the preceding paragraph a notice stating that: (a) its Canmarc Units have been cancelled; (b) the Canmarc Trustee is holding in trust the consideration for such Canmarc Units; and (c) the Canmarc Trustee will send the consideration for such Canmarc Units to such Dissenting Unitholder after receiving the certificate(s) representing such Dissenting Unitholder’s Canmarc Units.

The foregoing is a summary only of the right of Compulsory Acquisition which may become available to the Cominar Acquisition Group and is qualified in its entirety by the declaration of trust of Canmarc. The right of Compulsory Acquisition in the declaration of trust of Canmarc is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Unitholders who wish to be better informed about the applicable provisions of the declaration of trust of Canmarc should consult their legal advisors.

See Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”, for a discussion of tax consequences to Unitholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transaction

If the Cominar Acquisition Group takes up and pays for Canmarc Units validly deposited under the Offer and the right of Compulsory Acquisition is not available to the Cominar Acquisition Group or the Cominar Acquisition Group chooses not to avail itself of such right, the Cominar Acquisition Group currently intends to take such action as is necessary or advisable to acquire or cause the acquisition, exchange or redemption of all Canmarc Units not acquired under the Offer, including all Canmarc Units issued upon the exercise, exchange or conversion of Convertible Securities (a “Subsequent Acquisition Transaction”).

A Subsequent Acquisition Transaction in respect of Canmarc may take the form of one or more amendments to the declaration of trust of Canmarc to provide for the acquisition and/or exchange and/or redemption of all outstanding Canmarc Units (other than those held by Cominar and the Cominar Acquisition Group), in either case for a price equal to, and payable in the same form as (including consideration elections, deemed consideration elections and pro-rationing), the consideration paid for Canmarc Units acquired under the Offer. To facilitate or in connection with a Subsequent Acquisition Transaction, the Cominar Acquisition Group may effect, or cause Canmarc to effect, other transactions permitted by the declaration of trust of Canmarc (as it may be amended in accordance with its terms).

The Cominar Acquisition Group currently intends to effect a Subsequent Acquisition Transaction in respect of Canmarc by approving the Special Resolutions, amending the declaration of trust of Canmarc as described below under “– Special Resolutions”, and effecting an exchange and/or redemption by Canmarc of all outstanding Canmarc Units (other than those already held by Cominar and the Cominar Acquisition Group).

Should the Cominar Acquisition Group elect not to pursue a Subsequent Acquisition Transaction described in the immediately preceding paragraph, the Cominar Acquisition Group may elect to pursue and implement one or more alternative subsequent acquisition transactions, the form of which may vary, depending upon a variety of factors including the number of Canmarc Units acquired under the Offer. For further detail, see “Other Alternatives” below. The Cominar Acquisition Group reserves the right to propose any alternative Subsequent Acquisition Transaction, in its sole discretion, depending upon all of the circumstances at the time such an alternative Subsequent Acquisition Transaction is proposed. In any event, any alternative Subsequent Acquisition Transaction would be effected in accordance with applicable Law.

Certain amendments to the declaration of trust of Canmarc necessary to effect a Subsequent Acquisition Transaction require the approval of at least 66 2/3% of the votes cast by voting Unitholders, voting together as a class, at a special meeting of voting Unitholders duly called for such purpose, in accordance with the declaration of trust of Canmarc and applicable securities Laws. The Cominar Acquisition Group intends to cause all Canmarc Units acquired under the Offer and, except in respect of “minority” approval, all of the Canmarc Units owned by the Cominar Acquisition Group as of the date of the Offer or acquired on the TSX as permitted by the terms of the Offer and under securities Laws, to be voted in favour of a Subsequent Acquisition Transaction, including the Special Resolutions and any other amendments to the declaration of trust of Canmarc. If the Minimum Tender Condition is satisfied and the Cominar Acquisition Group takes up and pays for the Canmarc Units deposited under the Offer, the Cominar Acquisition Group expects to own sufficient Canmarc Units to approve the Special Resolutions.

Depending on the manner and circumstances in which a Subsequent Acquisition Transaction is undertaken, the tax consequences to a Unitholder of a disposition of Canmarc Units pursuant to a Subsequent Acquisition Transaction could differ from the tax consequences to such Unitholder of a disposition of Canmarc Units to the Cominar Acquisition Group under the Offer. In the case of a Non-Resident Unitholder, a portion of the consideration received on the disposition of Canmarc Units pursuant to a Subsequent Acquisition Transaction could be subject to Canadian withholding tax. See Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations”, for a discussion of tax consequences to Unitholders in the event of a Subsequent Acquisition Transaction.

Unitholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Special Resolutions

The Cominar Acquisition Group currently intends to effect the amendments to the declaration of trust of Canmarc as described in this Section 13 by seeking the approval of Unitholders at a special meeting called for such purpose, all in accordance with the declaration of trust of Canmarc.

The execution of a Letter of Transmittal (or, in the case of Canmarc Units deposited by book-entry transfer, the making of a book-entry transfer) irrevocably approves, and irrevocably constitutes, appoints and authorizes, effective at and after the Expiry Time, the Cominar Acquisition Group, each director and officer of the Cominar Acquisition Group and any other person designated by the Cominar Acquisition Group, as the true and lawful agent, attorney and attorney-in-fact of the holder of the Canmarc Units with respect to deposited Canmarc Units, with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Unitholder to vote, execute and deliver any and all instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including any counterparts thereof), consents and directions, in form and on terms satisfactory to the Cominar Acquisition Group, in respect of, one or more special resolutions of the voting Unitholders under, pursuant to and in accordance with the provisions of the declaration of trust of Canmarc:

(a)	amending the declaration of trust of Canmarc to (i) create a new class of special units redeemable at Canmarc’s discretion upon the payment of a consideration per Canmarc Unit that is at least equal in value to, and in the same form as (including consideration elections, deemed consideration elections and pro-rationing), the consideration paid by the Cominar Acquisition Group under the Offer, less any applicable withholding taxes, and (ii) adding a redemption right to the Canmarc Units allowing for the exchange, at the option of Canmarc, of the Canmarc units for the special units;

(b)	approving any alternative Subsequent Acquisition Transaction that may be undertaken by the Cominar Acquisition Group in accordance with the declaration of trust of Canmarc, as it may be amended in accordance with its terms;

(c)	amending the declaration of trust of Canmarc to permit the Cominar Acquisition Group, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions (whether in writing or otherwise), consents and directions in respect of any or all Canmarc Units, if determined necessary or appropriate by the Cominar Acquisition Group, and authorizing the Cominar Acquisition Group to execute any such amendment to the declaration of trust of Canmarc in connection therewith;

(d)	directing the Canmarc trustees and officers and the trustees, directors and officers of the affiliates of Canmarc to cooperate in all respects with the Cominar Acquisition Group regarding the foregoing, including in completing any Subsequent Acquisition Transaction undertaken by the Cominar Acquisition Group in accordance with the declaration of trust of Canmarc, as amended in accordance with the foregoing; and

(e)	authorizing any officer or director of the Cominar Acquisition Group, and any other person designated by the Cominar Acquisition Group, to execute and deliver all documents and do all acts or things, on behalf of Canmarc or otherwise, as may be necessary or desirable to give effect to these special resolutions ((a) through (e), collectively, the “Special Resolutions”).

In order to effect a Subsequent Acquisition Transaction, the Cominar Acquisition Group would expect to seek the approval of the Special Resolutions from Unitholders at a special meeting of the voting Unitholders called for such purpose. In those circumstances, the approval of the Special Resolutions by the holders of voting Canmarc Units the votes attached to which represent at least 66 2/3% of the votes on such resolution and the approval of the Special Resolutions by the holders of a majority of the Canmarc Units held by “minority” holders of Canmarc Units (including Canmarc Units deposited under the Offer by “minority” holders of Canmarc Units) would be required at a meeting duly called and held for the purpose of approving the Special Resolutions. The Cominar Acquisition Group intends to cause all Canmarc Units acquired under the Offer and, except in respect of “minority” approval, all of the Canmarc Units owned by the Cominar Acquisition Group as of the date of the Offer or acquired on the TSX as permitted by the terms of the Offer and under the Securities Laws, to be voted in favour of any Subsequent Acquisition Transaction, including the approval of the Special Resolutions.

Additional Information

A Compulsory Acquisition or Subsequent Acquisition Transaction may constitute a “business combination” within the meaning of MI 61-101 if such Compulsory Acquisition or Subsequent Acquisition Transaction would result in the interest of a Unitholder being terminated without its consent, subject to certain exceptions. The Cominar Acquisition Group expects that a Compulsory Acquisition or a Subsequent Acquisition Transaction in respect of Canmarc will be a “business combination” under MI 61-101.

In certain circumstances, certain types of Compulsory Acquisitions or Subsequent Acquisition Transactions may constitute “related party transactions” within the meaning of MI 61-101. However, if a Compulsory Acquisition or Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such a transaction. The Cominar Acquisition Group intends to carry out a Compulsory Acquisition or a Subsequent Acquisition Transaction in respect of Canmarc in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of MI 61-101 will not apply to such Compulsory Acquisition or Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to prepare a formal valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities such valuation, or a summary thereof. In connection therewith, the Cominar Acquisition Group currently intends to rely on available exemptions from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to, and is in the same form as, the consideration that the depositing Unitholders were entitled to receive pursuant to the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents (and which disclosure has been provided herein). The Cominar Acquisition Group currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration per Canmarc Unit paid to the Unitholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, the Cominar Acquisition Group expects to rely on these exemptions.

Depending on the nature and the terms of a Subsequent Acquisition Transaction in respect of Canmarc, the declaration of trust of Canmarc would require the approval of at least 66 2/3% of the votes cast by voting Unitholders, voting together as a class, at a special meeting of voting Unitholders duly called for the purpose of approving a Subsequent Acquisition Transaction or by written resolution. MI 61-101 would also require that, in addition to any other required Unitholder approval, in order to complete a business combination, the approval of a majority of the votes cast by “minority” Unitholders must be obtained (unless an exemption is available or discretionary relief is granted by the applicable securities regulatory authorities). If, however, following the Offer, the Cominar Acquisition Group and its affiliates are the registered holders of 90% or more of the Canmarc Units at the time the business combination is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority Unitholders.

In relation to the Offer and any business combination, the “minority” Unitholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Unitholders other than the Cominar Acquisition Group, any “interested party” (within the meaning of MI 61-101), certain “related parties” of the Cominar Acquisition Group or of any other “interested party” (in each case within the meaning of MI 61-101), including any director or senior officer of the Cominar Acquisition Group, affiliate or insider of the Cominar Acquisition Group or any of their directors or senior officers and any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that the Cominar Acquisition Group may treat Canmarc Units acquired under the Offer as “minority” units and to vote them, or to consider them voted, in favour of such business combination if, among other things: (i) the business combination is completed not later than 120 days after the Expiry Time; (ii) the consideration per security in the business combination is at least equal in value to, and in the same form as, the consideration paid under the Offer; (iii) certain disclosure is given in the take-over bid disclosure documents (and which has been provided herein); and (iv) the Unitholder that deposited such Canmarc Units to the Offer was not (a) a “joint actor” (within the meaning of MI 61-101) with the Cominar Acquisition Group in respect of the Offer, (b) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer, or (c) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Canmarc Unit that is not identical in amount and form to the entitlement of the general body of Unitholders in Canada. The Cominar Acquisition Group currently intends that the consideration offered for Canmarc Units under a Compulsory Acquisition or a Subsequent Acquisition Transaction in respect of

Canmarc proposed by it would be equal in value to, and in the same form as (including consideration elections, deemed consideration elections and pro-rationing), the consideration paid to Unitholders under the Offer and that such Compulsory Acquisition or Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, the Cominar Acquisition Group intends to cause Canmarc Units acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction. The votes attached to the 8,263,930 Canmarc Units held by Cominar at the commencement of the Offer, as well as any Canmarc Units that may be acquired by the Cominar Acquisition Group in market purchases after the date of the Offer (see Section 12 of the Offer, “Market Purchases and Sales of Canmarc Units”), if applicable, would be required to be excluded in determining whether minority approval for a Compulsory Acquisition or a Subsequent Acquisition Transaction in respect of Canmarc had been obtained for the purposes of MI 61-101.

Other Alternatives

The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Canmarc, and/or their respective affiliates will necessarily depend on a variety of factors, including the number of Canmarc Units acquired under the Offer. Although the Cominar Acquisition Group currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of various factors, including the number of Canmarc Units acquired under the Offer, delays in the Cominar Acquisition Group’s ability to effect such a transaction and information hereafter obtained by the Cominar Acquisition Group, such a transaction may not be so proposed or may be delayed or abandoned. The Cominar Acquisition Group expressly reserves the right to propose other means of acquiring, directly or indirectly, including by causing the redemption or exchange of, all of the outstanding Canmarc Units and all Canmarc Units issued upon the exercise, exchange or conversion of Convertible Securities in accordance with applicable Laws, including a Subsequent Acquisition Transaction on terms not described in the Circular.

If the Cominar Acquisition Group is unable to, or elects not to, effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals promptly, the Cominar Acquisition Group will evaluate other available alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Canmarc Units in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, as applicable, or acquiring the assets of Canmarc by way of a reorganization, redemption, asset sale or other transaction between the Cominar Acquisition Group, Cominar and/or one or more of the affiliates of the Cominar Acquisition Group or Cominar. Subject to applicable Laws, any additional purchases of Canmarc Units could be at a price greater than, equal to or less than the price to be paid for Canmarc Units under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Cominar Acquisition Group may take no action to acquire additional Canmarc Units or may sell or otherwise dispose of any or all Canmarc Units acquired under the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Cominar Acquisition Group, which may vary from the terms and the price paid for Canmarc Units under the Offer. See Section 12 of the Offer, “Market Purchases and Sales of Canmarc Units”.

Distributions Pending any Compulsory Acquisition or Subsequent Acquisition Transaction

Unitholders are advised that it may take up to 45 days or longer from the completion of the Offer to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, if any, although the Cominar Acquisition Group currently intends to effect any such transaction expeditiously. During such period, non-tendering Unitholders may not receive distributions (including non-interest bearing loans) from Canmarc. There can also be no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction will be completed. Accordingly, Unitholders may prefer to deposit their Canmarc Units to the Offer rather than waiting for the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, if any.

14.	Agreements, Commitments or Understandings

There are (i) no agreements, commitments or understandings made or proposed to be made between the Cominar Acquisition Group or Cominar and any of the trustees or officers of Canmarc, including for any payment or other benefit proposed to be made or given by way of compensation for loss of office or their remaining in or retiring from office if the Offer is successful, and (ii) no agreements, commitments or understandings between Cominar or the Cominar Acquisition Group and any securityholder of Canmarc with respect to the Offer.

There are no agreements, commitments or understandings between Cominar or the Cominar Acquisition Group relating to the Offer and the Cominar Acquisition Group is not aware of any other agreement, commitment or understanding that could affect control of Canmarc.

For information on arrangements made or proposed to be made between Canmarc and any of its trustees or officers, see the Trustees’ Circular.

As of the date hereof, neither Cominar nor the Cominar Acquisition Group has entered into any employment agreements or arrangements with employees of Canmarc in addition to those that were existing on November 25, 2011 and none of the existing employment agreements or arrangements has been modified in connection with the Offer. However, Cominar may enter into agreements prior to or after the Expiry Time with one or more officers for continuation of their roles with Canmarc. The agreements, if any, will not be conditional upon the officer’s support of the Offer and will not be undertaken for the purpose, in whole or in part, of increasing the value of the consideration paid for any of such officer’s Canmarc Units or as an incentive to induce the officer to tender his or her Canmarc Units under the Offer. None of the officers of Canmarc has an obligation to enter into employment negotiations with the Cominar Acquisition Group or Cominar.

Based solely on Canmarc’s public disclosure, the Cominar Acquisition Group and Cominar believe that each of James W. Beckerleg, Gordon G. Lawlor, Ashley L. Philips and Guy Charron, (each, a “Named Executive Officer”) is currently party to an employment agreement pursuant to which, each Named Executive Officer may, at any time within 18 months following a change of control of Canmarc, terminate his or her employment and benefit from termination package.

In the case of Mr. Beckerleg, such termination pay shall be equal to 18 months’ base salary and a pro-rated target bonus. With respect to the other Named Executive Officers, the termination pay shall be equal to such Named Executive Officer’s base salary for one month for each completed year of employment, subject to a maximum of 18 months, but in no event less than 12 months, plus a pro-rated target bonus relating to such Named Executive Officer. Additionally, the employment agreements set out vesting conditions applicable to the deferred units and the restricted units issued under the long-term incentive plan of Canmarc held by the Named Executive Officers.

15.	Benefits from the Offer

Other than as described in this Section 15, there are no direct or indirect benefits of accepting or refusing to accept the Offer that will accrue to any insider of the Cominar Acquisition Group and Cominar, and to the knowledge of the Cominar Acquisition Group and Cominar, to any of the trustees or officers of Canmarc, any associate or affiliate of an insider of Canmarc, any associate or affiliate of Canmarc, or any person or company acting jointly or in concert with Canmarc, other than those that will accrue to Unitholders generally. Certain securities of Canmarc that are convertible into or exchangeable or exercisable for Canmarc Units that are not currently convertible into or exchangeable or exercisable for Canmarc Units may become convertible into or exchangeable or exercisable for Canmarc Units upon the completion of the Offer and certain officers or employees of Canmarc may be entitled to additional compensation or benefits under employment or management contracts in connection with completion of the Offer.

16.	Regulatory Matters

Except as discussed below, to the knowledge of the Cominar Acquisition Group and Cominar, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of the Cominar Acquisition Group and Cominar for the consummation of the transactions contemplated by the Offer, except for such authorizations, consents, approvals and filings the failure to obtain or make which would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by the Offer. In the event that Cominar becomes aware of other requirements, it will make reasonable commercial efforts to satisfy such requirements at or prior to the Expiry Time, as such time may be extended.

Competition Act

The Offer includes a condition that the Competition Act Approval shall have been obtained at or prior to the Expiry Time. See Section 4 of the Offer, “Conditions of the Offer”. Based upon an examination of publicly available information relating to the business of Canmarc, Cominar does not expect the Offer, the Compulsory Acquisition or the Subsequent Acquisition Transaction, as applicable, to give rise to material competition/antitrust concerns in any jurisdiction. However, Cominar cannot be assured that no such concerns will arise.

Securities Regulatory Matters

The distribution of the Cominar Units under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities Laws. While the resale of Cominar Units issued under the Offer is subject to restrictions under the securities Laws of certain Canadian Provinces and Territories, Unitholders in such Provinces and Territories generally will be able to rely on statutory exemptions from such restrictions.

The Offer is an “insider bid” within the meaning of certain Canadian provincial securities legislation and MI 61-101, as Cominar beneficially owns more than 10% of the Canmarc Units. The applicable securities legislation and regulatory policies require that a formal valuation of the securities that are the subject of the bid be prepared by an independent valuator and filed with the applicable securities regulatory authority and that a summary of the formal valuation be included in the take-over bid circular in respect of the “insider bid” (the “Valuation Requirements”), subject to certain exemptions.

In accordance with section 2.4(1)(a) of MI 61-101, the Offer is exempt from the Valuation Requirements on the basis that neither the Cominar Acquisition Group, Cominar nor any joint actor with any one of them has, or has had within the preceding 12-month period, any board or management representation in respect of Canmarc, or has knowledge of any material information concerning Canmarc or its securities that has not been generally disclosed.

Securities laws require that under a take-over bid, all holders of the same class of securities be offered identical consideration. Cominar Units that would otherwise be issuable to Ineligible Unitholders under the Unit Alternative will be issued and delivered to the Depositary for sale by the Depositary on behalf of the Ineligible Unitholders. As a result of restrictions under United States and other foreign securities laws, Ineligible Unitholders shall not be entitled to receive Cominar Units under the Unit Alternative. Instead, any such Canmarc Units that Ineligible Unitholders would otherwise be entitled to receive pursuant to the Offer will be issued and delivered to the Depositary for sale by the Depositary on behalf of such Ineligible Unitholders. The Depositary will then remit to each Ineligible Unitholder its pro rata portion of the proceeds of such sale (net of all applicable expenses, including applicable commissions, and any applicable withholding taxes). See Section 1 of the Offer, “The Offer”.

The Cominar Acquisition Group intends to apply to the securities regulatory authorities in the jurisdictions of Canada where such relief is required for exemptive relief from such identical consideration requirements in respect of Unitholders resident in any jurisdiction outside of Canada, including the United States, where the issuance of Cominar Units may not be permitted without such Cominar Units being registered or qualified for issuance therein.

The Cominar Acquisition Group does not receive all regulatory approvals, it may elect not to take up and pay for the Canmarc Units deposited under the Offer and to terminate the Offer.

Stock Exchange Listing Requirements

The Cominar Acquisition Group will apply to the TSX to list the Cominar Units that will be issued to Unitholders in connection with the Offer. Listing will be subject to the Cominar fulfilling all of the applicable listing requirements.

U.S. Securities Laws

The Cominar Units offered under the Offer are being offered pursuant to an exemption from the registration requirements to the U.S. Securities Act provided by Rule 802 thereunder. No Cominar Units will be delivered in the United States or to or for the account or for the benefit of a person in the United States who is an Ineligible Unitholder.

Ineligible Unitholder who would otherwise receive Cominar Units in exchange for their Canmarc Units shall have such Cominar Units issued to a selling agent, which shall, as agent for such Unitholders (and without liability except for gross negligence or wilful misconduct), as expeditiously as is commercially reasonable thereafter, sell such Cominar Units on their behalf through the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commission, other expenses and withholding taxes, delivered to such Unitholders. Each Unitholder for whom Cominar Units are sold by the selling agent will receive an amount equal to such Unitholder’s pro rata interest in the net proceeds of sales of all Cominar Units so sold by the selling agent. In effecting the sale of any Cominar Units, the selling agent will, except as provided above, exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price for such Cominar Units. Neither Cominar, nor the Depositary, nor the selling agent will be liable for any loss arising out of any sale of such Cominar Units relating to the manner or timing of such sales, the date or dates of such sales or the prices at which Cominar Units are sold, or otherwise (except for gross negligence or wilful misconduct). The sale price of the Cominar Units sold on behalf of such persons will fluctuate with the market price of the Cominar Units, and no assurance can be given that any particular price will be received upon such sale.

All Ineligible Unitholders must notify their broker, financial advisor, financial institution or other nominee through which their Canmarc Units are held of their status as an Ineligible Unitholder. Failure by an Ineligible Unitholder to inform such Unitholder’s broker, financial advisor, financial institution or other nominee through which such Unitholder’s Units are held of such Unitholder’s status as an Ineligible Unitholder prior to the Expiry Time will be deemed to be a certification that such Unitholder is not a resident or a U.S. state who is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such Unitholder is a resident. Any Unitholder in the United States who deposits Canmarc Units using a Letter of Transmittal that does not indicate whether such Unitholder is an Ineligible Unitholder will be deemed to have certified that such Unitholder is not an Ineligible Unitholder.

Cominar Units issued to Unitholders under the Offer will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that Canmarc Units deposited by such Unitholders under the Offer are “restricted securities”. Accordingly, if a Unitholder deposits Units under the Offer that bear a U.S. Securities Act restrictive legend, any Cominar Units issued to such Unitholder in exchange for such Canmarc Units shall also bear a U.S. Securities Act restrictive legend. In addition, Cominar Units acquired by affiliates of Cominar may be resold only outside the United States pursuant to Regulation S under the U.S. Securities Act, pursuant to a subsequent registration statement under the U.S. Securities Act or in accordance with the requirements of Rule 144. In general, an affiliate for this purpose is an officer or trustee of Cominar or, if the Offer is completed, a Unitholder who beneficially owns more than 10% of the outstanding Cominar Units.

17.	Previous Distributions and Purchases of Canmarc Units

Based solely on publicly available information, the Cominar Acquisition Group believes that during the five years preceding the Offer, Canmarc has not purchased or sold any securities of its own issue (excluding securities purchased or sold pursuant to the exercise of Convertible Securities, the Canmarc DRIP and the Canmarc LTIP), except for the following distributions:

Date	Securities Issued	Price Per Canmarc Unit ($)	Aggregate Gross Proceeds to Canmarc ($)
March 30, 2010	1 Canmarc Unit	100.00	100.00
May 25, 2010	16,000,000 Canmarc Units	10.00	160,000,000.00
May 25, 2010	15,291,206 Canmarc Units	10.00	152,912,060.00
June 29, 2010	651,650 Canmarc Units	10.00	6,516,500.00
October 27, 2010	7,772,100 Canmarc Units	11.00	85,493,100.00
March 15, 2011	8,597,500 Canmarc Units	11.40	98,011,500.00
September 13, 2011	3,325,000 Canmarc Units	11.50	38,237,500.00

18.	Effect of the Offer on the Market for and Listing of Canmarc Units and Status as a Reporting Issuer

The purchase of Canmarc Units by the Cominar Acquisition Group under the Offer will reduce the number of Canmarc Units that might otherwise trade publicly and will reduce the number of Unitholders and, depending on the number of Canmarc Units acquired by the Cominar Acquisition Group, could materially adversely affect the liquidity and market value of any remaining Canmarc Units held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Canmarc Units from the TSX. Among such criteria are the number of Unitholders, the number of Canmarc Units publicly held and the aggregate market value of the Canmarc Units publicly held. Depending on the number of Canmarc Units purchased by the Cominar Acquisition Group under the Offer or otherwise, it is possible that the Canmarc Units would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Canmarc Units could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Canmarc Units. If permitted by applicable Laws, the Cominar Acquisition Group intends to cause Canmarc to apply to delist the Canmarc Units from the TSX as soon as practicable after completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction. If the Canmarc Units are delisted from the TSX, the extent of the public market for the Canmarc Units and the availability of price or other quotations would depend upon the number of Unitholders, the number of Canmarc Units publicly held and the aggregate market value of the Canmarc Units publicly held at such time, the interest in maintaining a market in Canmarc Units on the part of securities firms, whether Canmarc remains subject to public reporting requirements in Canada and other factors.

After the purchase of the Canmarc Units under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Canmarc may cease to be subject to the public reporting and proxy solicitation requirements of the securities laws of certain provinces of Canada. Furthermore, it may be possible for Canmarc to request the elimination of the public reporting requirements of any province where a small number of Unitholders may reside. If permitted by applicable Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Cominar Acquisition Group intends to cause Canmarc to cease to be a reporting issuer under the securities laws of each province of Canada where it is currently a reporting issuer.

The Canmarc Units are not currently registered under the U.S. Exchange Act or listed or quoted on a stock exchange in the United States. Accordingly, Canmarc does not file periodic reports under the U.S. Exchange Act with the SEC.

19.	Certain Information Concerning the Cominar Units

Authorized and Outstanding Capital

The ownership interests in Cominar constitute a single class of Cominar Units. Cominar Units represent a Unitholder’s proportionate undivided ownership interest in Cominar. The aggregate number of Cominar Units which Cominar may issue is unlimited. As at December 1, 2011, there were 70,228,174 Cominar Units outstanding. No Cominar Unit has any preference or priority over another. No Cominar unitholder has or is deemed to have any right of ownership in any of the assets of Cominar. Each Cominar Unit confers the right to one vote at any meeting of unitholders and to participate equally and rateably in any distributions by Cominar and, in the event of any required distribution of all of the property of Cominar, in the net assets of Cominar remaining after satisfaction of all liabilities.

Distribution Policy

During the two years preceding the Offer, Cominar maintained monthly distributions of $0.12 per Cominar Unit.

Cominar has a practice of distributing monthly, such percentage of the Distributable Income for the preceding calendar month and, in the case of distributions made on December 31, for the calendar month then ended, as the trustees of Cominar may so determine in their discretion. Cominar may also distribute to its unitholders on December 31 of each year (i) the net realized capital gains of Cominar and the net recapture income of Cominar for the year then ended and (ii) any excess of the income of Cominar for purposes of the Tax Act for the year then ended over distributions otherwise made for that year, as the trustees of Cominar may so determine. Distributions, if any, shall be made in cash or Cominar Units, as the case may be, pursuant to the distribution reinvestment plan, the unit option plan and any other Cominar Unit purchase plans adopted by the trustees of Cominar. Distributions, if any, shall be made proportionately to persons who are unitholders of Cominar on the record date for such distribution. Distributions, if any, shall be made to unitholders of Cominar of record on a date to be determined by the trustees of Cominar in accordance with the contract of trust of Cominar.

Price Range and Trading Volume of the Cominar Units

The Cominar Units are traded on the TSX under the trading symbol “CUF.UN”. On November 25, 2011, the last trading day prior to the announcement of the Offer, the closing price of the Cominar Units was $21.69 on the TSX. The following table sets forth, for the periods indicated, the reported high and low daily closing prices and the aggregate volume of trading of the Cominar Units on the TSX:

	Trading of Cominar Units on the TSX
	High ($)	Low ($)	Volume (#)
2010
December	21.82	20.51	2,656,511

2011
January	21.80	21.35	3,207,431
February	22.07	21.32	2,117,638
March	22.70	21.38	2,546,464
April	22.98	22.03	1,603,508
May	22.82	22.22	1,383,465
June	22.45	21.81	1,396,277
July	22.99	21.95	1,359,316
August	22.70	20.32	1,906,121
September	22.19	21.35	2,631,203
October	22.57	20.62	1,712,751
November	22.63	21.69	2,992,619
December 1	22.23	22.23	134,849

Price Range and Trading Volume of the Cominar Debentures

Debentures of Cominar are traded on the TSX under the trading symbols “CUF.DB”, “CUF.DB.B”, “CUF.DB.C”, “CUF.DB.D” and “CUF.DB.E”. The following tables set forth the market price range and trading volumes of these debentures on the TSX for each month of last 12-month period prior to the date of this Offer.

CUF.DB

	Trading of Cominar Debentures on the TSX
	High ($)	Low ($)	Volume (#)
2010
December	127.00	118.42	182

2011
January	125.10	118.82	242
February	126.50	122.71	210
March	129.70	122.10	144
April	130.37	128.00	74
May	131.39	127.00	393
June	127.30	124.75	239
July	137.20	125.97	471
August	—	—	—
September	126.93	123.42	23
October	123.25	118.31	185
November	128.59	124.65	202
December 1	—	—	—

CUF.DB.B

	Trading of Cominar Debentures on the TSX
	High ($)	Low ($)	Volume (#)
2010
December	103.55	100.50	438

2011
January	104.00	101.50	127
February	103.00	102.00	119
March	103.50	102.55	230
April	104.00	103.00	92
May	104.50	103.00	328
June	104.25	100.00	315
July	103.95	101.50	301
August	103.95	101.50	205
September	102.52	101.25	59
October	102.50	100.50	195
November	103.00	101.42	174
December 1	103.00	102.01	77

CUF.DB.C

	Trading of Cominar Debentures on the TSX
	High ($)	Low ($)	Volume (#)
2010
December	105.50	100.50	588

2011
January	104.50	102.25	378
February	104.50	102.25	402
March	104.50	102.06	342
April	105.00	102.76	516
May	104.75	102.50	709
June	104.95	102.50	406
July	104.00	102.75	307
August	103.50	101.25	5222
September	103.00	101.25	936
October	103.00	98.00	2,491
November	103.00	102.00	1,324
December 1	103.00	103.00	33

CUF.DB.D

	Trading of Cominar Debentures on the TSX
	High ($)	Low ($)	Volume (#)
2010
December	109.01	106.00	1,065

2011
January	109.16	107.02	3,604
February	111.48	108.40	5,934
March	113.00	108.11	4,625
April	113.90	111.00	2,765
May	113.50	110.73	3,450
June	113.25	110.00	1,297
July	113.90	110.17	1,994
August	113.75	105.00	3,142
September	111.00	106.75	2,576
October	111.65	103.00	663
November	112.00	107.87	1,539
December 1	112.00	109.86	64

CUF.DB.E

	Trading of Cominar Debentures on the TSX
	High ($)	Low ($)	Volume (#)
2010
December	102.00	100.00	599

2011
January	103.50	100.75	364
February	104.50	103.00	316
March	104.00	102.50	640
April	104.25	103.00	467
May	103.80	102.80	392
June	104.00	101.00	474
July	103.75	102.50	419
August	104.00	101.20	464
September	103.50	100.00	811
October	103.00	99.50	774
November	103.56	101.50	569
December 1	102.52	102.50	37

Material Changes in Capitalization of Cominar

There have not been any material changes in the capitalization or indebtedness of Cominar since the completion of its offering pursuant to Cominar’s final short form prospectus dated October 12, 2011. Unitholders should refer to Appendix I to the Offer and Circular for unaudited pro forma consolidated financial statements for Cominar for the year ended December 31, 2011 and for the three and nine months ended September 30, 2011, which give effect to the acquisition of Canmarc by Cominar, and Section 9 of the Circular, “Source of Funds”, for a description of potential arrangements into which Cominar may enter in order to fund its payment obligations under the Offer.

Distributions of Cominar Units

The following table sets forth the date, number and prices at which Cominar has issued Cominar Units in the 12 months preceding the Offer:

Date	Issuance Type	Total Cominar Units Issued	Price per Cominar Unit
November 2010	Exercise of Options	50,700	$14.02
	Cominar DRIP	44,648	$21.42
	Conversion of Debentures	52,929	$17.40
December 2010	Exercise of Options	20,450	$16.78
	Cominar DRIP	72,644	$21.33
	Conversion of Debentures	13,620	$17.40
January 2011	Exercise of Options	65,100	$16.49
	Conversion of Debentures	15,800	$17.47
February 2011	Exercise of Options	144,300	$17.25
	Cominar DRIP	47,899	$21.53
	Conversion of Debentures	1,379	$17.40
March 2011	Exercise of Options	231,500	$17.42
	Cominar DRIP	64,093	$21.85
	Conversion of Debentures	14,942	$17.40
April 2011	Exercise of Options	136,000	$17.60
	Cominar DRIP	64,453	$22.35
	Conversion of Debentures	3,677	$17.40
May 2011	Exercise of Options	12,500	$17.86
	Cominar DRIP	54,616	$22.49
	Conversion of Debentures	27,123	$17.40
June 2011	Exercise of Options	12,050	$18.40
	Cominar DRIP	54,102	$22.37
	Conversion of Debentures	18,160	$17.40
July 2011	Exercise of Options	142,800	$18.58
	Cominar DRIP	55,968	$22.21
	Conversion of Debentures	30,631	$17.40
August 2011	Exercise of Options	10,900	$18.46
	Cominar DRIP	85,437	$21.99
September 2011	Exercise of Options	35,400	$17.78
	Cominar DRIP	87,162	$21.76
	Conversion of Debentures	1,781	$17.40
October 2011	Exercise of Options	5,000	$15.14
	Cominar DRIP	85,871	$21.45
	Conversion of Debentures	515,597	$20.44
	Public Offering	5,207,000	$21.50
November 2011	Exercise of Options	21,600	$18.25
	Cominar DRIP	92,756	$22.01
	Conversion of Debentures	193,778	$20.41
December 1, 2011	Exercise of Options	—	—
	Cominar DRIP	—	—
	Conversion of Debentures	—	—

On December 21, 2010, Cominar granted 1,334,400 options to purchase Cominar Units pursuant to its unit option plan at an exercise price of $20.93. No other options to purchase Cominar Units were granted by Cominar in the 12 months preceding the Offer.

Other than the issuances of Cominar Units, debentures and options to acquire Cominar Units set out in the tables above, Cominar has not issued any Cominar Units or securities convertible into Cominar Units within the 12 months preceding the date of the Offer.

20.	Risk Factors

As Unitholders may acquire the Cominar Units in consideration or partial consideration for all or a portion of the Canmarc Units that they deposit under the Offer, Unitholders should carefully consider the risks and uncertainties associated with Cominar and the Cominar Units set out in this Section 20 and those described in the documents that Cominar has filed with Canadian securities regulatory authorities incorporated by reference herein, including its management’s discussion and analysis for the year ended December 31, 2010 and the three and nine months ended September 30, 2011. In addition, there are certain risks and uncertainties associated with the Offer and the combination of Cominar and Canmarc, including those set out in this Section 20. Additional risks and uncertainties relating solely to Canmarc are described in the documents filed by Canmarc with the Canadian securities regulatory authorities and available on SEDAR. The Cominar Acquisition Group expects that these risk and uncertainties will also be applicable to the combined business. These risks and uncertainties may not be the only risks and uncertainties faced by the Cominar Acquisition Group or the combined entity. Other risks and uncertainties not presently known by the Cominar Acquisition Group or that the Cominar Acquisition Group currently believes are not material could also materially and adversely affect the Cominar Acquisition Group’s or the combined entity’s business, results of operations and/or financial condition.

Risks Relating to the Offer

The market value of the Cominar Units received by Unitholders under the Offer may vary significantly from the date on which the exchange ratio was fixed

Depositing Unitholders that elect the Unit Alternative will receive a number of the Cominar Units under the Offer based on a fixed exchange ratio, rather than the Cominar Units with a specific market value. The number of the Cominar Units to be issued in exchange for each Canmarc Unit will not be adjusted to reflect any changes in the market value of the Cominar Units. Consequently, the market value of the Cominar Units issued to Unitholders in connection with the take-up of their Canmarc Units under the Offer may vary significantly from the market value for those the Cominar Units on the date of the Offer or on the date on which such Unitholders deposited their Canmarc Units under the Offer. If the market price of the Cominar Units declines, the value of the consideration received by Unitholders that elect the Unit Alternative will decline as well. Conversely, if the market price of the Cominar Units increases, Unitholders that elect the Cash Alternative may, to the extent they receive cash for their deposited Canmarc Units, receive consideration with a lower market value than if they had elected the Unit Alternative. Variations in the market price of the Cominar Units may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of the Cominar Acquisition Group (either alone or combined with Canmarc), including factors that may affect the business, operations or prospects of the Cominar Acquisition Group or the combined entity over which the Cominar Acquisition Group has no control, as well as general market volatility.

The value of the cash portion of the Offer will fluctuate for Non-Canadian Unitholders

All cash payable under the Offer, including the cash consideration under the Cash Alternative and the cash consideration under the Unit Alternative, will be denominated in Canadian dollars. Currency exchange rates may fluctuate and the prevailing exchange rate on the settlement date may be significantly different from the exchange rate on the date of the Offer or the date on which Non-Canadian Unitholders deposited their Canmarc Units under the Offer. These changes may significantly affect the value of the cash consideration received for Canmarc Units deposited by Non-Canadian Unitholders.

The actual unit consideration received by Unitholders will depend on proration

The Cominar Acquisition Group is offering to purchase Canmarc Units on the basis of, at the election of the Unitholder, $15.30 in cash for each Canmarc Unit or 0.7054 of a Cominar Unit for each Canmarc Unit. However, the maximum number of the Cominar Units issuable by the Cominar Acquisition Group are capped and will be prorated based on elections made by Unitholders. See Section 1 of the Offer, “The Offer”. Consequently, a depositing Unitholder that elects the Unit Alternative in respect of all of its Canmarc Units, may receive a portion of the consideration for its deposited Canmarc Units in cash.

After completion of the Offer, Canmarc would become a majority-owned subsidiary of Cominar and Cominar’s interests could differ from that of other Unitholders

If the Offer is successful, the Cominar Acquisition Group will have the authority to determine the trustees of Canmarc and its affiliates and, as a result, appoint new management for Canmarc and its subsidiaries. Cominar will also have the authority to approve certain actions requiring the approval of Unitholders, including adopting certain amendments to the declaration of trust of Canmarc and approving mergers of Canmarc’s subsidiaries or sales of Canmarc’s assets. The Cominar Acquisition Group currently intends, if it takes up and pays for the Canmarc Units validly deposited under the Offer, to acquire all of the outstanding Canmarc Units not deposited under the Offer by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. If the Cominar Acquisition Group is unable to, or chooses not to, complete (or if there is a delay in completing) a Compulsory Acquisition or Subsequent Acquisition Transaction, the Cominar Acquisition Group will nonetheless own sufficient Canmarc Units to control Canmarc. The Cominar Acquisition Group’s interests with respect to Canmarc may differ from the interests of Unitholders that did not deposit their Canmarc Units under the Offer.

Certain actions contemplated in connection with the Offer may trigger events of default under certain mortgage loans and under one or more of Canmarc’s other material contracts

The take-up of a majority of the Canmarc Units under the Offer and certain other actions contemplated in connection with the Offer will constitute an event of default under the Mortgage Loans of Canmarc. If an event of default were to occur under such debt instruments, the associated debt could be accelerated. If the Cominar Acquisition Group successfully completes a Compulsory Acquisition or Subsequent Acquisition Transaction, it currently intends to assume such loans or repay or refinance such indebtedness. However, the Cominar Acquisition Group may be unable, or may elect not, to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, in which case Canmarc may need to repay or refinance its accelerated debt. In addition, Canmarc or its affiliates may be party to other agreements that contain provisions that may be triggered upon the actions contemplated in connection with the Offer. The operation of any such provision, if triggered and not waived by the counterparty, could result in material unanticipated expenses or other materially adverse consequences to Canmarc or the combined entity. The debt instruments and other material agreements of Canmarc or its affiliates are not publicly available. As a result, Cominar cannot determine whether any provisions in these agreements might be triggered by the Offer and related actions.

The market and listing for the Canmarc Units will be affected by the completion of the Offer

The purchase of any Canmarc Units by the Cominar Acquisition Group under the Offer will reduce the number of Canmarc Units that might otherwise trade publicly, as well as the number of Unitholders. Depending on the number of Unitholders and the number of Canmarc Units outstanding following completion of the Offer, the successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Canmarc Units held by the public.

The rules of the TSX establish certain criteria that, if not met, could lead to the delisting of the Canmarc Units from the TSX. Among such criteria are the number of securityholders, the number of securities publicly held and the market value and trading volume of the securities that are publicly held. Depending on the number of Canmarc Units outstanding following the Offer, it is possible that the Canmarc Units would fail to meet the criteria for continued listing on the TSX. If this were to occur, the Canmarc Units could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Canmarc Units. Even if the Canmarc Units would not be delisted by virtue of failing to meet the criteria for continued listing on the TSX, the Cominar Acquisition Group intends, to the extent permitted by applicable Laws, to cause Canmarc to apply to voluntarily delist the Canmarc Units from the TSX as soon as practicable after the completion of the Offer and, if applicable, any Compulsory Acquisition or Subsequent Acquisition Transaction.

Additionally, after completion of the Offer, Canmarc may be permitted to eliminate certain public reporting requirements under applicable securities legislation in each jurisdiction of Canada. To the extent permitted by applicable Laws, after the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Cominar Acquisition Group intends to cause Canmarc to cease to be reporting issuers under the securities laws of each jurisdiction of Canada where they are currently reporting issuers.

Certain head leases between Canmarc and Homburg Invest Inc. could be disclaimed or resiliated in the context of the latter’s proceedings under the Companies’ Creditors Arrangement Act

In connection with its initial public offering in 2010, Canmarc entered into head leases with Homburg Invest Inc. as head tenant in order to provide Canmarc with stable and predictable income with respect to limited portions of leasable space. The head leases are described in the documents publicly filed by Canmarc. Also in connection with its initial public offering in 2010, Homburg Realty Fund (199) Limited Partnership, a subsidiary of Homburg Invest Inc., agreed to certain indemnification and other obligations towards a subsidiary of Canmarc, including with respect to remediation and/or monitoring costs in the event environmental issues are discovered, in certain situations.

In the event that the head leases were no longer in place, there could be an adverse effect on the net operating income of Canmarc and of Cominar after giving effect to the Offer. While there is no assurance that this will be the case, there exists a risk that the head leases could be disclaimed or resiliated by Homburg Invest Inc. in the context of its proceedings under the Companies’ Creditors Arrangement Act. The head leases and the obligations described above are secured by pledges on an aggregate of 1,180,000 Canmarc Units. While it is a condition to the Offer that such pledges remain in effect, in the event that they were challenged or set aside in the context of Homburg Invest Inc.’s proceedings under the Companies’ Creditors Arrangement Act following the take-up and payment for Canmarc Units under the Offer, there could be an adverse effect on the net operating income of Canmarc and of the combined entity following completion of the Offer.

Risks Relating to Cominar

Cominar is relying, without verification, on the information regarding Canmarc included in, or which may have been omitted from, the Offer and Circular

All information regarding Canmarc contained in the Offer and Circular, including all financial information of Canmarc and all pro forma financial information derived from Canmarc’s financial information, has been based solely upon Canmarc’s public disclosure on file with Canadian securities regulatory authorities. Although Cominar does not have any knowledge that would indicate that Canmarc’s public disclosure is inaccurate or incomplete, any inaccuracy or material omission in Canmarc’s public disclosure, including the information about or relating to Canmarc contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating Canmarc’s operations with those of Cominar or adversely affect the operational plans or prospects of the combined entity and its results of operations and financial condition.

The combination of Cominar and Canmarc may not realize the anticipated benefits, in the expected time-frames or at all, due to unanticipated challenges or delays with integrating the two companies

The Cominar Acquisition Group has made the Offer with the expectation that its successful completion and a subsequent combination of the Cominar Acquisition Group and Canmarc will result in greater long-term potential and value creation than the individual companies could achieve on their own. This expectation is based, in part, on a presumed increase in the financial strength and access to capital of the combined entity and certain presumed synergies from consolidation, including the elimination of overlapping service facilities, certain public company costs of Canmarc and duplicative head office and general administrative expenses. These anticipated benefits and synergies will depend in part on whether the operations, systems, management and cultures of Canmarc and the Cominar Acquisition Group can be integrated in an efficient and effective manner, the timing and manner of completion of a Compulsory Acquisition or Subsequent Acquisition Transaction and whether the presumed bases or sources of synergies produce the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined entity have not yet been made and may not have been fully identified. These decisions and the integration of the two companies will present significant challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities and expenses, significant one-time write-offs or restructuring charges and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by the combined entity, or that the integration of the two companies’ operations, systems, management, personnel and cultures will be timely or effectively accomplished, or ultimately will be successful in achieving the anticipated benefits. The integration process may lead to greater than expected operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, client or suppliers) for the Cominar Acquisition Group or Canmarc or the combined business that may affect the ability of the combined business to realize the anticipated benefits and synergies of the combination or may materially and adversely affect the Cominar Acquisition Group’s, Canmarc’s or the combined entity’s business, results of operations and/or financial condition.

Cominar’s pro forma indebtedness following completion of the Offer will be higher than Cominar’s existing indebtedness

Cominar’s indebtedness as at September 30, 2011 was approximately $1,418.7 million. Cominar’s pro forma indebtedness as at September 30, 2011, after giving effect to the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction and the Cominar Acquisition Group’s proposed financing arrangements described in Section 9 of the Circular, “Source of Funds” would be approximately $2,897.5 million (assuming that no Cominar Units are issued under the Offer and that the purchase price under the Offer would be paid entirely in cash.). For further details, see the unaudited pro forma consolidated financial statements for Cominar in Appendix I to the Offer and Circular. As a result of this expected increase in indebtedness, demands on Cominar’s cash resources will increase after the successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. Although Cominar intends to access to the public markets to repay the financing arrangements put in place in connection with the Offer, there can be no assurance that it will be able to do so in a timely manner or on favourable terms and its ability to do so will depend on market conditions and other factors. In the event that Cominar is unable to repay amounts under its financing facilities within the fixed period stated therein, it would incur additional fees under such facilities.

Certain actions contemplated in connection with the Offer may trigger events of default under certain mortgage loans and under one or more of Cominar’s other material contracts

The take-up of a majority of the Canmarc Units under the Offer and certain other actions contemplated in connection with the Offer may constitute an event of default under the Mortgage Loans of Cominar. In addition, Cominar or its affiliates may be party to other agreements that contain provisions that may be triggered upon the actions contemplated in connection with the Offer. The operation of any such provision, if triggered and not waived by the counterparty, could result in material unanticipated expenses or other materially adverse consequences to Cominar or the combined entity.

Status For Tax Purposes

Cominar currently qualifies as a mutual fund trust for income tax purposes. While the amount of distributions remains at the discretion of its trustees, Cominar intends to annually distribute all of its taxable income to Unitholders and thus is generally not subject to tax on such amount. In order to maintain its current mutual fund status, Cominar is required to comply with specific restrictions regarding its activities and the investments held by it. If Cominar were to cease to qualify as a mutual fund trust, the consequences could be material and adverse.

There can be no assurance that the laws and regulations and the administrative and assessing practices of the CRA respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the Unitholders. If Cominar ceases to qualify as a mutual fund trust under the Tax Act, the income tax considerations described in this Circular would be materially and adversely different in certain aspects.

Although Cominar is of the view that all expenses to be claimed by Cominar and any of its subsidiaries in the determination of their respective incomes under the Tax Act will be reasonable and deductible in accordance with the applicable provisions of the Tax Act, there can be no assurance that the Tax Act or the interpretation of the Tax Act will not change, or that CRA will agree with the expenses claimed.

As per the current legislation, a mutual fund trust cannot be established or maintained primarily for the benefit of Non-resident persons. Under draft legislation that was released on September 16, 2004 by the Department of Finance, an income fund will cease to qualify as a mutual fund trust if at any time after 2004 the fair market value of all units held by Non-residents of Canada, or by partnerships which are not “Canadian partnerships” for the purposes of the Tax Act, is more than 50% of the fair market value of all issued and outstanding units issued by the trust where more than 10% (based on fair market value) of the trust’s property is specified types of taxable Canadian property or certain other types of property. For this purpose, a partnership would only qualify as a “Canadian partnership” at a particular time if all its members at that time are resident of Canada. There is no provision in the draft legislation which would allow for rectification of the loss of mutual fund trust status. On December 6, 2004, a Notice of Ways and Means of Motion, including other changes affecting mutual fund trusts, was tabled which did not include the proposed changes referred to above. In a concurrent release, the Department of Finance announced that implementation of the proposed changes would be suspended so as to allow further consultation with interested parties. The December 6, 2004 Notice of Ways and Means Motion to implement the tax proposals contained in the 2004 Federal Budget did not contain this proposal and the Department of Finance indicated in a concurrent release that further discussions would be pursued with the private sector in this regard.

As of the date of this Circular, based on its assessment of the SIFT Rules, management of Cominar believes that Cominar meets, and has met at all times during the current taxation year, all the necessary conditions and qualifies for the Real Estate Investment Trust Exception (the “Real Estate Investment Trust Exception”). The SIFT Rules have only recently been enacted and there is an absence of specific interpretation from the tax authorities or courts on how these rules should be interpreted. Should management’s interpretation of these rules not coincide with the interpretation of the tax authorities or the courts, Cominar would not meet the Real Estate Investment Trust Exception and, as a result, the new SIFT Rules would be applicable to Cominar. Management intends to take all the necessary steps to continue to meet these conditions on a regular basis in the future. Were the Real Estate Investment Trust Exception not applicable to Cominar at any time in a year (including the current taxation year), the SIFT Rules (under which amounts deductible will no longer be deductible in computing the income of Cominar and additional taxes will be payable by Cominar) will, commencing in such year, impact materially the level of cash distributions which would otherwise be made by Cominar.

21.	Eligibility For Investment

In the opinion of Davies, provided that at the date of closing Cominar qualifies under the Tax Act as a “mutual fund trust” or the Cominar Units are listed on a designated stock exchange (which currently includes the TSX), then on that date the Cominar Units will be qualified investments for Deferred Income Plans.

Notwithstanding that Cominar Units may be qualified investments for a trust governed by a TFSA, the holder of a TFSA will be subject to a penalty tax on the Cominar Units if such Cominar Units are a “prohibited investment” for the TFSA, and other tax consequences may result if the Cominar Units are “prohibited investments” for the TFSA. Cominar Units will generally be a “prohibited investment” if the holder of a TFSA does not deal at arm’s length with Cominar for purposes of the Tax Act or the holder of the TFSA has a “significant interest” (within the meaning of the Tax Act) in Cominar or in a corporation, partnership or trust with which Cominar does not deal at arm’s length for purposes of the Tax Act. Draft legislation released for comment by the Department of Finance on August 16, 2011, contains rules which would extend the application of the prohibited investment rules to RRSPs, RRIFs and their annuitants. Unitholders are advised to consult their own tax advisors in this respect.

22.	Certain Canadian Federal Income Tax Considerations

In the opinion of Davies, counsel to the Cominar Acquisition Group, the following summary fairly describes the principal Canadian federal income tax considerations generally applicable to a Unitholder who disposes of Canmarc Units pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction, or to a holder of Cominar Units, and who, for the purposes of the Tax Act, and at all relevant times, holds such Canmarc Units as capital property, did not acquire the Canmarc Units pursuant to a stock option plan, and both deals at arm’s length, and is not affiliated, with Canmarc, the Cominar Acquisition Group and Cominar. Canmarc Units will generally be considered to be capital property to a Unitholder unless the Unitholder holds such Canmarc Units in the course of carrying on a business or the Unitholder has acquired such Canmarc Units in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Canadian resident Unitholders whose Canmarc Units might not otherwise qualify as capital property may be entitled to have them treated as capital property by making an irrevocable election under subsection 39(4) of the Tax Act.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) and counsel’s understanding, based on publicly available materials published in writing prior to the date hereof, of the current administrative practices of the Canada Revenue Agency. This summary also takes into account the Tax Proposals, and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all. Except for the Tax Proposals, this summary does not take into account or anticipate any changes in law or administrative practice, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is based on the assumption that if the URP Rights are acquired by the Cominar Acquisition Group, there is no value to the URP Rights and no amount of consideration to be paid by the Cominar Acquisition Group will be allocated to the URP Rights.

This summary is not applicable to a Unitholder that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market” rules, to a Unitholder that is a “specified financial institution” as defined in the Tax Act, to a Unitholder who has made an election under the functional currency under the Tax Act or to a Unitholder an interest in which is, or for whom a Canmarc Unit would be, a “tax shelter investment” as defined in the Tax Act. Such Unitholders should consult their own tax advisors.

This summary is based upon the facts set out in this Circular, including management of Cominar’s belief, based on its assessment of the SIFT Rules, that Cominar meets all the necessary conditions and qualifies for the Real Estate Investment Trust Exception, and information provided by Cominar (including an officers’ certificate from the management of Cominar) and takes into account the Tax Proposals, the current provisions of the Tax Act and the regulations thereunder, and counsel’s understanding, based on publicly available published materials, of the current administrative and assessing practices of the CRA, all in effect as of the date of this Circular. This summary assumes that the Tax Proposals will be enacted as proposed, but no assurances can be given that this will be the case. There can be no assurances that the CRA will not change its administrative and assessing practices. With respect to opinions and views based on representations and statements as to matter of fact, counsel has assumed the accuracy of such representations and statements in giving such opinions and views. This summary is also based on the assumption that Cominar will at all times comply with its contract of trust.

This summary assumes that Cominar does and will continue to qualify as a “mutual fund trust” under the Tax Act while the Cominar Units remain outstanding. This assumption is based upon a certificate of Cominar as to certain factual matters. If Cominar does not qualify as a mutual fund trust, the income tax considerations described below would in some respects be materially different.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Unitholder. This summary is not exhaustive of all Canadian federal income tax considerations. Consequently, Unitholders should to consult their own tax advisors for advice concerning the income tax consequences to them of disposing of their Canmarc Units under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction, or the holding of Cominar Units, and any other consequences to them of such transactions under Canadian federal, provincial, territorial or local tax laws and under foreign tax laws, having regard to their own particular circumstances. Non-residents should consult their own tax advisors regarding their tax consequences. Distributions on Cominar Units or amounts paid in respect thereof will be paid net of any applicable withholding tax.

Foreign Exchange

Amounts relevant to the computation of income or gains for purposes of the Tax Act must be determined in Canadian dollars based on the exchange rate quoted by the Bank of Canada on noon of the day the amount first arose (or such other rate as is acceptable to the Canada Revenue Agency).

Unitholders Resident in Canada

The following portion of this summary is generally applicable to a Unitholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty is, or is deemed to be, resident in Canada (a “Resident Holder”).

Sale Pursuant to the Offer

A Resident Holder who disposes of Canmarc Units to the Cominar Acquisition Group under the Offer will realize a capital gain (or capital loss) equal to the amount by which the amount received for the Canmarc Units (which would be the cash received plus the fair market value of any Cominar Units received), less any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Canmarc Units to the Resident Holder.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of any capital gain (a “taxable capital gain”) realized by it in that year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years, to the extent and in the circumstances specified in the Tax Act.

Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Where a Resident Holder that is a corporation or trust (other than a mutual fund trust) disposes of a Canmarc Unit, the Unitholder’s capital loss from the disposition will generally be reduced by the amount of any distributions received by Canmarc previously designated by Canmarc to the Unitholder, except to the extent that a loss on a previous disposition of a Canmarc Unit has been reduced by those distributions. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Canmarc Units.

Compulsory Acquisition

As described in Section 13 of the Circular, “Acquisition of Canmarc Units Not Deposited – Compulsory Acquisition”, the Cominar Acquisition Group may, in certain circumstances, acquire Canmarc Units pursuant to a Compulsory Acquisition. A Resident Holder disposing of Canmarc Units pursuant to a Compulsory Acquisition will realize a capital gain (or capital loss) generally calculated in the same manner and with the tax consequences as described above under “Unitholders Resident in Canada – Sale Pursuant to the Offer”.

A Resident Holder who obtains an order of a court of competent jurisdiction in respect of a Compulsory Acquisition and receives a cash payment from the Cominar Acquisition Group for its Canmarc Units will be considered to have disposed of the Canmarc Units for proceeds of disposition equal to the amount received (not including the amount of any interest awarded by the court). As a result, a Resident Holder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under “Unitholders Resident in Canada – Sale Pursuant to the Offer”. Any interest awarded to a dissenting Resident Holder by the court must be included in computing such Resident Holder’s income for purposes of the Tax Act.

Subsequent Acquisition Transaction

As described in “Acquisition of Canmarc Units Not Deposited – Subsequent Acquisition Transaction”, if the Compulsory Acquisition provisions are not utilized, the Cominar Acquisition Group may propose other means of in respect of the remaining issued and outstanding Canmarc Units including the redemption and/or exchange thereof by way of amendment to the Canmarc declaration of trust. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out, but in general if by redemption of Canmarc Units then the Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Resident Holder’s adjusted cost base of the Canmarc Units, as the case may be, and any reasonable costs associated with the disposition, as described above under “Unitholders Resident in Canada – Compulsory Acquisition”. As well, the Resident Holder would be required to include in income such portion of Canmarc’s income for the year in which the redemption takes place as is allocated and paid by Canmarc to the Resident Holder in connection with the redemption of Canmarc Units (or units of Canmarc which have been received in exchange for Canmarc Units). For this purpose, the income of Canmarc includes such portion of the net taxable capital gains of Canmarc as is designated in accordance with the provisions of the Tax Act. Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Canmarc Units acquired pursuant to a Subsequent Acquisition Transaction.

Unitholders Not Resident in Canada

The following portion of this summary is generally applicable to a Unitholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Canmarc Units in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-resident that is an insurer for which Canmarc Units are “designated insurance property” under the Tax Act, or an “authorized foreign bank” under the Tax Act, or an “authorized foreign bank” under the Tax Act.

Disposition of Canmarc Units Pursuant to the Offer or a Compulsory Acquisition

A Non-Resident Holder who disposes of Canmarc Units under the Offer a Compulsory Acquisition will realize a capital gain or a capital loss generally calculated in the manner described above under “Unitholders Resident in Canada – Sale Pursuant to the Offer”. A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Canmarc Units pursuant to the Offer, or a Compulsory Acquisition unless the Canmarc Units constitute “taxable Canadian property” that is not “treaty-protected property” to the Non-Resident Holder at the time of disposition by the Non-Resident Holder.

Generally, a Canmarc Unit will not constitute “taxable Canadian property” to a Non-Resident Holder at a particular time, provided that (i) Canmarc qualifies as a “mutual fund trust” (as defined in the Tax Act), (ii) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, or the Non-Resident Holder together with such persons have not owned 25% or more of the units of any class or series of Canmarc at any time during the 60-month period immediately preceding that time, and (iii) such Canmarc Unit is not otherwise deemed to be taxable Canadian property for purposes of the Tax Act.

A Canmarc Unit will be “treaty-protected property” to a Non-Resident Holder if, under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident, the Non-Resident Holder is exempt from Canadian tax on the gain realized on the disposition of Canmarc Unit.

In the event that Canmarc Units constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences as described above under “Unitholders Resident in Canada – Sale Pursuant to the Offer” will generally apply. A Non-Resident Holder who disposes of “taxable Canadian property” may be required to file a Canadian income tax return for the year in which the disposition occurs. Non-Resident Holders whose Canmarc Units constitute taxable Canadian property should consult with their own tax advisors. If the Canmarc Units are taxable Canadian property at the time of disposition, are not taxable Canadian property solely due to a deeming provision under the Tax Act, and if Canmarc does not qualify as a “mutual fund trust” (as defined in the Tax Act) at that time, then the notification and withholding provisions of section 116 of the Tax Act and any applicable provincial equivalent may apply, in which case the purchaser may be required to deduct or withhold an amount from any payment made to a Non-Resident Holder in respect of the acquisition of Canmarc Units.

Interest awarded by the court and paid or credited to a Non-Resident Holder who obtains an order of the court in respect of a Compulsory Acquisition will generally not be subject to Canadian withholding tax.

Disposition of Canmarc Units Pursuant to a Subsequent Acquisition Transaction

As described in Section 13 of the Circular, “Acquisition of Canmarc Units Not Deposited – Subsequent Acquisition Transaction”, if the compulsory acquisition provisions are not utilized, the Cominar Acquisition Group may propose other means including the redemption and/or exchange thereof by way of amendment to the Canmarc declaration of trust of acquiring the remaining issued and outstanding Canmarc Units. The tax treatment of a

Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those described above. Non-Resident Holders should consult their own tax advisors regarding the tax effects of a Subsequent Acquisition Transaction.

Depending upon the exact manner in which the Subsequent Acquisition Transaction is carried out, a Non-Resident Holder may realize a capital gain (or a capital loss) on the disposition of Canmarc Units pursuant to a Subsequent Acquisition Transaction. Capital gains and capital losses realized by a Non-Resident Holder in connection with a Subsequent Acquisition Transaction will be subject to taxation in the manner described above under “Unitholders Not Resident in Canada – Disposition of Canmarc Units Pursuant to the Offer or a Compulsory Acquisition”.

A Non-Resident Holder whose Canmarc Units (or units of Canmarc which have been received in exchange for Canmarc Units) are redeemed by Canmarc pursuant to the Subsequent Acquisition Transaction will be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty, on that portion of Canmarc’s income (other than taxable capital gains designated by Canmarc in respect of the Non-Resident Holder) for the taxation year as is allocated and paid by Canmarc to the Non-Resident Holder in connection with the redemption of such units. There would be Canadian withholding tax at the rate of 25% on an amount which is allocated and paid by Canmarc to the Non-Resident Holder in connection with the redemption of the Non-Resident Holder’s units if Canmarc has a “TCP Gains Balance” (as defined in the Tax Act) at that time, but only if Canmarc designates more than 5% of the related net taxable capital gains for the year to Canmarc unitholders that are either Non-resident persons or partnerships which are not “Canadian partnerships” (as defined in the Tax Act). TCP Gains Balance generally includes all capital gains (less all capital losses) realized by the trust from the disposition of TCP (including Canadian real property), less amounts deemed to be TCP gains distributions in previous taxation years. This Canadian withholding tax rate may be reduced under the provisions of an applicable tax treaty.

Canadian Non-resident withholding tax of 15% is required under Part XIII.2 of the Tax Act on an amount not otherwise subject to tax which is paid or credited by Canmarc to a Non-Resident Holder or a partnership which is not a “Canadian partnership” (as defined in the Tax Act), if the units held by the Non-Resident Holder or a partnership which is not a “Canadian partnership” are listed on a “designated stock exchange” (which currently includes the TSX) at the time of repurchase.

Canmarc will withhold such taxes as required by the Tax Act and remit such payment to the tax authorities on behalf of the Non-Resident Holder. Non-Resident Holder’s should consult with their own tax advisors with regard to the availability of any applicable foreign tax credit in respect of any Canadian withholding taxes.

Interest paid or credited to a Non-Resident Holder exercising its right to dissent in respect of a Subsequent Acquisition Transaction will generally not be subject to Canadian withholding tax.

Taxation of holders of Cominar Units

Cominar Trust Distributions

Cominar unitholders will generally be required to include in income for a particular taxation year the portion of the net income of Cominar for a taxation year, including net realized taxable capital gains (determined for purposes of the Tax Act), that is paid or payable, or deemed to be paid or payable, to the unitholders of Cominar in the particular taxation year, whether or not those amounts are reinvested in additional Cominar Units pursuant to the DRIP.

The Non-taxable portion of any net realized capital gains of Cominar paid or payable to a Cominar unitholder in a taxation year will not be included in computing such unitholders’ income for the year.

The contract of trust of Cominar generally requires Cominar to claim the maximum amount of capital cost allowance available to it in computing its income for tax purposes. Based on the distribution policy, the amount distributed to Cominar unitholders in a year may exceed the net income of Cominar for tax purposes for that year. Distributions in excess of Cominar’s net income for tax purposes in a year, including the five percent additional bonus distribution of Cominar Units acquired pursuant to the DRIP, will not generally be included in the Cominar unitholder’s income for the year. However, such amount (other than the Non-taxable portion of the net realized capital gains of Cominar for the year, the taxable portion of which was designated by Cominar in respect of such unitholder)

will reduce the adjusted cost base of the Cominar Units held by the Cominar unitholder, and such Cominar unitholder will realize a capital gain in the year to the extent the adjusted cost base of the Cominar Units would otherwise be a negative amount.

Cominar will designate, to the extent permitted by the Tax Act, the portion of the taxable income distributed to Cominar unitholders as may reasonably be considered to consist of net taxable capital gains of Cominar. Any such designated amount will be deemed for tax purposes to be received by such unitholders in the year as a taxable capital gain and will be subject to the general rules relating to the taxation of capital gains described below. Cominar will also designate, to the extent permitted by the Tax Act, the portion of taxable dividends received by Cominar from any taxable Canadian corporation owned by Cominar as may reasonably be considered to be an amount included in the income of Cominar unitholders. Any such designated amount will be deemed for purposes of the Tax Act, other than Non-resident withholding tax purposes, to be received by the Cominar unitholders as a taxable dividend and will be subject to the general rules regarding the taxation of taxable dividends paid by taxable Canadian corporations of trusts. Thus, to the extent that amounts are designated as taxable dividends from any taxable Canadian corporation owned by Cominar, they will be subject, inter alia, to the gross-up and dividend tax credit provisions in respect of unitholders who are individuals, to the refundable tax under Part IV of the Tax Act in respect of Cominar unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals, and to the deduction in computing taxable income in respect of Cominar unitholders that are corporations. A Cominar unitholder which is a Canadian-controlled private corporation (as defined in the Tax Act) may also be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. Unitholders should consult their own tax advisors for advice with respect to the potential application of these provisions.

The cost of Cominar Units acquired by reinvestment of distributions pursuant to the DRIP will be the amount of such reinvestment. There will be no net increase or decrease in the adjusted cost base of all of a Cominar unitholder as a result of the receipt of Bonus Units under the DRIP. However, the receipt of Bonus Units under the DRIP will result in a per Cominar Unit reduction of adjusted cost base to the Cominar unitholder.

For the purposes of determining the adjusted cost base to a Unitholder, when a Unit is acquired, whether as a Unit acquired pursuant to the DRIP or otherwise, the cost of the newly-acquired Unit will be averaged with the adjusted cost base of all of the Cominar Units owned by the Unitholder as capital property immediately before that time.

Certain taxable dividends received by individuals from a corporation resident in Canada will be eligible for an enhanced dividend tax credit to the extent certain conditions are met and designations are made, such as the dividend being sourced out of income that is subject to tax at the general corporate income tax rate. This could apply to distributions made by Cominar that have as their sources eligible taxable dividends received from a corporation resident in Canada, to the extent Cominar makes the appropriate designation to have such eligible taxable dividend deemed received by the Cominar unitholder and provided that the corporate dividend payer makes the required designation to treat such taxable dividend as an eligible dividend.

The above amounts (including eligible dividends) will also generally be taken into account in determining the liability, if any, of a Cominar unitholder that is an individual (or certain trusts) for alternative minimum tax under the Tax Act.

Cominar Trust Distributions to Non-Residents

Where the Cominar pays or credits, or is deemed to pay or credit, an amount to a Cominar unitholder who, for the purposes of the Tax Act, is not a resident of Canada (a “Non-Resident Unitholder”), out of the income of Cominar (other than an amount designated as a taxable capital gain), such amount will be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty.

There is Canadian withholding tax at the rate of 25% where Cominar pays or credits, or is deemed to pay or credit, an amount to a Non-Resident Unitholder if Cominar has a “TCP Gains Balance” at that time, but only if Cominar designates more than 5% of the related net taxable capital gains for the year to Cominar unitholders that are either Non-resident persons or partnerships other than “Canadian partnerships” (as defined in the Tax Act). TCP Gains Balance generally includes all capital gains (less all capital losses) realized by the trust from the disposition of TCP (including Canadian real property), less amounts deemed to be TCP gains distributions in previous taxation years. This Canadian withholding tax rate may be reduced under the provisions of an applicable tax treaty.

Canadian Non-resident withholding tax of 15% is required under Part XIII.2 of the Tax Act on an amount not otherwise subject to tax which is paid or credited by Cominar to a Non-Resident Unitholder or a partnership which is not a “Canadian partnership” (as defined in the Tax Act).

Cominar withholds such taxes as required by the Tax Act and remits such payment to the tax authorities on behalf of the Non-Resident Unitholder. Non-Resident Unitholders should consult with their own tax advisors with regard to the availability of any applicable foreign tax credit in respect of any Canadian withholding taxes.

Dispositions of Cominar Units

On the disposition or deemed disposition of a Cominar Unit, the Cominar unitholder will realize a capital gain (or capital loss) equal to the amount by which the Cominar unitholder’s proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Cominar Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount that is otherwise required to be included in the Cominar unitholder’s income.

One-half of any capital gains realized by a Cominar unitholder and the amount of any net taxable capital gains designated by Cominar in respect of a Cominar unitholder will be included in the Cominar unitholder’s income as a taxable capital gain. One-half of any capital loss realized by a Cominar unitholder may generally be deducted only from taxable capital gains in accordance with the provisions of the Tax Act. Where a Cominar unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a Cominar Unit, the Cominar unitholder’s capital loss from the disposition will generally be reduced by the amount of any dividends received by Cominar previously designated by Cominar to the Cominar unitholder, except to the extent that a loss on a previous disposition of a Cominar Unit has been reduced by those dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Cominar Units.

A Cominar unitholder that is a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which will include an amount in respect of taxable capital gains.

In general terms, net income of Cominar paid or payable to a Cominar unitholder who is an individual or a certain type of trust, that is designated as taxable dividends or as net realized capital gains and capital gains realized on the disposition of Cominar Units may increase the Cominar unitholder’s liability for alternative minimum tax.

Dispositions of Cominar Units by Non-Residents

A capital gain realized by a Non-Resident Unitholder from a disposition or deemed disposition of a Cominar Unit will not be subject to tax under the Tax Act provided that the Cominar Unit does not constitute taxable Canadian property to the particular holder. Cominar Units of a Non-resident will generally not constitute taxable Canadian property under the Tax Act unless either: (i) the Non-Resident Unitholder, persons with whom the Non-Resident Unitholder does not deal at arm’s length (within the meaning of the Tax Act) or any combination thereof owned or has rights or interests in 25% or more of the Cominar Units at any time during the 60-month period immediately preceding the disposition; or (ii) the Non-Resident Unitholder’s Units are otherwise deemed to be taxable Canadian property. A Non-Resident Unitholder will generally compute the adjusted cost base of the Cominar Units under the same rules that apply to residents of Canada.

Status of Cominar

Qualification as a Mutual Fund Trust

Cominar elected to be a “mutual fund trust” from the date it was established, and all comments in “Certain Canadian Federal Income Tax Considerations” assume that Cominar does and will continue to qualify as a “unit trust” and a “mutual fund trust” under the provisions of the Tax Act.

As a “mutual fund trust”, Cominar must remain a “unit trust” and must, among other matters, restrict its undertaking to: (i) the investing of its funds in property (other than real property or an interest in real property); and (ii) the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest in real property) that is capital property of Cominar; or (iii) any combination of the activities described in (i) and (ii). Cominar must also meet certain prescribed conditions, which currently are that Cominar must have at least 150 Cominar unitholders holding not less than one block of Cominar Units (100 Cominar Units, if the fair market value of a Cominar Unit is less than $25) of Cominar which are qualified for distribution to the public and each of such Cominar unitholders must hold Cominar Units which have an aggregate fair market value of not less than $500.

All comments in “Certain Canadian Federal Income Tax Considerations” also assume that Cominar is not established or maintained primarily for the benefit of Non-residents. Counsel is of the view that the foregoing assumptions are reasonable in light of the terms of the contract of trust of Cominar and the restrictions on the ownership of Cominar Units by Non-resident persons which are contained in such contract of trust.

If Cominar were not to qualify as a “mutual fund trust”, the income tax considerations as described herein would, in some respects, be materially and adversely different. In particular, if Cominar ceases to qualify as a mutual fund trust, Cominar may be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by Cominar may have adverse income tax consequences for certain Cominar unitholders.

Application of the SIFT Rules

Effective January 1, 2011, the SIFT Rules apply to trusts, unless (among other exceptions not applicable here) the trusts satisfy the Real Estate Investment Trust Exception.

If Cominar does not meet the Real Estate Investment Trust Exception, Cominar will be subject to the SIFT Rules and as a result the tax status of Cominar and the tax consequences of investing in Cominar Units could be altered. Pursuant to the SIFT Rules, a SIFT cannot deduct any part of the amounts payable to Cominar unitholders in respect of: (i) aggregate net income from businesses it carries on in Canada; (ii) aggregate net income (other than taxable dividends received by the trust) from its “Non-portfolio properties”; and (iii) aggregate net taxable capital gains from its dispositions of Non-portfolio properties. “Non-portfolio properties” are Canadian real, immovable or resource properties (if at any time in the taxation year the total fair market value of the SIFT’s Canadian real, immovable or resource properties is greater than 50% of the equity value of the SIFT), properties that the SIFT (or persons or partnerships which do not deal at arm’s length with the SIFT) uses in the course of carrying on business in Canada and securities of a “subject entity” if the subject entity holds any “Non-portfolio property” and the SIFT either holds securities of the subject entity that have a fair market value greater than 10% of the subject entity’s equity value, or holds securities of the subject entity that, together with securities held by the SIFT in entities affiliated with the subject entity have a total fair market value greater than 50% of the equity value of the SIFT.

Income which Cominar is unable to deduct by virtue of the SIFT Rules would be taxed under the SIFT Rules at the federal general corporate tax rate, plus a rate based on the general provincial corporate income tax rate in each province in which a SIFT has a permanent establishment, other than Québec. A SIFT with an establishment in Québec at any time in a taxation year will be subject to a Québec tax at a rate generally equal to the Québec tax rate relating to corporations and a business allocation formula based on the gross income of a SIFT and the wages and salaries it pays, similar to the one used for the purposes of determining the tax payable by a corporation that has activities in Québec and outside Québec, will apply to determine the tax payable to Québec by a SIFT that has, in a taxation year, an establishment both in Québec and outside Québec. The application of the SIFT Rules to Cominar would not change the treatment under the Tax Act of distributions in a year that are in excess of Cominar’s net income for the year.

Distributions of income of SIFTs received by Cominar unitholders that are not deductible to the SIFT will be deemed to be dividends received by Cominar unitholders. Under the SIFT Rules, such deemed dividends from a SIFT will be taxed as a taxable dividend from a taxable Canadian corporation. Under the Tax Act such dividends deemed to be received by an individual will be included in computing the individual’s income for tax purposes and will be subject to the enhanced gross-up and dividend tax credit rules normally applicable to eligible dividends received from taxable Canadian corporations. Such dividends deemed to be received by a holder that is a corporation generally will be deductible in computing the corporation’s taxable income. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3 % on dividends received or deemed to be received to the extent that such dividends are deductible in computing taxable income. Generally, distributions that are characterized as returns of capital are not taxable at the SIFT level and not taxable to unitholders of Cominar Units but serve to reduce the adjusted cost base of same.

Real Estate Investment Trust Exception

The SIFT Rules are not applicable to a trust if such trust qualifies as a “real estate investment trust” for the year.

On December 16, 2010 the Department of Finance released, for public comment, proposed amendments to the Tax Act (the “December 16, 2010 Proposals”) concerning the income tax treatment of real estate investment trusts and, in particular, the conditions which must be met in order for a trust to qualify for the Real Estate Investment Trust Exception. If enacted as proposed, the December 16, 2010 Proposals, which are generally relieving in nature, will be effective for the 2011 and subsequent taxation years and, on an elective basis, for earlier taxation years.

Assuming that the December 16, 2010 Proposals are enacted in their current form, the following conditions must be met (in addition to the trust being resident in Canada throughout the taxation year) for a trust to qualify for the Real Estate Investment Trust Exception in a year subsequent to 2010, as well as prior to 2011 if the trust elects in the prescribed manner and within the prescribed time:

(a)	at each time in the taxation year, 90% or more of the total fair market value at that time of all “Non-portfolio properties” held by the trust must be “qualified REIT properties”;

(b)	not less than 90% of the trust’s “gross REIT revenue” for the taxation year must be derived from one or more of the following: “rent from real or immovable properties”, interest, capital gains from the disposition of “real or immovable properties”, dividends, royalties and gains from dispositions of “eligible resale properties”;

(c)	not less than 75% of the trust’s “gross REIT revenue” for the taxation year must be derived from one or more of the following: “rent from real or immovable properties”, interest from mortgages, or hypothecs, on real or immovable properties, and capital gains from dispositions of “real or immovable properties”;

(d)	at no time in the taxation year can the total fair market value of properties comprised of “real or immovable properties”, cash, deposits in a bank or credit union, indebtedness of Canadian corporations represented by banker’s acceptances, and debt issued or guaranteed by Governments in Canada be less than 75% of the “equity value” of the trust at that time; and

(e)	investments in the trust must be, at any time in the taxation year, listed or traded on a stock exchange or other public market.

The SIFT Rules contain specific rules generally permitting a trust to qualify for the Real Estate Investment Trust Exception where it holds properties indirectly through intermediate entities if each intermediate entity would satisfy the criteria (a) throughout (d) of the Real Estate Investment Trust Exception in its own right.

For the purpose of the SIFT Rules and the Real Estate Investment Trust Exception (assuming that the December 16, 2010 Proposals are enacted as proposed):

(a)	“eligible resale property” means real or immovable property (other than capital property) of an entity, in which a trust the investments in which are listed or traded on a stock exchange or other public market holds a security, (i) that is contiguous to a particular real or immovable property that is capital property of the entity or of another entity in which the trust holds a security, and (ii) the holding of which is necessary, and incidental, to the holding of the particular real or immovable property;

(b)	“gross REIT revenue” of an entity for a taxation year means the total of all amounts each of which is (i) an amount received in the taxation year or receivable in the taxation year (depending on the method regularly followed by the entity in computing the entity’s income) by the entity otherwise than as or on account of capital, or (ii) a capital gain of the entity for the taxation year;

(c)	“qualified REIT property” of a trust at any time means a property held by the trust that is at that time:

(i)	“real or immovable property” (as described below) that is capital property to the trust;

(ii)	a security of a “subject entity” (as described below) all or substantially all of the gross REIT revenue of which (for the subject entity’s taxation year that ends in the trust’s taxation year that includes that time) is from maintaining, improving, leasing or managing real or immovable properties (A) that are capital properties of the trust or of an entity of which the trust holds a share or an interest, or (B) that are eligible resale properties of an entity of which the trust holds a share or an interest;

(iii)	a security of a “subject entity” if the entity holds no property other than (A) legal title to real or immovable properties of the trust or of another subject entity all of the securities of which are held by the trust, and (B) tangible personal property (or for civil law corporeal moveable property) ancillary to the earning by the trust of rents from, and capital gains from the dispositions of, real or immovable property; and

(iv)	tangible personal property (or for civil law corporeal moveable property) ancillary to the earning by the trust of rents from, and capital gains from the dispositions of, real or immovable property;

(d)	“real or immovable property” generally includes a security of a trust that satisfies (or of any other entity that would, if it were a trust, satisfy) the criteria (a), (b), (c) and (d) of the Real Estate Investment Trust Exception (as discussed above) and an interest in certain real property or a real right in certain immovables, but excludes any depreciable property other than a depreciable property included (otherwise than by election) in capital cost allowance Class 1, 3 or 31, property ancillary to the ownership or utilization of such depreciable property or a lease or leasehold interest in respect of land or such depreciable property;

(e)	“rent from real or immovable properties” includes rent or similar payments for the use of or right to use real or immovable properties, payment for services ancillary to the rental of real or immovable properties and customarily supplied or rendered in connection therewith (“Ancillary Services”), including, generally, specified amounts payable in respect of securities constituting Non-portfolio property that would be included in the security holder’s gross REIT revenue to the extent that such specified amounts can reasonably be considered to have become payable out of rent from real or immovable property derived by the payor, but does not include any payments for services supplied or rendered other than Ancillary Services, fees for managing or operating such properties, payment for the occupation, use or right to use a room in a hotel or other similar lodging facility, or rent based on profits; and

(f)	“subject entity” means (i) a corporation resident in Canada, (ii) a trust resident in Canada, (iii) a Canadian resident partnership or (iv) a Non-resident person, or a partnership that is not a Canadian resident partnership, the principal source of income of which is one or more sources in Canada.

Were the Real Estate Investment Trust Exception not applicable to Cominar at any time in a year (including the current taxation year), the SIFT Rules (under which amounts deductible will no longer be deductible in computing the income of Cominar and additional taxes will be payable by Cominar) will, commencing in such year, impact materially the level of cash distributions which would otherwise be made by Cominar.

Taxation of Cominar

The taxation year of Cominar is the calendar year. In each taxation year, Cominar is subject to tax under the Tax Act on its income for the year, including net realized taxable capital gains, computed in accordance with the detailed provisions of the Tax Act, less the portion thereof that it deducts in respect of the amounts paid or payable or deemed to be paid or payable in the year to Cominar unitholders. An amount will be considered to be payable to a Cominar unitholder in a taxation year if it is paid to the Cominar unitholder in the year by Cominar or if the Cominar unitholder is entitled in that year to enforce payment of the amount.

The income for purposes of the Tax Act of Cominar may include income realized from the rental of its rental properties; income payable to it by other trusts in which Cominar is beneficially interested, dividends received from corporations in which it holds shares; and any taxable capital gains or recapture of capital cost allowance arising from dispositions by it of properties.

In computing its income for purposes of the Tax Act, Cominar may deduct reasonable administrative costs, interest and other expenses incurred by it for the purpose of earning income. Cominar may also deduct from its income for the year a portion of any reasonable expenses incurred by Cominar to issue Cominar Units. The portion of such issue expenses deductible by Cominar in a taxation year is 20% of such issue expenses pro rated for a taxation year of Cominar that is less than 365 days.

The contract of trust of Cominar provides that as of the last distribution date for a taxation year, all the income (other than net taxable capital gains and net recapture income) of Cominar less distributions of Cominar’s income for that year made by Cominar shall be paid to Unitholders and its net taxable capital gains and net recapture income shall be paid on the last Distribution Date in the taxation year. The contract of trust of Cominar further provides that

Cominar will deduct for tax purposes the maximum amount available to it as deductions unless the trustees of Cominar determine otherwise prior to the end of the relevant taxation year. Given that the foregoing amounts paid to Cominar unitholders for the year can be deducted in computing Cominar’s income, Cominar generally should not be subject to income tax on its income and its net taxable capital gains under Part I of the Tax Act in any year.

Losses incurred by Cominar cannot be allocated to Cominar unitholders but may be deducted by Cominar in future years in accordance with the Tax Act.

The Tax Act provides for a special tax, the Part XII.2 tax, on the designated income (including income from Canadian real property) of certain trusts which have designated beneficiaries (including Non-resident persons and certain tax exempt persons). This special tax does not apply to a trust for a taxation year if the trust is a mutual fund trust throughout such year. Accordingly, provided Cominar qualifies as a mutual trust fund throughout a taxation year, it will not be subject to the special tax for such taxation year.

Limitation on Non-Resident Ownership

At no time may Non-residents of Canada (within the meaning of the Tax Act) be the beneficial owners of more than 49% of the Cominar Units and the trustees of Cominar have informed the transfer agent and registrar of this restriction. The transfer agent and registrar may require declarations as to the jurisdictions in which beneficial owners of Cominar Units are resident. If the transfer agent and registrar becomes aware, as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Cominar Units then outstanding are, or may be, Non-residents or that such a situation is imminent, the transfer agent and registrar will advise the trustees of Cominar and, upon receiving direction from the trustees of Cominar, may make a public announcement thereof and shall not accept a subscription for Cominar Units from or issue or register a transfer of Cominar Units to a person unless the person provides a declaration that the person is not a Non-resident of Canada. If, notwithstanding the foregoing, the transfer agent and registrar determines that more than 49% of the Cominar Units are held by Non-residents, the transfer agent and registrar may, upon receiving direction and suitable indemnity from the trustees of Cominar, send a notice to Non-resident Cominar unitholders, chosen in inverse order to the order of acquisition or registration or in such manner as the transfer agent and registrar may consider equitable and practicable, requiring them to sell their Cominar Units or a portion thereof within a specified period of not less than 60 days. If the Cominar Unitholders receiving such notice have not sold the specified number of Cominar Units or provided the transfer agent and registrar with satisfactory evidence that they are not Non-residents of Canada within such period, the transfer agent and registrar may on behalf of such Cominar unitholders sell such Cominar Units and, in the interim, shall suspend the voting and distribution rights attached to such Cominar Units. Upon such sale the affected holders shall cease to be Cominar unitholders and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificate representing such Cominar Units.

23.	Certain United States Federal Income Tax Considerations

UNITED STATES INTERNAL REVENUE SERVICE CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, UNITHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS CIRCULAR OR IN ANY DOCUMENT REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY UNITHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) UNITHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a general discussion of certain material United States federal income tax considerations generally applicable to U.S. Unitholders (as defined below) with respect to the disposition of Canmarc Units pursuant to the Offer (or a Compulsory Acquisition). This summary is based upon the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, administrative pronouncements, and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the U.S. Internal Revenue Service (the “IRS”) regarding the tax consequences of the Offer (or a Compulsory Acquisition) and there can be no assurance that the IRS will agree with the discussion set out below. The discussion does not address aspects of U.S. federal taxation other than income taxation, nor does it address aspects of U.S. federal income taxation that may be applicable to particular Unitholders, including but not limited to Unitholders who are dealers in securities, life insurance companies, tax-exempt organizations, banks, foreign persons, U.S. expatriates, persons who hold Canmarc Units through partnerships or other pass-through entities, persons who own, directly or indirectly, 5% or more, by voting power or value, of the outstanding Units of Canmarc, persons whose functional currency is not the U.S. dollar or who acquired their Canmarc Units in a compensatory transaction and persons who hold Canmarc Units as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes. This summary is limited to persons who hold their Canmarc Units as a “capital asset” within the meaning of Section 1221 of the Code. The discussion does not address the U.S. federal income tax consequences to holders of stock or securities convertible or exchangeable into Canmarc Units. In addition, it does not address U.S. estate or gift tax, state, local or foreign tax consequences. U.S. Unitholders are urged to consult their tax advisors with respect to the U.S. federal, state, local and foreign tax consequences to their particular situations of the Offer (or a Compulsory Acquisition) or other transactions described in Section 13 of this Circular, “Acquisition of Canmarc Units Not Deposited”. This summary does not address the U.S. federal income tax consequences to holders of Convertible Securities of converting, exchanging or exercising their Convertible Securities.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds Canmarc Units and participates in the Offer, the United States federal income tax treatment of a partner (or member) will generally depend on the status of the partner and the activities of the partnership (or other entity). A partner in a partnership (or member of such other entity) holding Canmarc Units should consult its tax advisor with regard to the United States federal income tax treatment of participating in the Offer.

This summary assumes that Canmarc is not a controlled foreign corporation. If Canmarc were classified as a controlled foreign corporation, the United States federal income tax consequences summarized herein could be materially and adversely different.

As used herein, the term “U.S. Unitholder” means a beneficial owner of Canmarc Units that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof or therein; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in Code Section 7701(a)(30) or (b) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Disposition of Canmarc Units

Disposition of Canmarc Units for Cash or Cominar Units Pursuant to the Offer

Subject to the passive foreign investment company (“PFIC”) rules, discussed below, upon a disposition of Canmarc Units in the Offer, a U.S. Unitholder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (i) the amount realized on the disposition and (ii) the U.S. Unitholder’s adjusted tax basis in the Canmarc Units sold in the Cash Alternative. This capital gain or loss will be long-term capital gain or loss if the U.S. Unitholder’s holding period in the Canmarc Units exceeds one year. The amount realized on the disposition by a U.S. Unitholder will be the U.S. dollar value of the cash received pursuant to the Cash Alternative or the U.S. dollar value of the Cominar Units received pursuant to the Unit Alternative. A U.S. Unitholder’s adjusted tax basis in its Canmarc Units will generally be its U.S. dollar cost. The U.S. dollar cost of a Canmarc Unit purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase, or the settlement date for the purchase, in the case of Canmarc Units traded on an established securities market, within the meaning of the applicable Treasury Regulations, that are purchased by a cash basis U.S. Unitholder (or an accrual basis U.S. Unitholder that so elects). Such an election by an accrual basis U.S. Unitholder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Any gain or loss recognized on the disposition of the Canmarc Units will generally be U.S. source, unless the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of the Convention. Therefore, a U.S. Unitholder may have insufficient foreign source income to utilize foreign tax credits attributable to any Canadian withholding tax imposed on a disposition. U.S. Unitholders should consult their own tax advisors as to the availability of and limitations on any foreign tax credit attributable to this Canadian withholding tax.

Foreign Currency Gain or Loss on Receipt of Cash

The amount realized in foreign currency on a disposition of Canmarc Units for cash pursuant to the Cash Alternative will be the U.S. dollar value of the amount paid in foreign currency on the date of disposition. On the settlement date, the U.S. Unitholder will recognize U.S.-source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the cash received based on the exchange rates in effect on the date of disposition and the settlement date. However, in the case of Canmarc Units traded on an established securities market that are sold by a cash basis U.S. Unitholder (or an accrual basis U.S. Unitholder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time. Any currency gain or loss generally would be treated as U.S. source ordinary income or loss and would be in addition to the gain or loss, if any, recognized in the Offer.

Disposition of Canmarc Units Pursuant to a Compulsory Acquisition

Subject to the PFIC rules discussed below under “Passive Foreign Investment Companies”, although there is no authority directly on point, a U.S. Unitholder who dissents in a Compulsory Acquisition and elects to receive the fair value for the U.S. Unitholder’s Canmarc Units may be required to recognize gain or loss at the time of the Compulsory Acquisition (even if the fair market value of the Canmarc Units has not yet been judicially determined at that time), in an amount equal to the difference between the “amount realized” and the U.S. Unitholder’s adjusted tax basis in the Canmarc Units. For this purpose, although there is no authority directly on point, the amount realized generally should equal the sum of the U.S. dollar equivalent amounts, determined at the spot rate, of the trading values for the Cominar Units on the settlement date of the Compulsory Acquisition. In this event, gain or loss also would be recognized by the U.S. Unitholder at the time the actual fair value payment is determined, to the extent that the payment exceeds or is less than the amount previously recognized. In addition, a portion of the actual payment received may instead be characterized as interest income, in which case the U.S. dollar equivalent to the Canadian dollar amount of this portion generally should be included in ordinary income in accordance with the U.S. Unitholder’s method of accounting.

Disposition of Canmarc Units Pursuant to a Subsequent Acquisition Transaction

If the Cominar Acquisition Group is unable to effect a Compulsory Acquisition or if the Cominar Acquisition Group elects not to proceed with a Compulsory Acquisition, then the Cominar Acquisition Group may propose a Subsequent Acquisition Transaction as described in Section 13 of this Circular, “Acquisition of Canmarc Units Not Deposited”. The U.S. federal income tax consequences resulting therefrom will depend upon the manner in which the transaction is carried out. Generally, if a U.S. Unitholder receives cash or Cominar Units in exchange for Canmarc Units, it is expected that the U.S. federal income tax consequences to the U.S. Unitholder will be substantially similar to the consequences described above under “– Disposition of Canmarc Units for Cash or Cominar Units Pursuant to the Offer”. However, there can be no assurance that the U.S. federal income tax consequences of a Subsequent Acquisition Transaction will not be materially different. U.S. Unitholders should consult their own income tax advisors with respect to the income tax consequences to them of having their Canmarc Units acquired pursuant to a Subsequent Acquisition Transaction. This summary does not describe the tax consequences of any such transaction to a U.S. Unitholder.

Disposition of Foreign Currency

Foreign currency received on the disposition of a Canmarc Unit will have a tax basis equal to its U.S. dollar value on the settlement date. Any gain or loss recognized on a sale or other disposition of a foreign currency will be U.S.-source ordinary income or loss.

Passive Foreign Investment Companies

In general, Canmarc would be a passive foreign investment company (“PFIC”) if, for any taxable year, 75% or more of its gross income constituted “passive income” or 50% or more of its assets produced, or were held for the production of, passive income. “Passive income” generally includes, among other things, dividends, interest, certain royalties, rents, and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. For purposes of the PFIC income and asset tests described above, if Canmarc owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Canmarc will be treated as if it (i) held a proportionate share of the assets of such other corporation and (ii) received directly a proportionate share of the income of such other corporation.

If Canmarc is or has been a PFIC at any time during a U.S. Unitholder’s holding period and the U.S. Unitholder did not timely elect to be taxable currently on his or her pro rata share of Canmarc’s earnings under the “qualified electing fund” rules or to be taxed on a “mark to market” basis with respect to his or her Canmarc Units, any gain recognized by the U.S. Unitholder as a result of his or her participation in the Offer will generally be treated as ordinary income and will be subject to special tax rules. Under these special tax rules, (i) the amount of any gain recognized in the Offer is allocated ratably over the U.S. Unitholder’s holding period for his or her Canmarc Units, (ii) the amount of ordinary income allocated to prior years during which Canmarc was a PFIC is subject to U.S. federal income tax at the highest statutory rate applicable to the U.S. Unitholder for each prior year (determined without regard to other income, losses or deductions of the U.S. Unitholder for these years), and (iii) the tax due with respect to the gain allocated to these prior years is subject to an interest charge, computed at the rate applicable to underpayments of tax. Different rules apply if Canmarc is or has been a PFIC and the U.S. Unitholder made certain elections with respect to its stock in the Corporation.

The determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. Consequently, no assurance can be provided that Canmarc is not and has not been classified as a PFIC for any taxable year during which a U.S. Unitholder has held Canmarc Units.

The PFIC rules are extremely complex and may have a significant adverse effect on the U.S. federal income tax consequences of the Offer to a U.S. Unitholder. Accordingly, U.S. Unitholders should consult their independent tax advisors regarding the possible classification of Canmarc or a related entity as a PFIC, the potential effect of the PFIC rules to such holder, as well as the availability, and effect of any election that may be available under the PFIC rules, in each case, having regard to such holder’s particular circumstances.

Foreign Tax Credits for Canadian Taxes Paid or Withheld

A U.S. Unitholder that pays (directly or through withholding) Canadian income taxes in connection with the Offer (or a Compulsory Acquisition) may be entitled to claim a deduction or credit for U.S. federal income tax purposes, subject to a number of complex rules and limitations. Gain on the disposition of Canmarc Units generally will be U.S. source gain for foreign tax credit purposes, unless the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of the U.S. Treaty. U.S. Unitholders should consult their own tax advisors regarding the foreign tax credit implications of disposing of Canmarc Units in the Offer (or a Compulsory Acquisition).

Certain Tax Consequences of Holding Cominar Units Received in the Offer

Distributions

In the event that distributions on Cominar Units are paid to U.S. Unitholders in a currency other than the U.S. dollar, such U.S. Unitholder will be treated as having received a distribution in an amount equal to the U.S. dollar value of the distribution at the time the distribution is made, in accordance with the exchange rate in effect on the date the distribution is properly included in income, and whether or not the other currency is converted into U.S. dollars at that time. Any gain or loss recognized by a U.S. Unitholder on a subsequent sale or exchange of the foreign currency will generally be United States source ordinary income or loss.

Subject to the discussion under “– Status of Cominar as a PFIC” below, the gross amount of any distribution (other than in liquidation) generally will be treated as a foreign source taxable dividend to the extent paid out of Cominar’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, even though the U.S. Unitholder may receive only a portion of the gross amount after giving effect to the Canadian withholding tax as reduced by the Convention. Dividend income generally will be foreign source income and generally will be “passive category income” for U.S. foreign tax credit purposes. U.S. Unitholders are advised to consult their own tax advisors to determine the particular U.S. federal income tax treatment to them. Dividend income on the Cominar Units held by certain Non-corporate U.S. Unitholders, including individuals and certain estates and trusts, may be treated as “qualified dividend income”, provided the U.S. Unitholder satisfies the applicable holding period and other requirements with respect to the Cominar Units. Qualified dividend income paid prior to January 1, 2013 generally is subject to the maximum rate applicable to long-term capital gains, which currently is 15%. The reduced tax rate generally is available only with respect to dividends received from U.S. corporations and from Non-U.S. corporations (i) that are eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory and that contains an exchange of information program, or (ii) whose stock is readily tradable on an established securities market in the United States. However, the reduced tax rate is not available with respect to dividends received from a foreign corporation that was a PFIC (as discussed below) in either the taxable year of the distribution or the preceding tax year. Moreover, special rules may apply to cause dividends that would otherwise be eligible for the reduced tax rate applicable to qualified dividend income to be taxable at the higher rates applicable to ordinary income. For example, the reduced tax rate is not available with respect to a dividend on shares where the U.S. Unitholder does not continuously own such Canmarc Units for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. Other rules may apply as a condition to, or as a result of, the application of the reduced tax rate on dividends. Certain taxable dividends either not treated as “qualified dividend income” or which the U.S. Unitholder elects to include as investment income for purposes of determining the amount of deductible investment interest expense will be taxable at the ordinary income rate to the U.S. Unitholder. Generally, no dividends received deduction will be allowed with respect to dividends paid by Cominar. U.S. Unitholders are advised to consult their own tax advisors to determine the particular U.S. federal income tax treatment to them with respect to distributions taxed as dividends.

A distribution on the Cominar Units made by Cominar in excess of Cominar’s current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of a U.S. Unitholder’s adjusted tax basis in the Cominar Units and, to the extent in excess of adjusted basis, as capital gain from the sale of a capital asset. See “– Sale or Other Disposition of Cominar Units” regarding the U.S. federal tax consequences of such capital gains.

U.S. Unitholders generally will have the option of claiming the amount of any Canadian income taxes withheld either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability, subject to numerous complex limitations and restrictions which must be determined and applied on an individual basis by each Unitholder. Accordingly, U.S. Unitholders should consult their own tax advisors concerning these rules in light of their particular circumstances.

Sale or other Disposition of Cominar Units

Subject to the discussion found under “– Status of Cominar as a PFIC” below, in general, if a U.S. Unitholder sells or otherwise disposes of Cominar Units in a taxable disposition, the U.S. Unitholder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (i) the amount realized on the disposition and (ii) the U.S. Unitholder’s adjusted tax basis in the Cominar Units sold. A U.S. Unitholder’s tax basis in its Cominar Units generally should be equal to the U.S. dollar value of the fair market value of the Cominar Units as of the date the U.S. Unitholder receives the Cominar Units pursuant to the Unit Alternative. Any capital gain or loss recognized on the disposition will be long-term capital gain or loss if the U.S. Unitholder’s holding period in the Cominar Units exceeds one year. Any gain or loss will generally be U.S. source. Therefore, a U.S. Unitholder may have insufficient foreign source income to utilize foreign tax credits attributable to any Canadian withholding tax imposed on a disposition. U.S. Unitholders should consult their own tax advisors as to the availability of and limitations on any foreign tax credit attributable to this Canadian withholding tax.

If a U.S. Unitholder receives foreign currency on a sale or disposition of its Cominar Units, the amount realized on a disposition of Cominar Units will be the U.S. dollar value of the foreign currency, as determined on the settlement date of such sale or other taxable disposition, based on the applicable foreign exchange rate on that date. On the settlement date, the U.S. Unitholder will recognize U.S.-source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the cash received based on the exchange rates in effect on the date of disposition and the settlement date. However, in the case of Cominar Units traded on an established securities market that are sold by a cash basis U.S. Unitholder (or an accrual basis U.S. Unitholder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time.

If a U.S. Unitholder is an accrual-basis taxpayer and does not elect to be treated as a cash-basis taxpayer for this purpose, the U.S. Unitholder might have a foreign currency gain or loss for U.S. federal income tax purposes. Any gain or loss would be equal to the difference between the U.S. dollar value of the foreign currency received on the date of the sale or other disposition and on the date of payment, if these dates are considered to be different for U.S. federal tax purposes. Any currency gain or loss generally would be treated as U.S. source ordinary income or loss and would be in addition to the gain or loss, if any, recognized in the sale or other disposition.

Status of Cominar as a PFIC

The rules for determining whether an entity is considered a PFIC are described above in “Passive Foreign Investment Companies”. The determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. As a result, Cominar’s status in the current and future years will depend on the composition of Cominar’s gross income, Cominar’s assets and activities in those years and the market capitalization of Cominar as determined at the end of each calendar quarter, and there can be no assurance that Cominar will or will not be considered a PFIC for any taxable year.

If Cominar is or will be treated as a PFIC for any taxable year during a U.S. Unitholder’s holding period of Cominar Units, the tax consequences to a U.S. Unitholder of a disposition of its Cominar Units in such circumstances generally will be as described above in “– Passive Foreign Investment Companies”. A U.S. Unitholder’s ownership of shares in a PFIC generally must be reported by filing Form 8621 with the U.S. Unitholder’s annual U.S. federal income tax return. Every U.S. Unitholder who is a Unitholder in a PFIC must file an annual report containing such information as may be required by the U.S. Department of the Treasury.

Each U.S. Unitholder should consult its own tax advisor regarding the status of Cominar as a PFIC, the possible effect of the PFIC rules on such holder, as well as the availability of any election that may be available to such holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC.

Information Reporting and Backup Withholding

Payments in respect of Canmarc Units may be subject to information reporting to the IRS. In addition, a U.S. Unitholder (other than certain exempt holders including, among others, corporations) may be subject to backup withholding at a 28% rate on cash payments received in connection with the Offer (or a Compulsory Acquisition). Backup withholding will not apply, however, to a U.S. Unitholder who furnishes an accurate taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Unitholder’s United States federal income tax liability, provided the required information is furnished to the IRS by filing a tax return.

Additionally, dividends on Cominar Units and payments of the proceeds from a sale or other disposition of Cominar Units may be subject to back-up withholding if the U.S. Unitholder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Such dividends and proceeds may be subject to information reporting. Certain U.S. Unitholders are not subject to backup withholding.

U.S. Unitholders are encouraged to consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Unitholders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Unitholders who hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any Units or security issued by a Non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Unitholders may be subject to these reporting requirements unless their Canmarc Units are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Unitholders should consult with their own tax advisors regarding the requirements of filing information returns.

24.	Depositary

The Cominar Acquisition Group has engaged Computershare Investor Services Inc. as the Depositary to receive deposits of Canmarc Units. The Depositary will also facilitate book-entry transfers of Canmarc Units. The Depositary will receive reasonable and customary compensation from the Cominar Acquisition Group for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

25.	Approval of the Offer

Except as set forth herein, neither Cominar nor the Cominar Acquisition Group has any knowledge regarding whether any other Unitholder will accept the Offer, except for Canmarc Units held by any trustee or officer of Cominar.

26.	Financial Advisor and Soliciting Dealer Group

Cominar has retained BMO Capital Markets to act as its financial advisor with respect to the Offer. The Cominar Acquisition Group has also retained BMO Capital Markets to act as dealer manager and to form a soliciting dealer group to solicit acceptances of the Offer.

The Cominar Acquisition Group is paying the Soliciting Dealer a fee customary for such transactions for each Canmarc Unit deposited and taken up by the Cominar Acquisition Group under the Offer (other than Canmarc Units held and tendered by employees, officers and trustees, or former officers or trustees, of Canmarc).

No fee or commission will be payable by any Unitholder who transmits such Unitholder’s Canmarc Units directly to the Depositary or who makes use of the services of a Soliciting Dealer to accept the Offer.

27.	Information Agent

The Cominar Acquisition Group has retained Kingsdale Shareholder Services Inc. to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from the Cominar Acquisition Group for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

28.	Legal Matters

Cominar is being advised in respect of certain matters concerning the Offer by, and the opinions contained under “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” have been provided by Davies, counsel to Cominar.

29.	Experts

As at the date of the Offer, the partners and associates of Davies beneficially own, directly or indirectly, less than one percent of the securities of each of Cominar, Canmarc and their respective associates and affiliates.

The audited consolidated financial statements of Cominar as at, and for the years ended, December 31, 2010 and 2009 incorporated by reference herein have been respectively audited by PricewaterhouseCoopers LLP and Ernst & Young LLP, Chartered Accountants, who have advised that they are independent with respect to Cominar within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec.

30.	Expenses of the Offer

Cominar currently estimates that expenses in the aggregate amount of approximately $16 million will be incurred by Cominar and/or its affiliates in connection with the Offer, including legal, financial advisory, accounting, filing and printing costs, the fees of the Information Agent, the Depositary and the Dealer Manager, the cost of preparing and mailing to Unitholders the Offer and Circular and the documentation accompanying the Offer and Circular, and the cost of translation into the French language of the Offer and Circular and the documents incorporated by reference therein.

31.	Stock Exchange Listing Application

Cominar has applied to list the Cominar Units issuable under the Offer on the TSX. Such listing will be subject to Cominar fulfilling all of the listing requirements of the TSX. The Offer is conditional on the Cominar Units issuable under the Offer being conditionally approved for listing on the TSX.

32.	Relief from Applicable Securities Legislation

The Offer provides that Ineligible Unitholders that would otherwise receive Cominar Units in exchange for their Canmarc Units shall have such Cominar Units issued to a selling agent, which shall, as agent for such Unitholders, as expeditiously as is commercially reasonable thereafter, sell such Cominar Units on their behalf through the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Unitholders. Accordingly, Cominar will apply for relief, in respect of Ineligible Unitholders, from the requirement in section 2.23(1) of MI 62-104 and section 97.1(1) of the OSA that an offeror making a take-over bid must offer to all holders of the same class of securities identical consideration (or an identical choice of consideration).

33.	Documents Incorporated by Reference

The following documents, filed by Cominar with the securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference in, and form an integral part of, the Offer and Circular:

(a)	the annual information form of Cominar dated March 30, 2011 for the year ended December 31, 2010;

(b)	the comparative audited consolidated financial statements of Cominar for the years ended December 31, 2010 and 2009, together with the notes thereto and the auditors’ report thereon, and the related management’s discussion and analysis of the consolidated financial condition and results of operations of Cominar;

(c)	the unaudited condensed interim consolidated financial statements of Cominar for the three and nine months ended September 30, 2011 and 2010, together with the notes thereto, and the related management’s discussion and analysis of the consolidated financial condition and results of operations of Cominar;

(d)	the management information circular of Cominar dated March 30, 2011 prepared in connection with Cominar’s annual and special meeting of unitholders held on May 17, 2011; and

(e)	the material change report of Cominar dated December 2, 2011 with respect to the acquisition of Canmarc Units, the announcement of the intention to make the Offer and the making of the Offer.

Information has been incorporated by reference in the Offer and Circular from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Cominar at 455 rue du Marais, Québec City, Québec, G1M 3A2 and are also available electronically on SEDAR.

Any documents of the type referred to above, and any business acquisition reports or material change reports (excluding confidential material change reports), filed by Cominar with the securities commissions or similar regulatory authorities in each jurisdiction of Canada in which Cominar is a reporting issuer subsequent to the date of the Offer and Circular shall be deemed to be incorporated by reference into the Offer and Circular. Any statement in the Offer and Circular contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Offer and Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer and Circular.

34.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Unitholders with, in addition to any other rights they may have at law, one or more rights of rescission or price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Unitholders. However, such rights must be exercised within prescribed time limits. Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

35.	Trustees’ Approval

The contents of the Offer and the Circular have been approved, and the sending of the Offer and the Circular to the Unitholders and holders of Convertible Securities has been authorized, by the board of directors of each of the entity forming part of the Cominar Acquisition Group and the board of trustees of Cominar.

CERTIFICATE OF THE COMINAR ACQUISITION GROUP

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: December 2, 2011

8012075 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012083 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012091 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012105 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012113 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012121 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012130 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012148 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012156 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012164 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

CERTIFICATE OF COMINAR REAL ESTATE INVESTMENT TRUST

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: December 2, 2011

by	(Signed) Michel Dallaire	by	(Signed) Michel Berthelot
	President and Chief Executive Officer		Executive Vice-President and Chief Financial Officer

On behalf of the board of trustees

by	(Signed) Robert Després	by	(Signed) Pierre Gingras
	Trustee		Trustee

Appendix I

Cominar Real Estate Investment Trust

Pro Forma Consolidated Financial Statements

September 30, 2011

(Unaudited)

Cominar Real Estate Investment Trust

Pro Forma Consolidated Balance Sheet

As at September 30, 2011

(prepared under IFRS)

(Unaudited, in thousands of Canadian dollars, except per unit amounts)

	Cominar Real Estate Investment Trust $	Canmarc Real Estate Investment Trust $	Note		Pro Forma Adjustments $	Pro Forma Balance Sheet Unit Alternative(1), (2) $
Assets
Investment properties
Income properties	2,405,008	1,291,563			—	3,696,571
Properties under development	78,564	—			—	78,564
Land held for future development	44,798	—			—	44,798

	2,528,370	1,291,563			—	3,819,933
Non-current assets classified as held for sale	—	64,850			—	64,850
Property and equipment	—	4,369	2	(g)	(4,369)	—
Long-term investment	—	15,939			—	15,939
Other long-term assets	—	1,211	2	(g)	(1,211)	—
Intangible assets	—	867	2	(g)	(867)	—
Goodwill	9,380	—	2	(d)	150,785	201,165
			2	(d)	41,000
Prepaid expenses and other assets	48,614	13,927	2	(b)	(28,968)	42,905
			2	(e)	4,096
			2	(g)	4,369
			2	(g)	867
Accounts receivable	14,134	12,887	2	(g)	1,211	28,232
Income taxes recoverable	54	—			—	54
Restricted cash	—	26,921			—	26,921

	2,600,552	1,432,534			166,913	4,199,999

Liabilities
Mortgages payable	853,055	705,540	2	(d)	41,000	1,599,595
Convertible debentures	394,119	—			—	394,119
Bank indebtedness	171,515	7,013	2	(c)	(178,528)	556,771
			2	(c)	559,401
			2	(e)	(2,630)
Long-term incentive plan	—	739	2	(f)	(739)	—
Accounts payable and accrued liabilities	30,665	26,439			—	57,104
Deferred tax liability	7,865	—			—	7,865
Distributions payable to unitholders	7,689	3,768			—	11,457

	1,464,908	743,499			418,504	2,626,911
Unitholders’ Equity	1,135,644	689,035	2	(f)	(251,591)	1,573,088

Total liabilities and unitholders’ equity	2,600,552	1,432,534			166,913	4,199,999

All terms capitalized but not otherwise defined herein shall have the meaning given to them in the accompanying circular.

(1)	The amounts in the Pro Forma Balance Sheet have been calculated by using the Unit Alternative Assumption (as defined herein). Under this assumption, the purchase price under the Offer would be paid partly in cash and partly by the issuance of 16 million Cominar Units, being the maximum number of Cominar Units issuable under the Unit Alternative (the “Unit Alternative Assumption”).

(2)	Assuming that no Cominar Units are issued under the Offer and that the purchase price under the Offer would be paid entirely in cash (the “Cash Alternative Assumption”), total assets would be the same, bank indebtedness would be $903,811 and Unitholders’ Equity would be $1,226,048.

Cominar Real Estate Investment Trust

Pro Forma Consolidated Statement of Income

For the period ended September 30, 2011

(prepared under IFRS)

(Unaudited, in thousands of Canadian dollars, except per unit amounts)

	Cominar Real Estate Investment Trust $	Canmarc Real Estate Investment Trust $	Note		Pro Forma Adjustments $	Pro Forma Statement of Income Unit Alternative(1), (2) $
Operating revenues
Rental revenue from investment properties	239,758	137,781			—	377,539
Operating expenses	102,251	66,394	3	(c)	312	169,216
			3	(c)	259

Net operating income	137,507	71,387			(571)	208,323
Financial expense	(50,158)	(27,551)	3	(a)	(16,683)	(86,637)
			3	(a)	(2,267)
			3	(a)	6,685
			3	(a)	3,337
Trust administrative expenses	(4,266)	(7,543)	3	(c)	(578)	(12,387)
Other income	—	2,993			—	2,993
Long-term incentive plan	—	(578)	3	(c)	578	—
Depreciation of property and equipment	—	(312)	3	(c)	312	—
Amortization of intangible assets	—	(259)	3	(c)	259	—
Distributions – Class B LP Units	—	(1,719)	3	(b)	1,719	—
Fair value adjustment – Class B LP Units	—	(254)	3	(b)	254	—
Fair value adjustment – investment properties	—	(687)			—	(687)
Loss on disposal of investment properties	—	(298)			—	(298)
Transaction costs – business combination	(646)	—			—	(646)

Income before income taxes	82,437	35,179			(6,955)	110,661

Income taxes
Recoverable	78	—			—	78
Deferred	(757)	—			—	(757)

	(679)	—			—	(679)

Net income	81,758	35,179			(6,955)	109,982

Net income per unit (note 5)
Basic	1.29					1.30

Diluted	1.28					1.29

(1)	The amounts in the Pro Forma Statement of Income have been calculated by using the Unit Alternative Assumption. Under this assumption, the purchase price under the Offer would be paid partly in cash and partly by the issuance of 16 million Cominar Units, being the maximum number of Cominar Units issuable under the Unit Alternative.

(2)	Under the Cash Alternative Assumption, the financial expense would be $117,753, the net income would be $78,866, the basic net income per unit would be $1.15 and the diluted net income per unit would be $1.14.

Cominar Real Estate Investment Trust

Pro Forma Consolidated Statement of Income

For the year ended December 31, 2010

(prepared under IFRS)

(Unaudited, in thousands of Canadian dollars, except per unit amounts)

	Cominar Real Estate Investment Trust $	Canmarc Real Estate Investment Trust Period from May 25, 2010 to December 31, 2010 (Note 6) $	Note		Pro Forma Adjustments $	Pro Forma Statement of Income Unit Alternative(1), (2) $
Operating revenues
Rental revenue from investment properties	282,385	92,759			—	375,144
Operating expenses	117,627	44,523	4	(d)	956	163,106

Net operating income	164,758	48,236			(956)	212,038
Financial expense	(56,636)	(19,751)	4	(a)	(12,415)	(83,370)
			4	(a)	(2,585)
			4	(a)	5,397
			4	(a)	2,620
Trust administrative expenses	(5,315)	(4,299)	4	(d)	(160)	(9,774)
Distributions – long-term investment	—	943	4	(d)	(943)	—
Other income	—	1,078	4	(d)	943	2,021
Unit-based compensation expense	—	(160)	4	(d)	160	—
Depreciation and amortization	—	(956)	4	(d)	956	—
Business combination, bargain purchase gain	—	141,043	4	(b)	(141,043)	—
Adjustment to investment properties at fair value	7,198	(4,064)			—	3,134
Fair value adjustment and distribution expenses – Class B LP Units	—	(4,536)	4	(c)	4,536	—
Transaction costs – business combination	(685)	(4,957)	4	(b)	4,957	(685)

Income before income taxes	109,320	152,577			(138,533)	123,364

Income taxes
Current	(80)	—			—	(80)
Deferred	(446)	—			—	(446)

	(526)	—			—	(526)

Net income	108,794	152,577			(138,533)	122,838

Net income per unit
Basic	1.81					1.69

Diluted	1.80					1.68

(1)	The amounts in the Pro Forma Statement of Income have been calculated by using the Unit Alternative Assumption. Under this assumption, the purchase price under the Offer would be paid partly in cash and partly by the issuance of 16 million Cominar Units, being the maximum number of Cominar Units issuable under the Unit Alternative.

(2)	Under the Cash Alternative Assumption, the financial expense would be $103,832, the net income would be $102,376, the basic net income per unit would be $1.62 and the diluted net income per unit would be $1.61.

Cominar Real Estate Investment Trust

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited, in thousands of Canadian dollars, except per unit amounts)

1	Basis of presentation

The unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of income of Cominar Real Estate Investment Trust (“Cominar” or the “Trust”) as at September 30, 2011 and for the nine-month period ended September 30, 2011 and the year ended December 31, 2010, have been prepared by management of Cominar to give effect to the proposed acquisition (the “Acquisition”) of all the issued and outstanding units of Canmarc Real Estate Investment Trust (“Canmarc”) by Cominar on the basis of the assumptions and adjustments described below.

In the opinion of management, the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of income as at September 30, 2011 and for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010, include all adjustments necessary for the fair presentation of the transaction in accordance with International Financial Reporting Standards (“IFRS”) on a basis consistent with Cominar's accounting policies applied in the condensed interim consolidated financial statements for the quarter ended September 30, 2011.

The unaudited pro forma consolidated financial statements may not be indicative of the financial position that would have prevailed and operating results that would have been obtained if the transactions had taken place on the dates indicated or of the financial position or operating results which may be obtained in the future. The unaudited pro forma consolidated financial statements are not a forecast or projection of future results. The actual financial position and results of operations of the Trust for any period following the closing of the Acquisition will likely vary from the amounts set forth in the unaudited pro forma consolidated financial statements and such variation may be material.

The unaudited pro forma consolidated financial statements should be read in conjunction with the unaudited interim consolidated financial statements of Cominar as at and for the three months ended March 31, 2011 and the three and nine month periods ended September 30, 2011, both of which prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), the unaudited interim consolidated financial statements of Canmarc as at and for the three and nine month periods ended September 30, 2011, prepared in accordance with IAS 34, and the audited consolidated financial statements of Cominar and Canmarc as at and for the year ended December 31, 2010, both of which prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) prior to the transition to IFRS.

The unaudited pro forma consolidated balance sheet as at September 30, 2011, has been prepared using information from the unaudited consolidated balance sheet of Cominar as at September 30, 2011, the unaudited consolidated statement of financial position of Canmarc as at September 30, 2011, and the adjustments and assumptions outlined below. The unaudited pro forma consolidated balance sheet gives effect to the Acquisition as if it had occurred on September 30, 2011.

The unaudited pro forma consolidated statement of income for the nine-month period ended September 30, 2011, has been prepared using information from the unaudited consolidated statement of comprehensive income of Cominar for the nine-month period ended September 30, 2011, the unaudited consolidated statement of income of Canmarc for the nine-month period ended September 30, 2011, and the adjustments and assumptions outlined below. The unaudited pro forma consolidated statement of income for the nine-month period ended September 30, 2011 gives effect to the Acquisition as if it had occurred on May 25, 2010, the date of formation of Canmarc.

The unaudited pro forma consolidated statement of income for the year ended December 31, 2010, has been prepared using information from the unaudited consolidated statement of comprehensive income of Cominar for the year ended December 31, 2010 as disclosed in the notes to Cominar’s unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2011 in conjunction with Cominar’ first time adoption of IFRS, the audited consolidated statement of earnings and comprehensive earnings of Canmarc for the period of May 25, 2010 to December 31, 2010 prepared in accordance with Canadian GAAP, the unaudited reconciliation of net income and comprehensive income of Canmarc for the period of May 25 to December 31, 2010 as disclosed in the notes to Canmarc’s unaudited interim consolidated financial statements as at and for the three and nine month periods ended September 30, 2011 in conjunction with Canmarc’s first time adoption of IFRS, and the adjustments and assumptions outlined below. The unaudited pro forma consolidated statement of income for the year ended December 31, 2010 gives effect to the Acquisition as if it had occurred on May 25, 2010, the date of formation of Canmarc.

2	Pro forma assumptions and consolidated balance sheet adjustments

(a)	Public offering of Cominar Units

On October 20, 2011, Cominar issued 5,207,000 units for net proceeds of $107,472 under a public offering (the “Public Offering”). The proceeds from the Public Offering were used to pay down the bank indebtedness. The Public Offering is included in the pro forma adjustments as it has a direct impact on the financing of the Acquisition and the refinancing of Cominar and Canmarc credit facilities.

(b)	Prior acquisition of Canmarc Units by Cominar

As at September 30, 2011, Cominar held 2,372,500 units of Canmarc. The investment in Canmarc Units is recorded at an amount of $28,968 under Prepaid expenses and other assets by Cominar as at September 30, 2011.

(c)	Proposed acquisition of Canmarc

The acquisition is assumed to be paid in cash under the Cash Alternative Assumption or to be paid partly in cash and partly by the issuance of a maximum of 16,000,000 Cominar Units under the Unit Alternative Assumption.

Under the Unit Alternative Assumption, the Trust is assumed to purchase 54,784,294 issued and outstanding Canmarc Units as at September 30, 2011, plus 154,182 units of the long-term incentive plan that are assumed to be vesting upon acquisition of control, less 2,372,500 Canmarc Units already held by Cominar as at September 30, 2011, for a total number of 52,565,976 units at $15.30 per unit for a total consideration of $835,385, including acquisition costs of $31,125. The acquisition costs include $24,400 of transaction costs that are charged directly to equity.

The Trust’s sources and uses of funds after completion of the offer to purchase contemplated are as follows:

	Unit Alternative $	Cash Alternative $
Units issued (16,000,000 x $21.69)	347,040	—
Revolving Loan	498,000	498,000
Equity Bridge Loan	61,401	413,189
Net proceeds from October 20, 2011 Public Offering (note 2a)	107,472	107,472
Refinancing of Cominar and Canmarc credit facilities	(178,528)	(178,528)

Consideration paid including acquisition costs	835,385	840,133

(d)	Goodwill

The Acquisition is recorded at its purchase price and the excess of the purchase price over the carrying amount of the net assets acquired has been allocated to mortgages payable and goodwill. As at September 30, 2011, the fair value of the mortgages payable is $746,540, being $41,000 over the carrying amount as per the unaudited interim financial statements of Canmarc. The allocation of the purchase price is preliminary. The allocation of the fair value of the net assets acquired and the goodwill may differ upon finalization of the purchase price allocation.

$
Purchase price ((54,784,294 units + 154,182 units) x $15.30)	840,559
Less: Unitholders’ equity of Canmarc as at September 30, 2011	689,035
Conversion of long-term incentive plan upon change of control	739

Adjustment to goodwill	150,785

(e)	Bank indebtedness

The Trust has entered into a credit facilities agreement and is assumed to draw $498,000 on the Revolving Loan bearing interest at variable rates, repayable in 2 years and 3 years and to draw $61,401 on the Equity Bridge Loan repayable within a year and bearing interest at variable rates with an increasing spread over the term of the Equity Bridge Loan.

Financing costs related to the credit facilities amount to $6,726. These costs will be amortized over the respective term of the facilities. Financing costs related to the Revolving Loan are classified as an asset in the Prepaid expenses and other assets and the financing costs related to the Equity Bridge Loan and the Mortgage Bridge Loan are presented against the bank indebtedness.

(f)	Unitholder’s equity

The pro forma adjustment to the Unitholders’ equity reconciles as follows:

$
Units issued (16,000,000 x $21.69)	347,040
October 20, 2011 public offering (note 2a)	107,472
Elimination of Canmarc Unitholders’ equity	(689,035)
Transaction costs (note 2c)	(24,400)
Conversion of long-term incentive plan upon change of control	739
Elimination of long-term incentive plan included in Unitholders’ equity	(739)
Increase in fair value of Canmarc Units held by Cominar	7,332

(251,591)

(g)	Reclassification

Reclassification adjustments have been made to Canmarc’s presentation to be in accordance with Cominar’s presentation.

Cominar Real Estate Investment Trust

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited, in thousands of Canadian dollars, except per unit amounts)

3	Pro forma assumptions and statement of income adjustments for the nine month period ended September 30, 2011

(a)	Financial expense

Financial expense has been adjusted to reflect the interest expense on the Trust’s financing for the Acquisition, the duration fee and the amortization of financing costs for the nine months ended September 30, 2011. Interest expenses relating to the credit facilities would amount to a total of $16,683.

The amortization expense of the related financing costs represents a total amount of $2,267.

An adjustment has been made to recognize the amortization of the $41,000 increase in fair value of Canmarc’s mortgages payable over their estimated remaining life of 4.6 years. This amount of $6,685 is presented against the financial expense.

Interest expense related to Cominar and Canmarc bank indebtedness has been removed since it has been refinanced at the Acquisition date as mentioned in Note 2c).

(b)	Class B LP Units

As at September 30, 2011, all Class B LP Units issued by one of Canmarc’s subsidiary were exchanged for Canmarc Units. The adjustment removes the expenses related to the distributions and the fair value adjustment of the Class B LP Units.

(c)	Reclassification

Reclassification adjustments have been made to Canmarc’s presentation to be in accordance with Cominar’s presentation.

4	Pro forma assumptions and statement of income adjustments for the year ended December 31, 2010

(a)	Financial expense

Financial expense has been adjusted to reflect the interest expense on the Trust’s financing for the Acquisition, the duration fee and the amortization of financing costs for the year ended December 31, 2010. Interest expenses relating to the credit facilities would amount to a total of $12,415.

The amortization expense of the related financing costs represents a total amount of $2,585.

An adjustment has been made to recognize the amortization of the $41,000 increase in fair value of Canmarc’s mortgages payable over their estimated remaining life of 4.6 years. This amount of $5,397 is presented against the financial expense.

Interest expense related to Cominar and Canmarc bank indebtedness has been removed since it has been refinanced at the Acquisition date as mentioned in Note 2c).

(b)	Business combination

The pro forma statement of income for the year ended December 31, 2010, gives effect to the Acquisition as if it had occurred on May 25, 2010. Adjustments have been made to eliminate the bargain purchase gain and the transaction costs reported by Canmarc relating to the May 25, 2010 business combination that lead to the formation of Canmarc.

(c)	Class B LP Units

As at September 30, 2011, all Class B LP Units issued by one of Canmarc’s subsidiary were exchanged for Canmarc Units. The adjustment removes the expenses related to the distributions and the fair value adjustment of the Class B LP Units.

(d)	Reclassification

Reclassification adjustments have been made to Canmarc’s presentation to be in accordance with Cominar’s presentation.

Cominar Real Estate Investment Trust

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited, in thousands of Canadian dollars, except per unit amounts)

5	Cominar pro forma units outstanding and net income per unit

The average number of units used in the computation of pro forma basic and diluted net income per unit has been determined as follows:

	Basic			Diluted
(in thousands of units)	2011	2010		2011	2010
Weighted average number of Cominar Units issued and outstanding	63,367	60,055		63,755	60,401
Units issued for the Acquisition	16,000	9,688	(1)	16,000	9,688	(1)
Units issued under October 20, 2011 public offering	5,207	3,153	(2)	5,207	3,153	(2)

Pro forma weighted average units outstanding of Cominar	84,574	72,896		84,962	73,242

Pro forma net income	$109,982	$122,838		$109,982	$122,838

Pro forma net income per unit	$1.30	$1.69		$1.29	$1.68

(1)	Assuming the issuance of 16,000,000 Cominar Units on May 25, 2010 for the Acquisition (note 2 (c))

(2)	Assuming the issuance of 5,207,000 Cominar Units on May 25, 2010 from the October 20, 2011 public offering (note 2 (a))

6	Canmarc income statement information in accordance with IFRS for the period from May 25, 2010 to December 31, 2010

	Canadian GAAP $	IFRS Adjustments $	IFRS $
Operating revenues
Rental revenue from investment properties	92,759	—	92,759
Operating expenses	44,523	—	44,523

Net operating income	48,236	—	48,236
Financial expense	(19,751)	—	(19,751)
Trust administrative expenses	(4,299)	—	(4,299)
Distributions – long-term investment	943	—	943
Other income	1,078	—	1,078
Unit-based compensation expense	(160)	—	(160)
Depreciation and amortization	(9,717)	8,761	(956)
Business combination, bargain purchase gain	—	141,043	141,043
Business combination costs	—	(4,957)	(4,957)
Fair value adjustment of investment properties	—	(4,064)	(4,064)
Fair value adjustment and distribution expenses – Class B LP Units	—	(4,536)	(4,536)

Earnings before non-controlling interest	16,330	136,247	152,577
Non-controlling interest	(1,218)	1,218	—

Net income	15,112	137,465	152,577

Cominar Real Estate Investment Trust

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited, in thousands of Canadian dollars, except per unit amounts)

AUDITOR’S CONSENT

We have read the offer to purchase all of the issued and outstanding trust units of Canmarc Real Estate Investment Trust by the Cominar Acquisition Group (the “offering document”) dated December 2, 2011. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned offering document of our report to the unitholders of Cominar on the consolidated balance sheet of Cominar as at December 31, 2010 and the consolidated statements of income and comprehensive income, unitholders’ equity and cash flows for the year ended December 31, 2010. Our report is dated March 2, 2011.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Québec, Canada

December 2, 2011

FORMER AUDITORS’ CONSENT

We have read the offer to purchase all of the issued and outstanding trust units of Canmarc Real Estate Investment Trust by the Cominar Acquisition Group (“the offering document”), dated December 2, 2011. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned offering document of our report to the unitholders of Cominar Real Estate Investment Trust (the “REIT”) on the consolidated balance sheet of the REIT as at December 31, 2009 and the consolidated statements of income and comprehensive income, unitholders’ equity and cash flows for the year ended December 31, 2009. Our report is dated February 16, 2010 (except as to note 24b which is as at March 10, 2010).

(signed) Ernst & Young LLP1

Chartered Accountants

Québec, Canada

December 2, 2011

[1]	CA auditor permit no. 10845

CONSENT OF LEGAL ADVISOR

TO:  The Directors of each of 8012075 Canada Inc., 8012083 Canada Inc., 8012091 Canada Inc., 8012105 Canada Inc., 8012113 Canada Inc., 8012121 Canada Inc., 8012130 Canada Inc., 8012148 Canada Inc., 8012156 Canada Inc. and 8012164 Canada Inc.; and

TO:	The Trustees of Cominar Real Estate Investment Trust

We hereby consent to the reference to our name and opinion contained under “Certain Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated December 2, 2011 made by Cominar Real Estate Investment Trust to the holders of trust units of Canmarc Real Estate Investment Trust.

Montréal, Canada	(Signed) Davies Ward Phillips & Vineberg LLP
December 2, 2011	DAVIES WARD PHILLIPS & VINEBERG LLP

C-1

DEPOSITARY AND INFORMATION AGENT FOR THE OFFER

The Depositary for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 7021	100 University Avenue
31 Adelaide Street East	9th Floor
Toronto, Ontario M5C 3H2	Toronto, Ontario M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Toll Free: 1-800-564-6253

E-mail: corporateactions@computershare.com

Outside North America: 1-514-982-7555

The Information Agent for the Offer is:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, ON M5X 1E2

North American Toll Free Phone:

1-877-657-5857

E-mail: contactus@kingsdaleshareholder.com

Facsimile: (416) 867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: (416) 867-2272

Any questions or requests for assistance or additional copies of this document and the Letter of Transmittal may be directed to the Depositary or the Information Agent. Unitholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit and Number

1.1	Press Release, dated November 28, 2011

1.2	Advertisement, dated December 2, 2011

1.3	Press Release, dated December 2, 2011

2.1	Annual Information Form of Cominar Real Estate Investment Trust (“Cominar”) dated March 30, 2011 for the year ended December 31, 2010

2.2

Comparative audited consolidated financial statements of Cominar for the years ended December 31, 2010 and 2009, together with the notes thereto and the auditors’ report thereon, and the related management’s discussion and analysis of the consolidated financial condition and results of operations of Cominar

2.3

Unaudited condensed interim consolidated financial statements of Cominar for the three and nine months ended September 30, 2011 and 2010, together with the notes thereto and the related management’s discussion and analysis of the consolidated financial condition and results of operations of Cominar

2.4	Management Information Circular of Cominar dated March 30, 2011, prepared in connection with Cominar’s annual and special meeting of Unitholders held on May 17, 2011

2.5	Material Change Report of Cominar, dated December 2, 2011 with respect to the acquisition of Canmarc Units, the announcement of the intention to make the Offer and the making of the Offer

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed by Cominar concurrently with the furnishing of this Form CB.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMINAR REAL ESTATE INVESTMENT TRUST

By: /s/ Michel Berthelot
Name:	Michel Berthelot
Title:	Executive Vice-President and Chief Financial Officer

Date: December 5, 2011